Use these links to rapidly review the document

TABLE OF CONTENTS 2

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-185141

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 26, 2012

Prospectus Supplement
(To Prospectus dated November 26, 2012)

6,000,000 Shares

Clean Harbors, Inc.

Common Stock

          Clean Harbors, Inc. is offering 6,000,000 shares of common stock to be sold in this offering.

          The common stock is quoted on the New York Stock Exchange under the symbol "CLH". The last reported sale price of the common stock on November 23, 2012 was $57.73 per share.

          See "Risk Factors" on page S-12 to read about factors you should consider before buying shares of common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Clean Harbors, Inc.	$	$

          To the extent that the underwriters sell more than 6,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 900,000 shares from Clean Harbors, Inc.

          The underwriters expect to deliver the shares against payment in New York, New York on                                        , 2012.

Sole Book-Running Manager

Goldman, Sachs & Co.

Co-Managers

BofA Merrill Lynch	Credit Suisse

Prospectus supplement dated                                        , 2012.

Prospectus Supplement

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of their respective dates.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

          This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus", we are referring to both parts combined.

          If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference into each of them include important information about us, the shares being offered and other information you should know before investing in our common stock.

          You should rely only on the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is in addition to or different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are not, and the underwriters are not, offering to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate only as of the date of this prospectus supplement or the accompanying prospectus, as the case may be, or in the case of the documents incorporated by reference, the date of such documents regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sales of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

          We obtained the market and certain other data used in this prospectus supplement from our own research, surveys or studies conducted by third parties and industry or general publications, such as EI Digest, and other publicly available sources. Industry and general publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we have not independently verified the market data and related information contained in this prospectus supplement, we believe such data and information is accurate as of the date of this prospectus supplement or the respective earlier dates specified in this prospectus supplement.

          The underwriters are offering shares of our common stock subject to various conditions and may reject all or any part of any order.

S-ii

SUMMARY

          This summary highlights information contained elsewhere in this prospectus supplement or in the documents incorporated by reference into this prospectus supplement, is not complete and may not contain all of the information that may be important to you. You should read this entire prospectus supplement including the documents incorporated herein and the accompanying prospectus carefully, including the "Risk Factors" section of this prospectus supplement, before investing in our common stock. In this prospectus supplement, unless the context requires otherwise, "we", "our", "us", "Clean Harbors" or the "Company" refers collectively to Clean Harbors, Inc. and its subsidiaries, and "Safety-Kleen" refers to Safety-Kleen, Inc. and its subsidiaries.

 Our Company

          We are a leading provider of environmental, energy and industrial services throughout North America. We serve over 60,000 customers, including a majority of Fortune 500 companies, thousands of smaller private entities and numerous federal, state, provincial and local governmental agencies. We have more than 200 locations, including over 50 waste management facilities, throughout North America in 37 U.S. states, seven Canadian provinces, Mexico and Puerto Rico.

          The wastes that we handle include materials that are classified as "hazardous" because of their unique properties, as well as other materials subject to federal and state environmental regulation. We provide final treatment and disposal services designed to manage hazardous and non-hazardous wastes which cannot be economically recycled or reused. We transport, treat and dispose of industrial wastes for commercial and industrial customers, health care providers, educational and research organizations, other environmental services companies and governmental entities. We also provide industrial maintenance and production, lodging, and exploration services to the oil and gas, pulp and paper, manufacturing and power generation industries throughout North America.

          During our twelve months ended September 30, 2012, we generated total revenues and Adjusted EBITDA of $2.2 billion and $387.5 million, respectively. See footnote (2) to "Summary Historical and Pro Forma Combined Financial Information" below in this summary for a description of how we calculate Adjusted EBITDA.

Our Services

          We report our business in four operating segments, consisting of:

  •
  Technical Services (44% of 2011 revenues) — provides a broad range of hazardous material management services including the packaging, collection, transportation, treatment and disposal of hazardous and non-hazardous waste at Company-owned incineration, landfill, wastewater, and other treatment facilities.

  •
  Field Services (13% of 2011 revenues) — provides a wide variety of environmental cleanup services on customer sites or other locations on a scheduled or emergency response basis including tank cleaning, decontamination, remediation, and spill cleanup.

  •
  Industrial Services (24% of 2011 revenues) — provides industrial and specialty services, such as high-pressure and chemical cleaning, catalyst handling, decoking, material processing and industrial lodging services to refineries, chemical plants, pulp and paper mills, and other industrial facilities.

  •
  Oil and Gas Field Services (19% of 2011 revenues) — provides fluid handling, fluid hauling, downhole servicing, surface rentals, exploration mapping and directional boring services to the energy sector serving oil and gas exploration, production, and power generation.

          Technical Services and Field Services are included as part of Clean Harbors Environmental Services, and Industrial Services and Oil and Gas Field Services are included as part of Clean Harbors Energy and Industrial Services.

The Environmental Services Industry

          According to 2009 industry data, the hazardous waste disposal market in North America generates total revenues in excess of $2.0 billion per year. We also service the much larger industrial maintenance and energy services markets. The $2.0 billion estimate does not include the industrial maintenance and energy services markets, except to the extent that the costs of disposal of hazardous wastes generated as a result of industrial maintenance are included. The largest generators of hazardous waste materials are companies in the chemical, petrochemical, primary metals, paper, furniture, aerospace and pharmaceutical industries.

          The hazardous waste management industry was "created" in 1976 with the passage of the Resource Conservation and Recovery Act, or "RCRA". RCRA requires waste generators to distinguish between "hazardous" and "non-hazardous" wastes, and to treat, store and dispose of hazardous waste in accordance with specific regulations. This new regulatory environment, combined with strong economic growth, increased corporate concern about environmental liabilities, and the early stage nature of the hazardous waste management industry contributed initially to rapid growth in the industry. However, by the mid to late 1990s, the hazardous waste management industry was characterized by overcapacity, minimal regulatory advances and pricing pressure. Since 2001, over one-third of all North American commercial incineration capacity has been eliminated, and we believe that competition has been reduced through consolidation and that new regulations have increased the overall barriers to entry.

          The collection and disposal of solid and hazardous wastes are subject to local, state, provincial and federal requirements and regulations, which regulate health, safety, the environment, zoning and land use. Among these regulations in the United States is the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or "CERCLA", which holds generators and transporters of hazardous substances, as well as past and present owners and operators of sites where there has been a hazardous release, strictly, jointly and severally liable for environmental cleanup costs resulting from the release or threatened release of hazardous substances. Canadian companies are regulated under similar regulations, but the responsibility and liability associated with the waste passes from the generator to the transporter or receiver of the waste, in contrast to provisions of CERCLA.

Competitive Strengths

  •
  Leading Provider of Environmental, Energy and Industrial Services — We are one of the largest providers of environmental, energy and industrial services and the largest operator of non-nuclear hazardous waste treatment facilities in North America. We provide multi-faceted and low cost services to a broad mix of customers. We attract and better serve our customers because of our capabilities and the size, scale and geographic location of our assets, which allow us to serve multiple locations. Based on 2009 industry data, we service approximately 69% of North America's commercial hazardous incineration volume and 21% of North America's hazardous landfill volume.

  •
  Diverse Customer Base and Breadth of End Markets Serviced — Our customers range from Fortune 500 companies to midsize and small public and private entities that span multiple industries and business types, including governmental entities. This diversification limits our credit exposure to any one customer or industry. The top ten industries we serviced as a percentage of our 2011 revenues were oil and gas production (17%), refineries and upgraders (14%), chemical (13%), general manufacturing (8%), oil and gas exploration (8%), brokers (6%), terminals and pipelines (5%), utilities (5%), engineering and consulting (4%) and government (3%).

  •
  Stable and Recurring Revenue Base — We have long-standing relationships with our customers. Our diversified customer base also provides stable and recurring revenues as a majority of our revenues are derived from previously served customers with recurring needs for our services. In addition, the costs to many of our customers of switching providers are high. This is due to many customers' desire to audit disposal facilities prior to their qualification as approved sites and to limit the number of facilities to which their wastes are shipped in order to reduce their potential liability under United States and Canadian environmental regulations. We have been selected as an approved vendor by large generators of waste because we possess comprehensive collection, recycling, treatment, transportation, disposal, and waste tracking capabilities and have the expertise necessary to comply with applicable environmental laws and regulations. Those customers that have selected us as an approved vendor typically continue to use our services on a recurring basis.

  •
  Comprehensive Service Capabilities — Our comprehensive service offerings allow us to act as a full-service provider to our customers. Our full-service orientation creates incremental revenue growth as customers seek to minimize the number of outside vendors and demand "one-stop" service providers.

  •
  Integrated Network of Assets — We believe we operate, in the aggregate, the largest number of hazardous waste incinerators, landfills, treatment facilities and transportation, storage and disposal facilities ("TSDFs") in North America. Our broad service network enables us to effectively handle a waste stream from origin through disposal and to efficiently direct and internalize our waste streams to reduce costs. As our processing of wastes increases, our size allows us to increase our cash flow and earnings as we can internalize a greater volume of waste in our incinerators and landfills.

  •
  Regulatory Compliance — We continue to make capital investments in our facilities to ensure that they are in compliance with current federal, state, provincial and local regulations. Companies that rely on in-house disposal may find the current regulatory requirements to be too capital intensive or complicated, and may choose to outsource many of their hazardous waste disposal needs.

  •
  Effective Cost Management — Our significant scale allows us to maintain low costs through standardized compliance procedures, significant purchasing power, research and development capabilities and our ability to efficiently utilize logistics and transportation to economically direct waste streams to the most efficient facility. We also have the ability to transport and process with internal resources the substantial majority of all hazardous waste that we manage for our customers. Finally, we are committed to reducing costs, and managing headcount and other operating costs. Our Adjusted EBITDA Margin (our Adjusted EBITDA expressed as a percentage of revenues) increased from 14.7% for the year ended December 31, 2009 to 17.8% for the twelve months ended September 30, 2012, and our selling, general and administrative expenses as a percentage of sales decreased from 15.2% to 12.6% over the same periods.

  •
  Proven and Experienced Management Team — Our executive management team provides depth and continuity. Our 15 executive officers collectively have over 240 years of experience in the environmental, energy and industrial services industries. Our Chief

    Executive Officer founded our Company in 1980, and the average tenure of the 14 other members of the executive management team exceeds 15 years.

Our Strategy

          Our strategy is to develop and maintain ongoing relationships with a diversified group of customers which have recurring needs for environmental, energy or industrial services. We strive to be recognized as the premier supplier of a broad range of value added services based upon quality, responsiveness, customer service, information technologies, breadth of service offerings and cost effectiveness.

          The principal elements of our business strategy are to:

  •
  Expand Service Offerings and Geographic Coverage — We believe our Technical and Field Services segments have a competitive advantage, particularly in areas where service locations are located at or near a treatment, storage and disposal facility ("TSDF"). By opening additional service locations in close proximity to our TSDFs, we believe that we can, with minimal capital expenditures, increase our market share within the Field Services segment. We believe this will drive additional waste to our existing facilities, thereby increasing utilization and enhancing overall profitability. Furthermore, we believe we can expand our Industrial and Oil and Gas Field Services segments across a broader geographic area, thereby providing additional services to new markets.

  •
  Cross-Sell Across Segments — We believe the breadth of our service offerings allows us to provide additional services to existing customers. In particular, we believe we can provide energy and industrial services to customers which traditionally have only used our environmental services and environmental services to customers which traditionally have only used our energy and industrial services. We believe leveraging our ability to cross-sell environmental and energy and industrial services will drive increased revenue within our existing customer base.

  •
  Capture Large Scale Projects — We provide turnkey offsite transportation and landfill or incineration disposal services for soil and other contaminated media generated from remediation activities. We also assist remediation contractors and project managers with support services including groundwater disposal, investigation derived waste disposal, rolloff container management, and many other related services. We believe this will drive incremental waste volume to our existing facilities, thereby increasing utilization and enhancing overall profitability.

  •
  Expand Throughput Capacity of Existing Waste Facilities — We operate an extensive network of hazardous waste management facilities and have made substantial investments in these facilities, which provide us with significant operating leverage as volumes increase. In addition, there are opportunities to expand waste handling capacity at these facilities by modifying the terms of the existing permits and by adding equipment and new technology. Through selected permit modifications, we can expand the range of treatment services offered to our customers without the large capital investment necessary to acquire or build new waste management facilities.

  •
  Pursue Selective Acquisitions — We actively pursue accretive acquisitions in certain services or market sectors where we believe such acquisitions can enhance and expand our business, including our proposed acquisition of Safety-Kleen, Inc. and its subsidiaries ("Safety-Kleen") and certain assets and subsidiaries of CEDA International Corporation. We believe that we can expand existing services, especially in our non-disposal services, through strategic acquisitions in order to generate incremental revenues from existing and new customers and to obtain greater market share. Since December 31, 2008, we have acquired two public companies (Eveready Inc. in July 2009, and Peak Energy Services Ltd. in June 2011) and 10 private companies (including nine private companies acquired since 2009). We also review other acquisition possibilities on a case-by-case basis.

  •
  Focus on Cost, Pricing and Productivity Initiatives — We continually seek to increase efficiency and to reduce costs in our business through enhanced technology, process efficiencies and stringent expense management.

Corporate Information

          Clean Harbors, Inc. was incorporated in Massachusetts in 1980. Our corporate offices are located at 42 Longwater Drive, Norwell, MA 02161 (telephone (781) 792-5000). Shares of our common stock trade on the New York Stock Exchange under the symbol "CLH". Our website address is www.cleanharbors.com. The information contained or incorporated in our website is not part of this prospectus supplement or the accompanying prospectus.

Recent Developments

Proposed Acquisition of Safety-Kleen

          On October 26, 2012, we entered into an agreement and plan of merger with Safety-Kleen pursuant to which we will acquire Safety-Kleen for cash in an amount (subject to certain working capital and other closing adjustments) equal to $1.25 billion. See "The Safety-Kleen Acquisition" elsewhere in this prospectus supplement. The consummation of our acquisition of Safety-Kleen is subject to customary closing conditions including, without limitation, (i) approval by Safety-Kleen shareholders holding at least a majority of outstanding Safety-Kleen shares, (ii) expiration of applicable antitrust waiting periods, (iii) accuracy of representations and warranties of the parties, (iv) compliance by the parties with their respective obligations under the merger agreement, and (v) the absence of any material adverse effect relating to Safety-Kleen and its subsidiaries with respect to a specific time period.

          Safety-Kleen, headquartered in Richardson, Texas, is a leading provider of environmental services to commercial, industrial and automotive customers and the largest re-refiner of used oil and provider of parts cleaning services in North America. Additionally, we believe Safety-Kleen is North America's largest collector of used oil with North America's largest used oil collection network. Safety-Kleen offers a broad range of services through two complementary platforms: environmental services and oil re-refining. Safety-Kleen's Environmental Services segment provides environmental solutions, including parts cleaning, waste disposal and other environmental services for hazardous and non-hazardous waste. Safety-Kleen's Oil Re-refining segment produces and markets re-refined base and blended lubricating oils. With more than 200 locations throughout North America, Safety-Kleen services commercial and industrial customers in the U.S., Canada and Puerto Rico. Safety-Kleen currently employs approximately 4,200 employees and operates a sizeable service fleet of more than 2,000 vehicles and 1,000 rail cars. Safety-Kleen generated revenues of $1.3 billion in 2011.

          Safety-Kleen's Environmental Services segment offers customers a diverse range of environmental services through its overall network of more than 200 facilities, which includes 155 branch locations, 19 oil terminals and 19 recycling and accumulation centers across North America. During fiscal year 2011, Safety-Kleen serviced more than 200,000 customer locations in more than 20 end markets, including the commercial, industrial and automotive end markets, and provided more than one million parts cleaning services. Safety-Kleen customers in fiscal year 2011 included more than 400 of the Fortune 500. Due to the recurring requirements of its customers, Safety-Kleen provided more than two million customer service calls in 2011. As a result of these regular service and maintenance contacts, Safety-Kleen is well-positioned to cross-sell new and existing services and related products and to become the provider for many of its customers' varied environmental services needs. Industry estimates show that approximately 1.4 billion gallons of used oil is generated in the United States on a yearly basis, of which approximately one billion is recovered. In 2011, Safety-Kleen's Environmental Services segment collected approximately 200 million gallons of such used oil from sources including automobile and truck dealers, automotive garages, oil change outlets, fleet service locations and industrial plants.

          Safety-Kleen's Oil Re-refining segment processes the used oil collected by its Environmental Services segment at its two owned and operated oil re-refineries, which include the largest oil re-refinery in North America at its East Chicago, Indiana location, which processes approximately 120 million gallons of used oil annually into high quality base and blended lubricating oils, and the largest re-refinery in Canada at its Breslau, Ontario location, which processes approximately 40 million gallons of used oil annually into high quality base and blended lubricating oils and is scheduled to undergo a capacity expansion beginning in the fourth quarter of 2012 that will allow the location to process an additional 10 million gallons annually. The re-refined oil produced at these locations is then sold to third party distributors, retailers, government agencies, fleets, railroads and industrial customers. Safety-Kleen does not re-refine the remaining used oil that it collects due to current capacity limitations at Safety-Kleen's oil re-refineries. Instead, Safety-Kleen's Environmental Services segment processes and sells the remaining collected used oil as recycled fuel oil.

          Safety-Kleen utilizes a 53-week fiscal year comprised of twelve accounting periods consisting of four weeks and one accounting period consisting of five weeks. References to Safety-Kleen numbers throughout this prospectus supplement as of or for the period ended September 30, 2012, are as of October 6, 2012 or for the 40 weeks ended October 6, 2012.

          In connection with our acquisition of Safety-Kleen, we expect to achieve synergies and other cost savings of at least $20.0 million.

Proposed Acquisition of Catalyst Services

          On November 19, 2012, we executed a purchase agreement pursuant to which we will acquire from CEDA International Corporation the shares and assets of certain of its subsidiaries (the "CEDA Acquisition"). The acquired companies are engaged in the business of providing catalyst loading and unloading services in the United States and Canada. The purchase price for the acquisition will be approximately $27 million, payable in cash, subject to a working capital adjustment based on a targeted working capital of $8.5 million. The acquisition is expected to close prior to year end and be financed with available cash. The consummation of the CEDA Acquisition is subject to customary closing conditions including, without limitation, (i) accuracy of representations and warranties of the parties, and (ii) compliance by the parties with their respective obligations under the acquisition agreement. We did not include the CEDA Acquisition in our pro forma financial information included in this prospectus supplement because we deemed this acquisition not material.

Potential Amendment of Revolving Credit Facility

          Under the current terms of our revolving credit facility, we will be able to complete this offering of shares of our common stock, the offering of senior unsecured notes described below, and our proposed acquisition of Safety-Kleen without being required to obtain an amendment or waiver under such current terms. However, in light of the significantly increased size of our Company after giving effect to our proposed acquisition of Safety-Kleen, we are now discussing with Bank of America, N.A. ("BofA"), the agent for the lenders under our revolving credit facility, and an affiliate of such agent a proposed amendment of the current terms of the facility. As part of such discussions, we are seeking to, among other changes, (i) increase the maximum amount of borrowings and letters of credit which we and our subsidiaries may obtain under the facility from $250.0 million to $400.0 million (with a combined sub-limit of $325.0 million for letters of credit), (ii) provide that of such $400.0 million maximum amount, $300.0 million (with a $250.0 million sub-limit for letters of credit) will be available for Clean Harbors, Inc. and its domestic subsidiaries and $100.0 million (with a $75.0 million sub-limit for letters of credit) will be available for our Canadian subsidiaries, and (iii) extend the term of the facility from May 31, 2016 to the fifth anniversary of the effective date of the amended facility. However, there is no assurance that we will be able to make such proposed changes to the current terms of our revolving credit facility and any such changes will, among other conditions, be subject to (i) syndication of the increased commitments, (ii) preparation of mutually satisfactory loan documents, (iii) completion of our proposed acquisition of Safety-Kleen in accordance with the existing merger agreement (subject to such waivers, modifications and supplements to the current terms thereof as are deemed by BofA, in its reasonable discretion, not to be adverse to BofA's and the other lenders' interests), and (iv) other customary closing conditions. See "Description of Outstanding Indebtedness — Revolving Credit Facility" elsewhere in this prospectus supplement.

Proposed Offering of Senior Unsecured Notes

          On November 26, 2012, we announced that in order to fund a portion of the purchase price for our proposed acquisition of Safety-Kleen, we plan to offer in a Rule 144A private placement $550.0 million aggregate principal amount of senior unsecured notes. We now plan to commence such offering promptly following the pricing of this offering of our common stock.

The Offering

Common stock offered by us	6,000,000 shares
Approximate number of shares of common stock to be outstanding after the offering	59,386,280 shares
Use of proceeds
We estimate that the net proceeds to us from this offering, after deduction of underwriting discounts and expenses, will be approximately $330.2 million ($379.9 million if the underwriters exercise in full their option to purchase additional shares), based on an assumed public offering price of $57.73 per share (the closing price of our common stock on the New York Stock Exchange on November 23, 2012). We expect to use such net proceeds to pay a portion of the purchase price for our proposed acquisition of Safety-Kleen and our related transaction fees and expenses. See "Use of Proceeds" and "The Safety-Kleen Acquisition".
Risk factors
You should carefully read and consider the information under "Risk Factors" and all other information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in our common stock.
New York Stock Exchange symbol	"CLH"

          The approximate number of shares of our common stock to be outstanding after this offering stated above is based on the 53,386,280 shares outstanding as of September 30, 2012, and does not include:

  •
  105,800 shares of common stock issuable upon the exercise of options outstanding under our employee equity incentive plans (all of which were then vested) having a weighted average exercise price of $14.40 per share as of that date;

  •
  up to 5,548,113 shares of common stock which were then reserved for future awards under our employee equity incentive plans;

  •
  555,119 shares of common stock issuable from time to time in the future under our employee stock purchase plan; and

  •
  up to 900,000 additional shares of common stock we have agreed to issue and sell if the underwriters exercise in full their option to purchase additional shares.

          Unless otherwise stated, all information contained in this prospectus supplement assumes that the underwriters will not exercise their option to purchase additional shares.

 Historical and Pro Forma Combined Financial Information

          The following summary historical financial information has been derived from our audited balance sheets at December 31, 2011 and December 31, 2010 and statements of income for the three years ended December 31, 2011, and our unaudited balance sheet at September 30, 2012 and statements of income for the nine months ended September 30, 2012 and 2011, each as incorporated by reference into this prospectus supplement. This information should be reviewed in conjunction with "Selected Historical Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto incorporated by reference in this prospectus supplement and appearing elsewhere in this prospectus supplement. We have derived the September 30, 2011 balance sheet information from our financial statements not incorporated or included herein.

          The following summary pro forma combined financial information for the year ended December 31, 2011 and as of and for the nine months ended September 30, 2012 has been prepared by our management and gives pro forma effect, in each case as if they occurred on January 1, 2011 for income statement purposes and September 30, 2012 for balance sheet purposes, to (i) our proposed sale of 6.0 million shares of our common stock at an assumed public offering price of $57.73 per share (the closing price of our common stock on the New York Stock Exchange on November 23, 2012) in this offering (the "Stock Offering"), (ii) our proposed sale of $550.0 million aggregate principal amount of senior unsecured notes in a Rule 144A private placement (the "Notes Offering"), (iii) our proposed acquisition of Safety-Kleen for a purchase price of approximately $1,250.0 million, and (iv) payment of our related fees and expenses. If, however, we were not able to complete the Notes Offering before the closing of the acquisition, we anticipate borrowing $320.0 million under a senior secured term facility (the "Term Facility") and $200.0 million under a senior unsecured bridge facility (the "Bridge Facility") pursuant to the backup financing commitment we obtained from certain affiliates of the underwriters at the time we entered into the merger agreement, and the notes to the tables below describe the additional interest expense we anticipate we would incur if such financing under the Term Facility and the Bridge Facility were required. The following summary pro forma combined financial information should be read in conjunction with "Use of Proceeds", "The Safety-Kleen Acquisition", "Unaudited Pro Forma Condensed Combined Financial Information", "Selected Historical Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus supplement, and the consolidated financial statements and related notes of Clean Harbors incorporated by reference in this prospectus supplement and of Safety-Kleen included in this prospectus supplement.

	Nine Months Ended September 30,			Year Ended December 31,
	2011	2012	2012	2009	2010	2011	2011
	(historical)	(historical)	(pro forma)	(historical)	(historical)	(historical)	(pro forma)
	(dollars in thousands)
Income Statement Data:
Revenues:
Service revenues	$1,438,250	$1,628,946	$2,089,562	$1,074,220	$1,731,244	$1,984,136	$2,547,206
Product revenues	—	—	601,897	—	—	—	708,151

Total revenues	1,438,250	1,628,946	2,691,459	1,074,220	1,731,244	1,984,136	3,255,357
Cost of revenues (exclusive of items shown separately below)	1,006,849	1,140,878	1,969,569	753,483	1,210,740	1,379,991	2,406,246
Selling, general and administrative expenses	178,752	197,892	303,629	163,157	205,812	254,137	377,589
Accretion of environmental liabilities	7,231	7,409	9,297	10,617	10,307	9,680	11,849
Depreciation and amortization	87,000	116,794	180,085	64,898	92,473	122,663	207,051

Income from operations	158,418	165,973	228,879	82,065	211,912	217,665	252,622

	Nine Months Ended September 30,			Year Ended December 31,
	2011	2012	2012	2009	2010	2011	2011
	(historical)	(historical)	(pro forma)	(historical)	(historical)	(historical)	(pro forma)
	(dollars in thousands)
Other income (expense)	5,931	(465)	(5,368)	259	2,795	6,402	477
Loss on early extinguishment of debt	—	(26,385)	(26,385)	(4,853)	(2,294)	—	—
Interest expense, net	(28,047)	(33,836)	(57,662)	(15,999)	(27,936)	(39,389)	(70,842)

Income from continuing operations before provision (benefit) for income taxes	136,302	105,287	139,464	61,472	184,477	184,678	182,257
Provision (benefit) for income taxes(1)	47,283	37,487	47,176	26,225	56,756	57,426	(45,722)

Income from discontinued operations, net of tax	—	—	—	1,439	2,794	—	—

Net income	$89,019	$67,800	$92,288	$36,686	$130,515	$127,252	$227,979

Basic earnings per share(2)	$1.68	$1.27	$1.56	$0.74	$2.48	$2.40	$3.87

Diluted earnings per share(2)	$1.67	$1.27	$1.55	$0.74	$2.47	$2.39	$3.84

Other Financial Data:
Adjusted EBITDA(3)	$252,649	$290,176	$418,261	$157,580	$314,692	$350,008	$471,522
Adjusted EBITDA Margin(4)	17.57%	17.81%	15.54%	14.67%	18.18%	17.64%	14.48%
Net Debt (at end of period)(5)			$1,221,409

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2012	2009	2010	2011
	(historical, in thousands)
Cash Flow Data:
Net cash from operating activities	$151,336	$232,692	$93,270	$224,108	$179,531
Net cash from investing activities	(445,610)	(226,417)	(118,391)	(125,687)	(480,181)
Net cash from financing activities	247,856	256,089	3,584	(32,230)	258,740

	At September 30,			At December 31,
	2011	2012	2012	2009	2010	2011
	(historical)	(historical)	(pro forma)	(historical)	(historical)	(historical)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$257,159	$523,614	$138,005	$233,546	$302,210	$260,723
Working capital	432,702	743,725	423,905	386,930	446,253	510,126
Goodwill	134,696	157,724	470,264	56,085	60,252	122,392
Total assets	2,010,385	2,449,403	3,882,215	1,401,068	1,602,475	2,085,803
Long-term obligations (including current portion)(5)	540,691	809,414	1,359,414	301,271	278,800	538,888
Stockholders' equity	840,206	1,006,755	1,327,277	613,825	780,827	900,987

(1)
For fiscal year 2011, the provision includes a decrease in unrecognized tax benefits of $6.5 million of which $5.7 million was due to expiring statute of limitation periods related to a historical Canadian business combination and the remaining $0.8 million was related to the conclusion of examinations by state taxing authorities, the expiration of various state statutes of limitation periods, and a change in estimate of a previous liability. For fiscal year 2010, the provision includes a reversal of $14.3 million (net of benefit) resulting from the release of interest and penalties related to Canadian and United States tax reserves for which the statutes of limitation periods have expired.

(2)
Basic and diluted earnings per share are based on income from continuing operations for 2010 were $2.43 and $2.41 per share, respectively, and for 2009, they were both $0.71 per share.

(3)
For all periods presented, "Adjusted EBITDA" consists of net income plus accretion of environmental liabilities, depreciation and amortization, net interest expense, and provision for income taxes. We also exclude loss on early extinguishment of debt, other (income) expense, and income from discontinued operations, net of tax as these amounts are not considered part of usual business operations. See below for a reconciliation of Adjusted EBITDA to both net income and net cash provided by operating activities for the specified periods. Our management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under generally accepted accounting principles ("GAAP"). Because Adjusted EBITDA is not calculated identically by all companies, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. Pro forma Adjusted EBITDA for the 12 months ended September 30, 2012 would have been $554.3 million. Pro forma Adjusted EBITDA does not give effect to any synergies or other cost savings expected to be attained in connection with Safety-Kleen acquisition and which are expected to be at least $20.0 million. For further information relating to our pro forma interest expense, please see footnote (3) to the Pro Forma Condensed Combined Statement of Operations under "Unaudited Pro Forma Condensed Combined Financial Information".
  The following is a reconciliation of net income to Adjusted EBITDA for the following periods (in thousands):

	Nine Months Ended September 30,			Year Ended December 31,
	2011	2012	2012	2009	2010	2011	2011
	(historical)	(historical)	(pro forma)	(historical)	(historical)	(historical)	(pro forma)
Net income	$89,019	$67,800	$92,288	$36,686	$130,515	$127,252	$227,979
Accretion of environmental liabilities	7,231	7,409	9,297	10,617	10,307	9,680	11,849
Depreciation and amortization	87,000	116,794	180,085	64,898	92,473	122,663	207,051
Other (income) expense	(5,931)	465	5,368	(259)	(2,795)	(6,402)	(477)
Loss on early extinguishment of debt	—	26,385	26,385	4,853	2,294	—	—
Interest expense, net	28,047	33,836	57,662	15,999	27,936	39,389	70,842
Provision (benefit) for income taxes	47,283	37,487	47,176	26,225	56,756	57,426	(45,722)
Income from discontinued operations, net of tax	—	—	—	(1,439)	(2,794)	—	—

Adjusted EBITDA	$252,649	$290,176	$418,261	$157,580	$314,692	$350,008	$471,522

  The following reconciles Adjusted EBITDA to net cash provided by operating activities for the following periods (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2012	2009	2010	2011
Adjusted EBITDA	$252,649	$290,176	$157,580	$314,692	$350,008
Interest expense, net	(28,047)	(33,836)	(15,999)	(27,936)	(39,389)
Provision for income taxes	(47,283)	(37,487)	(26,225)	(56,756)	(57,426)
Income from discontinued operations, net of tax	—	—	1,439	2,794	—
Allowance for doubtful accounts	623	809	1,006	1,043	759
Amortization of deferred financing costs and debt discount	1,230	1,173	1,997	2,921	1,572
Change in environmental liability estimates	(2,467)	(3,553)	(4,657)	(8,328)	(2,840)
Deferred income taxes	(197)	(494)	4,830	4,919	37,836
Stock-based compensation	5,329	5,235	968	7,219	8,164
Excess tax benefit of stock-based compensation	(1,949)	(1,786)	(481)	(1,751)	(3,352)
Income tax benefits related to stock option exercises	1,949	1,776	474	1,739	3,347
Eminent domain compensation	3,354	—	—	—	3,354
Gain on sale of businesses	—	—	—	(2,678)	—
Prepayment penalty on early extinguishment of debt	—	(21,044)	(3,002)	(900)	—
Environmental expenditures	(8,551)	(7,833)	(8,617)	(10,236)	(11,319)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(32,670)	59,881	(11,429)	(49,411)	(65,210)
Other current assets	(14,113)	5,130	1,093	(10,550)	(36,761)
Accounts payable	30,241	(18,969)	5,050	38,553	(8,116)
Other current liabilities	(8,762)	(6,486)	(10,757)	18,774	(1,096)

Net cash from operating activities	$151,336	$232,692	$93,270	$224,108	$179,531

(4)
Adjusted EBITDA Margin represents Adjusted EBITDA expressed as a percentage of revenues.

(5)
Long-term obligations (including current portion) include borrowings under our current and former revolving credit facilities and capital lease obligations. Net Debt represents long-term obligations (including current portion) less cash and cash equivalents.

RISK FACTORS

          An investment in our common stock involves certain risks, including those described below. You should consider carefully these risk factors, together with all of the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before investing in our common stock.

Risks Affecting Both Our Environmental Services and Energy and Industrial Services Businesses

Our businesses are subject to operational and safety risks.

          Provision of both environmental services and energy and industrial services to our customers involves risks such as equipment defects, malfunctions and failures, and natural disasters, which could potentially result in releases of hazardous materials, injury or death of our employees, or a need to shut down or reduce operation of our facilities while remedial actions are undertaken. Our employees often work under potentially hazardous conditions. These risks expose us to potential liability for pollution and other environmental damages, personal injury, loss of life, business interruption, and property damage or destruction. We must also maintain a solid safety record in order to remain a preferred supplier to our major customers.

          While we seek to minimlze our exposure to such risks through comprehensive training programs, vehicle and equipment maintenance programs and insurance, such programs and insurance may not be adequate to cover all of our potential liabilities and such insurance may not in the future be available at commercially reasonable rates. If we were to incur substantial liabilities in excess of policy limits or at a time when we were not able to obtain adequate liability insurance on commercially reasonable terms, our business, results of operations and financial condition could be adversely affected to a material extent. Furthermore, should our safety record deteriorate, we could be subject to a potential reduction of revenues from our major customers.

Our businesses are subject to significant competition.

          We compete with a large number of companies, which range from large public companies to small operators that provide most of the same or similar services to those we offer. The 2008-2010 downturn in economic conditions, particularly with respect to manufacturing and oil and gas exploration and production, caused increased competition for market share. This competition resulted during that period and could in the future result in lower prices and reduced gross margins for our services and negatively affect our ability to grow or sustain our current revenue and profit levels in the future.

Our businesses are subject to numerous statutory and regulatory requirements, which may increase in the future.

          Our businesses are subject to numerous statutory and regulatory requirements, and our ability to continue to hold licenses and permits required for our businesses is subject to maintaining satisfactory compliance with such requirements. These requirements may increase in the future as a result of statutory and regulatory changes. Although we are very committed to compliance and safety, we may not, either now or in the future, be in full compliance at all times with such statutory and regulatory requirements. Consequently, we could be required to incur significant costs to maintain or improve our compliance with such requirements.

Future conditions might require us to make substantial write-downs in our assets, which would adversely affect our balance sheet and results of operations.

          We review our long-lived tangible and intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We also test our goodwill assets for impairment at least annually on December 31, or when events or changes in the business environment indicate that the carrying value of a reporting unit may exceed its fair value. During and as of the end of each of 2011, 2010 and 2009, we determined that no asset write-downs were required; however, if conditions in either the environmental services or energy and industrial services businesses were to deteriorate significantly, we could determine that certain of our assets were impaired and we would then be required to write-off all or a portion of our costs for such assets. Any such significant write-offs would adversely affect our balance sheet and results of operations.

Fluctuations in foreign currency exchange could affect our financial results.

          We earn revenues, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar. In fiscal 2011, we recorded 42% of our revenues outside of the United States, primarily in Canada. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues, income and expenses as well as assets and liabilities into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar against other currencies in countries where we operate will affect our results of operations and the value of balance sheet items denominated in foreign currencies. These risks are non-cash exposures. We manage these risks through normal operating and financing activities. We cannot be certain, however, that we will be successful in reducing the risks inherent in exposures to foreign currency fluctuations.

Risks Relating to Our Proposed Acquisition of Safety-Kleen

We cannot assure you that our proposed acquisition of Safety-Kleen will be completed.

          On October 26, 2012, we entered into an agreement and plan of merger with Safety-Kleen, Inc. ("Safety-Kleen") pursuant to which we will acquire Safety-Kleen for cash in an amount (subject to working capital and other closing adjustments) equal to $1.25 billion. We now anticipate the acquisition will be completed in the fourth quarter of 2012. However, consummation of the acquisition will be subject to certain conditions including, among others: (i) approval by Safety-Kleen shareholders holding at least a majority of outstanding Safety-Kleen shares (although shareholders holding approximately 81% of such shares have entered into voting and lock-up agreements pursuant to which they have generally agreed to vote such shares in favor of the acquisition); (ii) expiration or termination of the applicable Hart-Scott-Rodino and Canadian Competition Bureau antitrust waiting periods; (iii) accuracy of the representations and warranties of the parties, in each case subject to certain materiality exceptions; (iv) compliance by the parties with their respective obligations under the merger agreement, subject to certain materiality exceptions; (v) the parties having executed certain other documents and ancillary agreements at or prior to the closing of the acquisition; and (vi) the absence of any material adverse effect relating to Safety-Kleen and its subsidiaries, taken as a whole, with respect to a specific time period and subject to certain exceptions. Furthermore, we or Safety-Kleen may terminate the merger agreement if the merger is not consummated by April 26, 2013, except if the transaction date is extended. We cannot assure you that the required conditions will be met or that the proposed acquisition will be completed. If the proposed acquisition of Safety-Kleen is terminated and we do not apply the proceeds of this offering to fund the proposed acquisition, it may have a negative impact on the trading price of our common stock.

This offering is not contingent on completion of our proposed acquisition of Safety-Kleen.

          Although we expect to use the net proceeds of this offering to pay a portion of the purchase price for our proposed acquisition of Safety-Kleen and our related fees and expenses, completion of this offering is not contingent on completion of our proposed acquisition of Safety-Kleen. If we were unable to complete such proposed acquisition for any reason, we anticipate that we would use such net proceeds for other future acquisitions, repayment of debt and working capital. In such event, our management would have broad discretion as to the application of the net offering proceeds. The failure of our management to use the net proceeds from this offering effectively could have a material adverse effect on our business and may have an adverse effect on our earnings per share.

We will incur significant transaction and acquisition-related costs in connection with our proposed acquisition of Safety-Kleen.

          We will incur significant costs in connection with our proposed acquisition of Safety-Kleen and may incur additional unanticipated costs to retain key employees. In addition, until the closing of the acquisition, we expect to incur certain non-recurring costs associated with financing the acquisition, including the costs of this offering.

If we are unable to raise sufficient funds through this offering and our proposed offering of unsecured senior notes to pay a portion of the purchase price for Safety-Kleen, we would be required to finance the acquisition on potentially less favorable terms through the financing commitment we have obtained.

          We plan to pay the approximately $1.25 billion purchase price plus the working capital adjustment for Safety-Kleen and our related fees and expenses through a combination of approximately $400.6 million (assuming the net proceeds of this offering are $330.2 million) of our $523.6 million of cash and cash equivalents at September 30, 2012, this offering of common stock and a proposed offering of $550.0 million principal amount of new senior unsecured notes (the "Notes Offering"). This offering is not conditioned on completion of the Notes Offering. In the event that we are unable to raise sufficient proceeds through this offering of common stock and the Notes Offering to pay the balance of purchase price for Safety-Kleen, we anticipate we would utilize the commitment letter for up to $850 million of debt financing which we obtained from certain affiliates of the underwriters at the time we executed the merger agreement for our proposed acquisition of Safety-Kleen. To the extent, if any, we finance a portion of the purchase price for Safety-Kleen and our related fees and expenses through loans contemplated by the commitment letter, the terms of such financing could potentially be less favorable to us than if we are able to finance such payments through this offering of common stock and the Notes Offering.

          In addition, if the acquisition of Safety-Kleen is not completed by April 16, 2013 or if the merger agreement related to the Safety-Kleen acquisition is terminated at any time prior to the acquisition of Safety-Kleen, we will be required to redeem all of the notes issues pursuant to the Notes Offering at a redemption price equal to 101% of the aggregate principal amount of the notes issues pursuant to the Notes Offering, plus accrued and unpaid interest to, but not including, the date of redemption.

Safety-Kleen's revenues are relatively concentrated among a small number of its largest customers.

          In 2011, Safety-Kleen's ten largest customers accounted for approximately 25% of its total revenues and its largest customer accounted for approximately 8% of its total revenues. If one or more of Safety-Kleen's significant customers were to cease doing business with it or significantly reduce or delay the purchase of products or services from it, Safety-Kleen's business, financial condition and results of operations could be materially adversely affected and, as a result, assuming the Safety-Kleen acquisition is consummated our business, financial condition and results of operations could be materially and adversely affected. In addition, Safety-Kleen is subject to credit risk associated with the concentration of its accounts receivable from its customers. None of Safety-Kleen's accounts receivable are covered by collateral or credit insurance. If one or more of its significant customers or if any material portion of Safety-Kleen's other customers were to fail to pay Safety-Kleen on a timely basis, assuming the Safety-Kleen acquisition is consummated our business, financial condition and results of operations could be materially adversely affected. Additionally, future consolidation of Safety-Kleen's customers or additional concentration of market share among its customers may increase its credit risk. There are no assurances that Safety-Kleen will retain all of its customers after the consummation of the Safety-Kleen acquisition and as a result our business, financial condition and results of operations could be materially adversely affected.

Fluctuations in oil prices may have a negative effect on Safety-Kleen's future results of operations derived from its oil re-refining business.

          A significant portion of Safety-Kleen's business involves collecting used oil from certain of its customers, re-refining a portion of such used oil into base and blended lubricating oils, and then selling both such re-refined oil and the excess recycled oil which Safety-Kleen does not have the capacity to re-refine ("RFO") to other customers. The prices at which Safety-Kleen sells its re-refined oil and RFO are affected by changes in the reported spot market prices of oil. If applicable rates increase or decrease, Safety-Kleen typically will charge a higher or lower corresponding price for its re-refined oil and RFO. The price at which Safety-Kleen sells its re-refined oil and RFO is affected by changes in certain indices measuring changes in the price of heavy fuel oil, with increases and decreases in the indices typically translating into a higher or lower price for Safety-Kleen's RFO. The cost to collect used oil, including the amounts Safety-Kleen must pay to obtain used oil and the fuel costs of its oil collection fleet, typically also increases or decreases when the relevant indices increase or decrease. However, even though the prices Safety-Kleen can charge for its re-refined oil and RFO and the costs to collect and re-refine used oil and process RFO typically increase and decrease together, there is no assurance that when Safety-Kleen's costs to collect and re-refine used oil and process RFO increase it will be able to increase the prices it charges for its re-refined oil and RFO to cover such increased costs or that the costs to collect and re-refine used oil and process RFO will decline when the prices it can charge for re-refined oil and RFO decline. These risks are exacerbated when there are rapid fluctuations in these oil indices.

          The price at which Safety-Kleen purchases used oil from its large customers through its oil collection services is generally fixed for a period of time by contract, in some cases for up to 90 days. Because the price Safety-Kleen pays for a majority of its used oil is fixed for a period of time and it can take up to eight weeks to transport, re-refine and blend collected used oil into Safety-Kleen's finished blended lubricating oil products, Safety-Kleen typically experiences margin contraction during periods when the applicable index rates decline. If the index rates decline rapidly, Safety-Kleen may be locked into paying higher than market prices for used oil during these contracted periods while the prices it can charge for its finished oil products decline. If the prices Safety-Kleen charges for its finished oil products and the costs to collect and re-refine used oil and process RFO do not move together or in similar magnitudes, Safety-Kleen's profitability may be materially and negatively impacted.

          Safety-Kleen has entered into several commodity derivatives since 2011, which are comprised of cashless collar contracts related to crude oil, in each case, where Safety-Kleen sold a call option to a bank and then purchased a put option from the same bank, in order to manage against significant fluctuations in crude oil prices, which are closely correlated with indices discussed above. However, these commodity derivatives are designed to only mitigate Safety-Kleen's exposure to declines in these oil indices below a price floor, and Safety-Kleen will not be protected and its profitability may be materially and negatively impacted by declines above the price floor. In addition, these commodity derivatives will limit Safety-Kleen's potential benefit when these oil indices increase above a price cap because Safety-Kleen will be required to make payments in that circumstance. Furthermore, Safety-Kleen's current commodity derivatives expire at various intervals, and there is no assurance that we or Safety-Kleen will be able to enter into commodity derivatives in the future with acceptable terms.

If we are unable to successfully integrate the businesses and operations of Safety-Kleen and reallze synergies in the expected time frame, our future results would be adversely affected.

          Much of the potential benefit of our proposed acquisition of Safety-Kleen will depend on our integration of the business and operations of Safety-Kleen into our business and operations through implementation of appropriate management and financial reporting systems and controls. We may experience difficulties in such integration, and the integration process may be costly and time-consuming. Such integration will require the focused attention of both Clean Harbors' and Safety-Kleen's management, including a significant commitment of their time and resources. The need for both Clean Harbors' and Safety-Kleen's managements to focus on integration matters could have a material impact on the revenues and operating results of the combined company. The success of the acquisition will depend, in part, on the combined company's ability to reallze the anticipated benefits from combining the businesses of Clean Harbors and Safety-Kleen through cost reductions in overhead, greater efficiencies, increased utillzation of support facilities and the adoption of mutual best practices. To reallze these anticipated benefits, however, the businesses of Clean Harbors and Safety-Kleen must be successfully combined.

          If the combined company is not able to achieve these objectives, the anticipated benefits to us of the acquisition, including expected synergies and cost savings, may not be reallzed fully or at all or may take longer to reallze than expected. It is possible that the integration processes could result in the loss of key employees, as well as the disruption of each company's ongoing business, failure to implement the business plan for the combined company, unanticipated issues in integrating operating, logistics, information, communications and other systems, unanticipated changes in applicable laws and regulations, operating risks inherent in our business or inconsistencies in standards, controls, procedures and policies or other unanticipated issues, expenses and liabilities, any or all of which could adversely affect our ability to maintain relationships with our and the acquired companies' customers and employees or to achieve the anticipated benefits of the acquisition.

Our proposed acquisition of Safety-Kleen will expose us to increased potential liabilities and other risks arising under environmental laws and regulations.

          As a provider of environmental services, Safety-Kleen is subject to the extensive federal, state, provincial and local laws and regulations relating to the protection of the environment, health and safety, and to potential liabilities arising therefrom, which apply to Clean Harbors' own environmental services as described below under "Risks Particularly Affecting Our Environmental Services Business". In the past, Safety-Kleen has been subject to fines and certain orders requiring it to take environmental remedial action. In fiscal year 2011, Safety-Kleen paid a total of approximately $190,000 for such fines, including fines arising in previous years. In 2009, Safety-Kleen recorded as an expense a $15.0 million settlement with the South Coast Air Quality Management District, or "SCAQMD", in southern California and other regulatory agencies for alleged civil violations of SCAQMD Rule 1171, which prohibits the use of solvent, except for certain exempt uses, in the district. Safety-Kleen has paid this settlement and is currently in compliance with SCAQMD Rule 1171. However, in the future, Safety-Kleen may be subject to monetary fines, civil or criminal penalties, remediation, cleanup or stop orders, injunctions, orders to cease or suspend certain practices or denial of permits required for the operation of its facilities. The outcome of any proceeding and associated costs and expenses could have a material adverse impact on Safety-Kleen's financial condition and results of operations.

          Environmental laws and regulations are subject to change and have historically become increasingly stringent. There has been a regulatory-driven shift away from solvents having higher volatile organic compounds, or "VOC", as evidenced by the recent move of the Ozone Transport Commission representing several states to reduce the VOC limits for various products, including solvent used for parts cleaning or with paint-gun cleaning equipment. Interpretation or enforcement of existing laws and regulations, or the adoption of new laws and regulations, may require Safety-Kleen to modify or curtail its operations or replace or upgrade its facilities or equipment at substantial costs, which we may not be able to pass on to our customers, and we may choose to indemnify our customers from any fines or penalties they may incur as a result of these new laws and regulations. On the other hand, in some cases if new laws and regulations are less stringent, Safety-Kleen's customers or competitors may be able to manage waste more effectively without reliance on its service, which could decrease the need for Safety-Kleen's services or increase competition, which could adversely affect Safety-Kleen's results of operations.

Our proposed acquisition of Safety-Kleen may expose us to unknown liabilities.

          Because we have agreed to acquire all the outstanding common shares of Safety-Kleen, our investment in Safety-Kleen will be subject to all of its liabilities other than its debt owed for borrowed money and capital lease obligations which will be paid off at the time of the acquisition. If there are unknown liabilities or other obligations, including contingent liabilities, our business could be materially affected. We may learn additional information about Safety-Kleen that adversely affects us, such as unknown liabilities (including liabilities under environmental laws) or other issues relating to internal controls over financial reporting, issues that could affect our ability to comply with the Sarbanes-Oxley Act or issues that could affect our ability to comply with other applicable laws.

          Safety-Kleen has been named as a defendant in various product liability lawsuits in various courts and jurisdictions throughout the United States from time to time. As of August 31, 2012, Safety-Kleen was involved in approximately 70 proceedings wherein persons claimed personal injury resulting from the use of its parts cleaning equipment or cleaning products. These proceedings typically involve allegations that the solvent used in Safety-Kleen's parts cleaning equipment contains contaminants or that Safety-Kleen's recycling process does not effectively remove the contaminants that become entrained in the solvent during their use. In addition, certain claimants assert that Safety-Kleen failed to warn adequately the product user of potential risks, including a historic failure to warn that solvent contains trace amounts of toxic or hazardous substances such as benzene. Although Safety-Kleen maintains insurance that we believe will provide coverage for these claims (over amounts accrued for self-insured retentions and deductibles in certain limited cases), this insurance may not provide coverage for potential awards of punitive damages against Safety-Kleen. Although Safety-Kleen vigorously defends itself and the safety of its products against all of these claims (and we intend to continue defending these claims), these matters are subject to many uncertainties and outcomes are not predictable with assurance. Safety-Kleen may also be named in similar, additional lawsuits in the future, including claims for which insurance coverage may not be available. If one or more of these claims is decided unfavorably against Safety-Kleen and the plaintiffs are awarded punitive damages, or if the claim is one for which insurance coverage may not be available, assuming the Safety-Kleen acquisition is consummated our financial condition and results of operations could be materially and adversely affected. Additionally, if one or more of these claims is decided unfavorably against Safety-Kleen, such outcome may encourage even more lawsuits against us.

Safety-Kleen is dependent on third parties for the manufacturing of the majority of its equipment.

          Safety-Kleen does not manufacture the majority of the equipment, including parts washers, that Safety-Kleen provides to its customers. Accordingly, Safety-Kleen relies on a limited number of third party suppliers for manufacturing this equipment. The supply of third party equipment could be interrupted or halted by a termination of Safety-Kleen's relationships, a failure of quality control or other operational problems at such suppliers or a significant decline in their financial condition. If Safety-Kleen is not able to retain these providers or obtain its requests from these providers, Safety-Kleen may not be able to obtain alternate providers in a timely manner or on economically attractive terms, and as a result, Safety-Kleen may not be able to compete successfully for new business, complete existing engagements profitably or retain its existing customers. Additionally, if Safety-Kleen's third party suppliers provide it with defective equipment, it may be subject to reputational damage or product liability claims which may negatively impact its reputation, financial condition and results of operations. Further, Safety-Kleen generally does not have long term contracts with its third party suppliers, and as a result these suppliers may increase the price of the equipment they provide to Safety-Kleen, which may hurt Safety-Kleen's results of operations.

Safety-Kleen is self-insured for certain claims, and a significant number of claims could negatively impact its financial condition and results of operations.

          Safety-Kleen is self-insured for certain general liability (including product liability), workers' compensation, automobile liability and general health insurance claims. For claims that are self-insured, Safety-Kleen maintains stop-loss insurance coverage for occurrences above certain amounts. Safety-Kleen's self-insurance and other insurance policies do not cover all of its potential losses, costs or liabilities. In August 2010, a Safety-Kleen vehicle being driven by an employee of a third party hired to transport the vehicle was involved in a serious accident, resulting in the death of the passenger and significant injuries to the driver, and in late August 2012, a Safety-Kleen driver was involved in an automobile accident resulting in the death of the other driver involved. These matters are covered under Safety-Kleen's insurance program, which has a $3.0 million self-insured retention for each respective automobile accident. Safety-Kleen has accrued self-insured retentions of $4.1 million as of October 6, 2012, related to these matters. Safety-Kleen could suffer losses within its deductibles or self-insured retentions or for uninsurable or uninsured risks, or for amounts in excess of its existing insurance coverage, all of which losses could significantly and adversely affect its financial condition and results of operations. Safety-Kleen's pollution legal liability insurance excludes costs related to fines, penalties or assessments and may not cover all of its environmental losses. Safety-Kleen's ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which it has no control. Safety-Kleen's business requires that it maintain various types of insurance. If such insurance is not available or not available on economically acceptable terms, Safety-Kleen's business would be materially and adversely affected.

Risks Particularly Affecting Our Environmental Services Business

We assumed significant environmental liabilities as part of our past acquisitions and will assume additional such liabilities as part of our proposed acquisition of Safety-Kleen and potentially other future acquisitions. Our financial condition and results of operations would be adversely affected if we were required to pay such liabilities more rapidly or in greater amounts than we now estimate or may estimate in connection with future acquisitions.

          We have accrued environmental liabilities valued as of September 30, 2012, at $167.2 million, substantially all of which we assumed in connection with our acquisitions of substantially all of the assets of the Chemical Services Division, or "CSD", of Safety-Kleen Corp. in 2002, Teris LLC in 2006, and one of two solvent recycling facilities we purchased from Safety-Kleen Systems, Inc. in 2008. If we complete our proposed acquisition of Safety-Kleen, we anticipate our environmental liabilities will increase by the approximately $58.3 million of such liabilities to which Safety-Kleen was subject at October 6, 2012. However, the anticipated environmental liabilities contemplated in connection with the Safety-Kleen acquisition could increase significantly based on currently unknown factors or newly discovered contamination or compliance concerns at any currently or formerly owned or operated Safety-Kleen facility for which Clean Harbors may be responsible for under environmental laws, by contract or otherwise. We calculate our environmental liabilities on a present value basis in accordance with generally accepted accounting principles, which take into consideration both the amount of such liabilities and the timing when it is projected that we will be required to pay such liabilities. We anticipate our environmental liabilities will be payable over many years and that cash flows generated from our operations will generally be sufficient to fund the payment of such liabilities when required. However, events not now anticipated (such as future changes in environmental laws and regulations or their enforcement) could require that such payments be made earlier or in greater amounts than now estimated, which could adversely affect our financial condition and results of operations.

          We may also assume additional environmental liabilities as part of further acquisitions. Although we will endeavor to accurately estimate and limit environmental liabilities presented by the businesses or facilities to be acquired, some liabilities, including ones that may exist only because of the past operations of an acquired business or facility, may prove to be more difficult or costly to address than we then estimate. It is also possible that government officials responsible for enforcing environmental laws may believe an environmental liability is more significant than we then estimate, or that we will fail to identify or fully appreciate an existing liability before we become legally responsible to address it.

If we are unable to obtain at reasonable cost the insurance, surety bonds, letters of credit, and other forms of financial assurance required for our facilities and operations, our business and results of operations would be adversely affected.

          We are required to provide substantial amounts of financial assurance to governmental agencies for closure and post-closure care of our licensed hazardous waste treatment facilities should those facilities cease operation, and we are also occasionally required to post surety, bid and performance bonds in connection with certain projects. As of September 30, 2012, our total estimated closure and post-closure costs requiring financial assurance by regulators were $343.1 million for our U.S. facilities and $22.9 million for our Canadian facilities. We have obtained all of the required financial assurance for our facilities from a qualified insurance company, Zurich Insurance N.A., and its affiliated companies. The closure and post-closure obligations of our U.S. facilities are insured by an insurance policy written by Steadfast Insurance Company (a unit of Zurich Insurance N.A.), which will expire in 2013. Our Canadian facilities utillze surety bonds provided through Zurich Insurance Company (Canada), which expire at various dates throughout 2012. In connection with obtaining such insurance and surety bonds, we have provided to Steadfast Insurance Company $73.5 million of letters of credit which we obtained from our lenders under our revolving credit agreement.

          Safety-Kleen is required by environmental laws to provide financial assurance that guarantees funds will be available when needed for closure, post-closure and corrective action costs at certain of its facilities. As of October 6, 2012, Safety-Kleen's total estimated closure, post-closure costs and corrective action costs requiring financial assurance by regulators were $47.1 million for Safety-Kleen's U.S. facilities and $5.2 million for Safety-Kleen's Canadian facilities. Safety-Kleen has obtained all of the required U.S. financial assurance for its facilities from a qualified insurance company, XL Insurance Company, and its affiliated companies, which will expire in 2013, except Safety-Kleen's Pennsylvania facilities utillze letters of credit. In connection with obtaining such insurance for its U.S facilities, Safety-Kleen has provided to XL Insurance Company a $5.0 million letter of credit which Safety-Kleen obtained from its lenders under its revolving credit agreement. Safety-Kleen's Canadian facilities utillze surety bonds provided through Travelers Insurance Company (Canada), which will expire in 2013 and letters of credit.

          Our ability to continue operating our facilities and conducting our other operations would be adversely affected if we became unable to obtain sufficient insurance, surety bonds, letters of credit and other forms of financial assurance at reasonable cost to meet our regulatory and other business requirements. The availability of insurance, surety bonds, letters of credit and other forms of financial assurance is affected by our insurers', sureties' and lenders' assessment of our risk and by other factors outside of our control such as general conditions in the insurance and credit markets.

The environmental services industry in which we participate is subject to significant economic and business risks.

          The future operating results of our environmental services business may be affected by such factors as our ability to utilize our facilities and workforce profitably in the face of intense price competition, maintain or increase market share in an industry which has experienced significant downsizing and consolidation, realize benefits from cost reduction programs, generate incremental volumes of waste to be handled through our facilities from existing and acquired sales offices and service centers, obtain sufficient volumes of waste at prices which produce revenue sufficient to offset the operating costs of the facilities, minimize downtime and disruptions of operations, and develop our field services business. In particular, economic downturns or recessionary conditions in North America, and increased outsourcing by North American manufacturers to plants located in countries with lower wage costs and less stringent environmental regulations, have adversely affected and may in the future adversely affect the demand for our services. Our hazardous and industrial waste management business is also cyclical to the extent that it is dependent upon a stream of waste from cyclical industries such as the chemical and petrochemical, primary metals, paper, furniture and aerospace industries. If those cyclical industries slow significantly, the business that we receive from those industries is likely to slow.

A significant portion of our environmental services business depends upon the demand for cleanup of major spills and other remedial projects and regulatory developments over which we have no control.

          Our operations are significantly affected by the commencement and completion of cleanup of major spills and other events, customers' decisions to undertake remedial projects, seasonal fluctuations due to weather and budgetary cycles influencing the timing of customers' spending for remedial activities, the timing of regulatory decisions relating to hazardous waste management projects, changes in regulations governing the management of hazardous waste, secular changes in the waste processing industry towards waste minimization and the propensity for delays in the demand for remedial services, and changes in the myriad of governmental regulations governing our diverse operations. We do not control such factors and, as a result, our revenue and income can vary significantly from quarter to quarter, and past financial performance for certain quarters may not be a reliable indicator of future performance for comparable quarters in subsequent years. In particular, our participation in oil spill response efforts in Yellowstone, Montana generated third party revenues for the year ended December 31, 2011 of $43.6 million, which accounted for approximately 2% of total revenues, and our participation in oil spill response efforts in both the Gulf of Mexico and Michigan generated third party revenues for the year ended December 31, 2010 of $253.0 million, which accounted for approximately 15% of total revenues. We cannot expect such event revenue to reoccur in 2012 or 2013.

The extensive environmental regulations to which we are subject may increase our costs and potential liabilities and limit our ability to expand our facilities.

          Our operations and those of others in the environmental services industry are subject to extensive federal, state, provincial and local environmental requirements in both the United States and Canada, including those relating to emissions to air, discharged wastewater, storage, treatment, transport and disposal of regulated materials and cleanup of soil and groundwater contamination. For example, any failure to comply with governmental regulations governing the transport of hazardous materials could negatively impact our ability to collect, process and ultimately dispose of hazardous wastes generated by our customers. While increasing environmental regulation often presents new business opportunities for us, it often also results in increased operating and compliance costs. Efforts to conduct our operations in compliance with all applicable laws and regulations, including environmental rules and regulations, require programs to promote compliance, such as training employees and customers, purchasing health and safety equipment, and in some cases hiring outside consultants and lawyers. Even with these programs, we and other companies in the environmental services industry are routinely faced with governmental enforcement proceedings, which can result in fines or other sanctions and require expenditures for remedial work on waste management facilities and contaminated sites. Certain of these laws impose strict and, under certain circumstances, joint and several liability on current and former owners and operators of facilities that release regulated materials or that generate those materials and arrange for their disposal or treatment at contaminated sites. Such liabilities can relate to required cleanup of releases of regulated materials and related natural resource damages.

          From time to time, we have paid fines or penalties in governmental environmental enforcement proceedings, usually involving our waste treatment, storage and disposal facilities. Although none of these fines or penalties that we have paid in the past has had a material adverse effect upon us, we might in the future be required to make substantial expenditures as a result of governmental proceedings which would have a negative impact on our earnings. Furthermore, regulators have the power to suspend or revoke permits or licenses needed for operation of our plants, equipment, and vehicles based on, among other factors, our compliance record, and customers may decide not to use a particular disposal facility or do business with us because of concerns about our compliance record. Suspension or revocation of permits or licenses would impact our operations and could have a material adverse impact on our financial results. Although we have never had any of our facilities' operating permits revoked, suspended or non-renewed involuntarily, it is possible that such an event could occur in the future.

          Some environmental laws and regulations impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. In the past, practices have resulted in releases of regulated materials at and from certain of our facilities, or the disposal of regulated materials at third party sites, which may require investigation and remediation, and potentially result in claims of personal injury, property damage and damages to natural resources. In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities might trigger compliance requirements that are not applicable to operating facilities. We are currently conducting remedial activities at certain of our facilities and paying a portion of the remediation costs at certain sites owned by third parties. While, based on available information, we do not believe these remedial activities will result in a material adverse effect upon our operations or financial condition, these activities or the discovery of previously unknown conditions could result in material costs.

          In addition to the costs of complying with environmental laws and regulations, we incur costs defending against environmental litigation brought by governmental agencies and private parties. We are now, and may in the future be, a defendant in lawsuits brought by parties alleging environmental damage, personal injury, and/or property damage, which may result in our payment of significant amounts of liabilities.

          Environmental and land use laws also impact our ability to expand our facilities. In addition, we are required to obtain governmental permits to operate our facilities, including all of our landfills. Even if we were to comply with all applicable environmental laws, there is no guarantee that we would be able to obtain the requisite permits from the applicable governmental authorities, and, even if we could, that any permit (and any existing permits we currently hold) will be extended or modified as needed to fit out business needs.

Future changes in environmental regulations may require us to make significant capital expenditures.

          Changes in environmental regulations can require us to make significant capital expenditures for our facilities. For example, in 2002, the United States Environmental Protection Agency, or "EPA", promulgated Interim Standards of the Hazardous Waste Combustor Maximum Achievable Control Technology, or "MACT", under the Federal Clean Air Act Amendments. These standards established new emissions limits and operational controls on all new and existing incinerators, cement kilns and light-weight aggregate kilns that burn hazardous waste-derived fuels. We have spent approximately $29.6 million since September 7, 2002 in order to bring our Deer Park, Texas and Aragonite, Utah incineration facilities, which we then acquired as part of the CSD assets, and our Kimball, Nebraska facility into compliance with the MACT regulations. Prior to our acquisition in August 2006 of our additional incineration facility in El Dorado, Arkansas, as part of our purchase of all the membership interests in Teris LLC, Teris had spent in excess of $30.0 million in order to bring that facility into compliance with the MACT standards. Future environmental regulations could cause us to make significant additional capital expenditures and adversely affect our results of operations and cash flow.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected.

          When we include expansion airspace in our calculation of available airspace, we adjust our landfill liabilities to the present value of projected costs for cell closure and landfill closure and post-closure. It is possible that any of our estimates or assumptions could ultimately turn out to be significantly different from actual results. In some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, or our belief that we will receive an expansion permit changes adversely in a significant manner, the landfill assets, including the assets incurred in the pursuit of the expansion, may be subject to impairment testing and lower prospective profitability may result due to increased interest accretion and depreciation or asset impairments related to the removal of previously included expansion airspace. In addition, if our assumptions concerning the expansion airspace should prove inaccurate, certain of our cash expenditures for closure of landfills could be accelerated and adversely affect our results of operations and cash flow.

Risks Particularly Affecting Our Energy and Industrial Services Business

A large portion of our energy and industrial services business is dependent on the oil and gas industry in Western Canada, and declines in oil and gas exploration and production in that region could adversely affect our business.

          Our energy and industrial services business generates well over 50% of its total revenues from customers in the oil and gas industry operating in Western Canada, although a majority of the services we provide to such customers relate to industrial maintenance and oil and gas production and refining which are less volatile than oil and gas exploration. We also provide significant services to customers in the oil and gas industry operating in the United States or internationally and to customers in other industries such as forestry, mining and manufacturing. However, a major portion of the total revenues of our energy and industrial services business remains dependent on customers in the oil and gas industry operating in Western Canada.

          Accordingly, declines in the general level of oil and gas exploration, production and refining in Western Canada could potentially have significant adverse effects on our total revenues and profitability. Such declines occurred in 2008-2009 and could potentially occur in the future if reductions in the commodity prices of oil and gas result in reduced oil and gas exploration, production and refining. Such future declines could also be triggered by technological and regulatory changes, such as those affecting the availability and cost of alternative energy sources, and other changes in industry and worldwide economic and political conditions.

          Many of our major customers in the oil and gas industry conduct a significant portion of their operations in the Alberta oil sands. The Alberta oil sands contain large oil deposits, but extraction may involve significantly greater cost and environmental concerns than conventional drilling. While we believe our major involvement in the oil sands region will provide significant future growth opportunities, such involvement also increases the risk that our business will be adversely affected if future economic activity in the Alberta oil sands were to decline considerably. Major factors that could cause such a decline might include a prolonged reduction in the commodity price of oil, future changes in environmental restrictions and regulations, and technological and regulatory changes relating to production of oil from the oil sands. Due to the downturn in worldwide economic conditions and in the commodity price of oil and gas which occurred in 2008-2009, certain of our customers delayed a number of large projects in the planning and early development phases within the oil sands region. In addition, customers are revisiting their operating budgets and challenging their suppliers to reduce costs and achieve better efficiencies in their work programs.

Our energy and industrial services business is subject to workforce availability.

          Our ability to provide high quality services to our customers is dependent upon our ability to attract and retain well-trained, experienced employees. Prior to 2008, the oil and gas services industry in Western Canada experienced for several years high demand for, and a corresponding shortage of, quality employees resulting, in particular, in employment of a significant number of employees from Eastern Canada on a temporary basis. Although the 2008-2009 downturn in the oil and gas industry increased the pool of quality employees available to meet our customer commitments, the subsequent improvement during 2010-2011 of conditions in the oil and gas industry has increased, and any such improvement which may occur in the future would likely increase, competition for experienced employees.

Risks Relating to Our Level of Debt and Letters of Credit

Our substantial levels of outstanding debt and letters of credit could adversely affect our financial condition and ability to fulfill our obligations.

          As of September 30, 2012, on an as adjusted basis after giving effect to (i) this offering, (ii) our proposed offering of $550 million of new senior unsecured notes (the "Notes Offering"), and (iii) our proposed acquisition of Safety-Kleen, we and our guarantor subsidiaries would have had outstanding $550.0 million of notes issued in the Notes Offering, $800.0 million of our 5.25% senior unsecured notes due 2020 (the "5.25% notes"), $9.4 million of capital lease obligations, no revolving loans, and $131.8 million of letters of credit ($86.6 million applicable to Clean Harbors and $45.2 million applicable to Safety-Kleen). Our substantial levels of outstanding debt and letters of credit may:

  •
  adversely impact our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes or to repurchase the notes from holders upon any change of control;

  •
  require us to dedicate a substantial portion of our cash flow to the payment of interest on our debt and fees on our letters of credit, which reduces the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  subject us to the risk of increased sensitivity to interest rate increases based upon variable interest rates, including our borrowings (if any) under our revolving credit facility;

  •
  increase the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and

  •
  limit our ability to adjust to rapidly changing market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions of our business than our competitors with less debt.

          Our ability to make scheduled payments of principal or interest with respect to our debt, including the notes issued in the Notes Offering, our outstanding 5.25% notes, any revolving loans and our capital leases, and to pay fee obligations with respect to our letters of credit, will depend on our ability to generate cash and on our future financial results. Our ability to generate cash depends on, among other things, the demand for our services, which is subject to market conditions in the environmental and energy and industrial services industries, the occurrence of events requiring major remedial projects, changes in government environmental regulation, general economic conditions, and financial, competitive, regulatory and other factors affecting our operations, many of which are beyond our control. Our operations may not generate sufficient cash flow, and future borrowings may not be available under our revolving credit facility or otherwise, in an amount sufficient to enable us to pay our debt and the fee obligations respecting our letters of credit, or to fund our other liquidity needs. If we are unable to generate sufficient cash flow from operations in the future to service our debt and letter of credit fee obligations, we might be required to refinance all or a portion of our existing debt and letter of credit facilities or to obtain new or additional such facilities. However, we might not be able to obtain any such new or additional facilities on favorable terms or at all.

Despite our substantial levels of outstanding debt and letters of credit, we could incur substantially more debt and letter of credit obligations in the future.

          Although our revolving credit agreement and the indenture governing our outstanding 5.25% notes contain, and the indenture governing the notes issued in the Notes Offering will contain,

restrictions on the incurrence of additional indebtedness (including, for this purpose, reimbursement obligations under outstanding letters of credit), these restrictions are subject to a number of qualifications and exceptions and the additional amount of indebtedness which we might incur in the future in compliance with these restrictions could be substantial. In particular, on an as adjusted basis after giving effect to our proposed acquisition of Safety-Kleen, we would have had available at September 30, 2012 under our revolving credit facility up to an additional $118.2 million for purposes of future borrowings and letters of credit. Based upon our current discussions with the agent for the lenders under our revolving credit facility and an affiliate of such agent, we also now anticipate we may be able to amend the current terms of such facility to increase the maximum amount of borrowings and letters of credit which we and our domestic and Canadian subsidiaries can obtain from $250.0 million to $400.0 million (with a combined sub-limit of $325.0 million for letters of credit) and therefore the pro forma amount of our availability at September 30, 2012 from $118.2 million to approximately $268.2 million. There is no assurance that the current terms of our revolving credit facility will be amended. Furthermore, our revolving credit facility and the indenture governing our outstanding 5.25% notes allow, and the indenture governing the notes issued in the Notes Offering will allow, us to borrow significant amounts of money from other sources. These restrictions would also not prevent us from incurring obligations (such as operating leases) that do not constitute "indebtedness" as defined in the relevant agreements. To the extent we incur in the future additional debt and letter of credit obligations, the related risks will increase.

The covenants in our debt agreements restrict our ability to operate our business and might lead to a default under our debt agreements.

          Our revolving credit facility and the indenture governing our outstanding 5.25% notes limit, and the indenture governing the notes issued in the Notes Offering will limit, among other things, our ability and the ability of our restricted subsidiaries to:

  •
  incur or guarantee additional indebtedness (including, for this purpose, reimbursement obligations under letters of credit) or issue preferred stock;

  •
  pay dividends or make other distributions to our stockholders;

  •
  purchase or redeem capital stock or subordinated indebtedness;

  •
  make investments;

  •
  create liens;

  •
  incur restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

  •
  sell assets, including capital stock of our subsidiaries;

  •
  consolidate or merge with or into other companies or transfer all or substantially all of our assets; and

  •
  engage in transactions with affiliates.

          As a result of these covenants, we may not be able to respond to changes in business and economic conditions and to obtain additional financing, if needed, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. Our revolving credit facility requires, and our future credit facilities may require, us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not be able to meet those tests. The breach of any of these covenants could result in a default under our revolving credit facility or future credit facilities. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under such credit facilities, including accrued interest or other obligations, to be immediately due and payable. If amounts outstanding under such credit facilities were to be accelerated, our assets might not be sufficient to repay in full that indebtedness and our other indebtedness, including the notes.

          Our revolving credit facility and the indenture for our outstanding 5.25% notes contain, and the indenture governing the notes issued in the Notes Offering will contain, cross-default and cross-acceleration provisions. Under these provisions, a default or acceleration under one instrument governing our debt may constitute a default under our other debt instruments that contain cross- default or cross-acceleration provisions, which could result in the related debt and the debt issued under such other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which funds might not be available to us on favorable terms, on a timely basis or at all. Alternatively, such a default could require us to sell assets and otherwise curtail operations to pay our creditors. The proceeds of such a sale of assets, or curtailment of operations, might not enable us to pay all of our liabilities.

Risks Relating to Our Common Stock

We have not paid, and do not anticipate paying for the foreseeable future, dividends on our common stock.

          We have not paid, and do not anticipate paying for the foreseeable future, any cash dividends on our common stock. Furthermore, our current credit agreement and the indenture governing our outstanding 5.25% notes restrict, and the indenture governing the notes issued in the Notes Offering will restrict, the payment by us of dividends on our common stock. We intend to retain future earnings, if any, for use in the operation and expansion of our business and payment of our outstanding debt.

Our founder and other directors and executive officers, as a group, may be able to exercise substantial influence over matters submitted to our stockholders for approval.

          As of the September 30, 2012, Alan S. McKim, our founder and chief executive officer, together with other directors and executive officers, beneficially held approximately 10.4% of our outstanding common stock. As a result, our directors and executive officers may likely be able to exercise significant influence over matters submitted to our stockholders for approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control even if such a change of control would benefit our other stockholders. This concentration of stock ownership might cause the trading price of our common stock to decline if investors were to perceive that conflicts of interest may exist or arise over any such potential transactions. Potential future sales of common stock by our directors and executive officers, and our other principal stockholders, may cause our stock price to fall.

Future sales, or the availability for future sales, of substantial amounts of our common stock could adversely affect the market price of our common stock.

          As of September 30, 2012, Alan S. McKim, our founder and chief executive officer, beneficially held 8.9% of our then outstanding common stock, and the one other holder which has reported to us that it beneficially owned in excess of 5% of our outstanding common stock has reported that it beneficially owned approximately 11.5% of our outstanding common stock as of September 30, 2012. A decision by one or both of these major stockholders to sell a substantial number of his or its shares could adversely affect the market price of our common stock. All of the 53.5 million shares of our common stock which were outstanding or subject to then exercisable options as of

September 30, 2012, were or, upon issuance, will be freely tradable without restriction or further registration under the Securities Act, except for the approximately 5.5 million of such shares beneficially held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The shares held by our "affiliates" include the shares beneficially held by our founder and other directors and executive officers described above. Shares beneficially owned by our affiliates may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as Rule 144. Furthermore, approximately 4.9 million shares of common stock beneficially held by certain of our directors and executive officers are subject to lock-up agreements for a period of 90 days after the date of final prospectus relating to this offering.

The Massachusetts Business Corporation Act and our by-laws contain certain anti-takeover provisions.

          Section 8.06 and 7.02 of the Massachusetts Business Corporation Act provide that Massachusetts corporations which are publicly-held must have a staggered board of directors and that written demand by holders of at least 40% of the outstanding shares of each relevant voting group of stockholders is required for stockholders to call a special meeting unless such corporations take certain actions to affirmatively "opt-out" of such requirements. In accordance with these provisions, our by-laws provide for a staggered board of directors which consists of three classes of directors of which one class is elected each year for a three-year term, and require that written application by holders of at least 25% (which is less than the 40% which would otherwise be applicable without such a specific provision in our by-laws) of our outstanding shares of common stock is required for stockholders to call a special meeting. In addition, our by-laws prohibit the removal by the stockholders of a director except for cause. These provisions could inhibit a takeover of our company by restricting stockholders action to replace the existing directors or approve other actions which a party seeking to acquire us might propose. A takeover transaction would frequently afford stockholders an opportunity to sell their shares at a premium over then market prices.

USE OF PROCEEDS

          We estimate that the net proceeds to us from this offering, after deduction of underwriting discounts and expenses, will be approximately $330.2 million ($379.9 million if the underwriters exercise in full their option to purchase an additional 900,000 shares), based on an assumed public offering price of $57.73 per share (the closing price of our common stock on the New York Stock Exchange on November 23, 2012). We expect to use such net proceeds to pay a portion of the purchase price for our proposed acquisition of Safety-Kleen and our related fees and expenses. However, if we are unable for any reason to complete such proposed acquisition, we anticipate that we would use such net proceeds for other future acquisitions, repayment of debt and working capital. In such event, our management would have broad discretion as to the application of the offering proceeds.

 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus supplement and the documents incorporated herein by reference to our filings under the Securities Exchange Act of 1934 include "forward-looking statements," as defined by federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, "believe", "expect", "anticipate", "estimate", "intend", "plan", "targets", "likely", "will", "would", "could" and similar expressions or phrases identify forward-looking statements.

          All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in the environmental services industry. Others are more specific to our operations. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

          Factors that may cause actual results to differ from expected results include, among others:

  •
  Our ability to manage the significant environmental liabilities that we assumed in connection with our prior acquisitions and will assume in connection with our proposed acquisition of Safety-Kleen and potentially other future acquisitions;

  •
  The availability and costs of liability insurance and financial assurance required by governmental entities related to our facilities;

  •
  Our ability to successfully complete our proposed acquisition of Safety-Kleen and integrate into our operations the operations of Safety-Kleen and the other companies we have recently acquired and may acquire in the future;

  •
  The possibility that the expected synergies from our proposed acquisition of Safety-Kleen, our other recent acquisitions and any future acquisitions will not be fully realized;

  •
  Exposure to unknown liabilities in connection with our acquisitions;

  •
  The extent to which our major customers commit to and schedule major projects;

  •
  The unpredictability of emergency response events that may require cleanup and other services by us for uncertain durations of time;

  •
  General conditions in the oil and gas industries, particularly in the Alberta oil sands and other parts of Western Canada;

  •
  The extent to which fluctuations in oil prices may have a negative effect on Safety-Kleen's future results of operations derived from its oil re-refining business;

  •
  Our future cash flow and earnings;

  •
  Our ability to meet our debt obligations;

  •
  Our ability to increase our market share;

  •
  The effects of general economic conditions in the United States, Canada and other territories and countries where we and Safety-Kleen conduct business;

  •
  The effect of economic forces and competition in specific marketplaces where we compete;

  •
  The possible impact of new regulations or laws pertaining to all activities of our operations;

  •
  The outcome of litigation or threatened litigation or regulatory actions;

  •
  The effect of commodity pricing on our overall revenues and profitability;

  •
  Possible fluctuations in quarterly or annual results or adverse impacts on our results caused by the adoption of new accounting standards or interpretations or regulatory rules and regulations;

  •
  The effect of weather conditions or other aspects of the forces of nature on field or facility operations;

  •
  The effects of industry trends in the environmental services, energy and industrial services marketplaces; and

  •
  The effects of conditions in the financial services industry on the availability of capital and financing.

          All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement might not occur.

          See "Risk Factors" elsewhere in this prospectus supplement for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus supplement are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements and other unknown or unpredictable factors also could harm our results. Consequently, actual results or developments anticipated by us may not be realized and, even if substantially realized, they may not have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

 PRICE RANGE OF COMMON STOCK

          Our common stock trades on the New York Stock Exchange (the "NYSE") under the symbol "CLH". The following table sets forth the high and low sales prices of our common stock for the indicated periods as reported by the NYSE:

2012	High	Low
First Quarter	$71.63	$60.18
Second Quarter	69.25	54.03
Third Quarter	61.99	47.61
Fourth Quarter (through November 23, 2012)	61.72	46.94

2011	High	Low
First Quarter	$50.94	$40.28
Second Quarter	53.05	46.80
Third Quarter	59.35	46.00
Fourth Quarter	64.68	45.05

2010	High	Low
First Quarter	$32.90	$26.00
Second Quarter	36.07	27.16
Third Quarter	34.85	29.15
Fourth Quarter	43.14	33.38

          On June 8, 2011, our board of directors authorized a two-for-one stock split of our common stock in the form of a stock dividend of one share for each outstanding share. The stock dividend was paid on July 26, 2011 to holders of record at the close of business on July 6, 2011. The stock split did not change the proportionate interest that a stockholder maintained in our Company. The data included in the table above reflects the retroactive effect of the two-for-one stock split.

          On November 23, 2012, the closing price of our common stock on the NYSE was $57.73. On November 21, 2012, there were 374 stockholders of record of our common stock, excluding stockholders whose shares were held in nominee, or "street", name. We estimate that approximately 41,000 additional stockholders held shares in street name at that date.

DIVIDEND POLICY

          We have never declared nor paid any cash dividends on our common stock, and we do not intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings, if any, for use in the operation and expansion of our business and payment of our outstanding debt. In addition, our current credit agreement and the indenture governing our outstanding 5.25% notes restrict, and the indenture governing the notes to be issued in the Notes Offering will restrict, us from paying cash dividends on our common stock. To the extent permitted by our debt agreements then in effect, our board of directors will determine our future payment of dividends, if any, on our common stock.

CAPITALIZATION

          The following table sets forth our consolidated cash and cash equivalents, long-term debt (including current portion), and stockholders' equity as of September 30, 2012, on an actual basis and on an as adjusted basis to reflect (i) our sale in this offering of 6.0 million shares of our common stock at an assumed public offering price of $57.73 (the closing price of our common stock on the New York Stock Exchange on November 23, 2012), (ii) our proposed sale of $550.0 million of senior unsecured notes in the Notes Offering, (iii) our proposed acquisition of Safety-Kleen, and (iv) payment of our related fees and expenses. The table does not give pro forma effect to our proposed acquisition from CEDA International Corporation of the shares and assets of certain of its subsidiaries which we have agreed to acquire, subject to certain conditions, for a purchase price of approximately $27 million, payable in cash. This table should be read in conjunction with "Use of Proceeds", "Selected Historical Consolidated Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Description of Outstanding Indebtedness" appearing elsewhere in this prospectus supplement, and our historical financial statements and the notes thereto incorporated by reference in this prospectus supplement.

	September 30, 2012
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$523,614	$138,005

Long-term debt, including current portion:
Revolving credit facility(1)	$—	$—
Capital lease obligations	9,414	9,414
5.25% senior unsecured notes due 2020	800,000	800,000
New senior unsecured notes(2)	—	550,000

Total long-term debt, including current portion(3)	809,414	1,359,414

Stockholders' equity:
Common stock, $.01 par value;
Authorized 80,000,000 shares; issued and outstanding 53,386,280 shares (actual) and 59,386,280 (as adjusted)	534	594
Shares held under employee participation plan	(469)	(469)
Additional paid-in capital	508,182	838,281
Accumulated other comprehensive income	59,056	59,056
Accumulated earnings	439,452	429,815

Total stockholders' equity	1,006,755	1,327,277

Total capitalization	$1,816,169	$2,686,691

(1)
See "Description of Outstanding Indebtedness — Revolving Credit Facility" elsewhere in this prospectus supplement for a description of the current terms of our revolving credit facility and the discussions we are having with the agent for the lenders thereunder and an affiliate of such agent relating to a potential amendment to such terms which would, among other matters, increase the maximum amount of borrowings and letters of credit which we and our domestic and Canadian subsidiaries can obtain from $250.0 million to $400.0 million (with a combined sub-limit of $325.0 million for letters of credit). However, as described in such section, there is no assurance that the current terms of our revolving credit facility will be amended.

(2)
On November 26, 2012 we announced that we plan to offer in a Rule 144A private placement $550.0 million aggregate principal amount of senior unsecured notes.

(3)
Actual and as adjusted long-term debt excludes $86.6 million ($131.8 million as adjusted assuming completion of our acquisition of Safety-Kleen) of letters of credit outstanding on September 30, 2012 under our revolving credit facility.

 THE SAFETY-KLEEN ACQUISITION

          On October 26, 2012, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Safety-Kleen, Inc. ("Safety-Kleen") pursuant to which we will acquire Safety-Kleen by means of a merger of one of our wholly-owned subsidiaries with and into Safety-Kleen with Safety-Kleen being the surviving corporation (the "Merger"). Under the terms of the Merger Agreement, we will pay to the Safety-Kleen shareholders and option holders cash consideration in an amount equal to $1.25 billion plus the amount of cash and cash equivalents held by Safety-Kleen on the closing date less the amount of debt held by Safety-Kleen on the closing date, plus or minus, as applicable, the amount by which Safety-Kleen's working capital (excluding cash) on the closing date exceeds or is less than $50.0 million. The amount of Safety-Kleen's working capital on the closing date will be reduced by the amount of Safety-Kleen's legal and other expenses in connection with the Merger and related transactions except to the extent that Safety-Kleen has previously paid such expenses.

Safety-Kleen's Business

          Safety-Kleen, headquartered in Richardson, Texas, is a leading provider of environmental services to commercial, industrial and automotive customers and the largest re-refiner of used oil and provider of parts cleaning services in North America. Additionally, we believe Safety-Kleen is North America's largest collector of used oil with North America's largest used oil collection network. Safety-Kleen offers a broad range of services through two complementary platforms: environmental services and oil re-refining. Safety-Kleen's Environmental Services segment provides comprehensive environmental solutions, including parts cleaning, waste disposal and other high-touch environmental services for hazardous and non-hazardous waste. Safety-Kleen's Oil Re-refining segment produces and markets re-refined base and blended lubricating oils. Safety-Kleen has leading market share positions in its core target markets and has an extensive infrastructure network in North America. Safety-Kleen's network includes more than 200 facilities, 2,000 vehicles and 1,000 rail cars to support its route-based customer service model. Safety-Kleen currently employs approximately 4,200 employees, of which approximately 3,300 work in the Environmental Services segment and approximately 300 work in the Oil Re-refining segment. Safety-Kleen generated revenues of $1.3 billion in 2011.

          Safety-Kleen's Environmental Services segment generated 56% of Safety-Kleen's total revenues in 2011 and offers customers a diverse range of environmental services through its overall network of more than 200 facilities, which includes 155 branch locations, 19 oil terminals and 19 recycling and accumulation centers across North America. During fiscal year 2011, Safety-Kleen serviced more than 200,000 customer locations in more than 20 end markets, including the commercial, industrial and automotive end markets, and provided more than one million parts cleaning services, which we believe makes Safety-Kleen the largest provider of such services to the small quantity generator market in North America. Safety-Kleen customers in fiscal year 2011 included more than 400 of the Fortune 500. Due to the recurring requirements of its customers, Safety-Kleen provided more than two million customer service calls in 2011. As a result of these regular service and maintenance contacts, Safety-Kleen is well-positioned to cross-sell new and existing services and related products and to become the provider for many of its customers' varied environmental services needs. Industry estimates show that approximately 1.4 billion gallons of used oil is generated in the United States on a yearly basis, of which approximately one billion is recovered. In 2011, Safety-Kleen's Environmental Services segment collected approximately 200 million gallons of such used oil from sources including automobile and truck dealers, automotive garages, oil change outlets, fleet service locations and industrial plants.

          Safety-Kleen's Oil Re-refining segment generated 44% of Safety-Kleen's total revenues in 2011 and processes the used oil collected by its Environmental Services segment at its two owned and operated oil re-refineries. These include the largest oil re-refinery in North America at its East Chicago, Indiana location, which processes approximately 120 million gallons of used oil annually into high quality base and blended lubricating oils, and the largest re-refinery in Canada at its Breslau, Ontario location, which processes approximately 40 million gallons of used oil annually into high quality base and blended lubricating oils and is scheduled to undergo a capacity expansion beginning in the fourth quarter of 2012 that will allow the location to process an additional 10 million gallons annually. The re-refined oil produced at these locations is then sold to third party distributors, retailers, government agencies, fleets, railroads and industrial customers. Safety-Kleen does not re-refine the remaining used oil that it collects due to current capacity limitations at Safety-Kleen's oil re-refineries. Instead, Safety-Kleen's Environmental Services segment processes and sells the remaining collected used oil as recycled fuel oil.

          In connection with our acquisition of Safety-Kleen, we expect to achieve synergies and other cost savings of at least $20.0 million.

Reasons for the Acquisition

          Our principal reasons for acquiring Safety-Kleen include:

  •
  Penetrating the small quantity waste generator market;

  •
  Broadening our waste treatment capabilities to include re-refining waste oil and expanding our solvent recycling capabilities;

  •
  Driving substantial increase in waste volumes into our existing waste disposal treatment network;

  •
  Capitalizing on the growing demand for recycled products including re-refined oil;

  •
  Enhancing our commitment to sustainability;

  •
  Leveraging Safety-Kleen's and our combined sales forces to maximize cross-selling opportunities;

  •
  Adding an immediately accretive business to accelerate growth;

  •
  Leveraging our operating efficiencies through the combined company; and

  •
  Adding strong cash flow generation.

The Merger Agreement

          As described above, the Merger Agreement provides that we will acquire Safety-Kleen for a purchase price of approximately $1.25 billion. Each of the parties to the Merger Agreement has made customary representations and warranties in the agreement. The representations and warranties made by Safety-Kleen generally survive for 15 months following the closing. Following the closing, we will be indemnified by Safety-Kleen's former shareholders for damages relating to breaches of Safety-Kleen's representations and warranties for up to $75 million. An indemnification escrow account for a corresponding amount, and surviving for a corresponding time period, will be established at the closing. A separate working capital escrow account in an amount equal to one half of the sum of $25 million plus Safety-Kleen's cash at closing will be established at the closing and will be available to us if the amount of Safety-Kleen's closing working capital (excluding cash), determined based on procedures specified in the Merger Agreement, is less than a target of $50 million. The amounts we can potentially recover from Safety-Kleen's former shareholders based on their indemnification obligations and working capital reconciliation are limited, respectively, to the amounts of the indemnification escrow and the working capital escrow.

          We now anticipate the acquisition will be completed in the fourth quarter of 2012. However, consummation of the acquisition will be subject to certain conditions including, among others: (i) approval by Safety-Kleen shareholders holding at least a majority of outstanding Safety-Kleen shares (although shareholders holding approximately 81% of such shares have entered into voting and lock-up agreements pursuant to which they have generally agreed to vote such shares in favor of the acquisition); (ii) expiration or termination of the applicable Hart-Scott-Rodino and Canadian Competition Bureau antitrust waiting periods; (iii) accuracy of the representations and warranties of the parties, in each case subject to certain materiality exceptions; (iv) compliance by the parties with their respective obligations under the Merger Agreement, subject to certain materiality exceptions; (v) the parties having executed certain other documents and ancillary agreements at or prior to the closing of the acquisition; and (vi) the absence of any material adverse effect relating to Safety-Kleen and its subsidiaries, taken as a whole, with respect to a specific time period and subject to certain exceptions. Furthermore, we or Safety-Kleen may terminate the merger agreement if the merger is not consummated by April 26, 2013, except if the transaction date is extended.

          Under the Merger Agreement, Safety-Kleen has agreed to conduct its business in the ordinary course until the closing. We and Safety-Kleen have agreed to other customary covenants, including to use commercially reasonable efforts to cause the conditions precedent in the Merger Agreement to be satisfied. If either party terminates the Merger Agreement because of failure to obtain the required Safety-Kleen shareholder vote or if the Safety-Kleen board changes its recommendation to shareholders after receipt of a "superior proposal", Safety-Kleen will be obligated to pay us a termination fee of $37.5 million. The Merger Agreement defines "superior proposal" as a proposal to acquire at least a majority interest in Safety-Kleen or substantially all of its assets which the Safety-Kleen board, in the exercise of its fiduciary duties, has determined to be more favorable to Safety-Kleen's shareholders than the transactions contemplated under the Merger Agreement and which must either not contain a financing condition or involve financing that is committed at least to the same extent as is required under the Merger Agreement with respect to us. If we terminate the Merger Agreement based on a breach of Safety-Kleen's representations, warranties or covenants (including the occurrence of a material adverse effect), or Safety-Kleen's failure to provide us with materials necessary for our required financings, subject to certain exceptions, Safety-Kleen will be required to pay us an expense reimbursement fee in an agreed upon amount of $18.75 million.

          The foregoing summary of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as an exhibit to our Current Report on Form 8-K filed with the SEC on October 31, 2012. See "Incorporation of Information by Reference" in this prospectus supplement. The Merger Agreement provides information regarding its terms only. It is not intended to provide any other factual information about Safety-Kleen or us. The Merger Agreement contains representations and warranties of the parties thereto made to and solely for the benefit of each other. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk rather than establishing matters of fact. Accordingly, you should not rely on the representations or warranties in the Merger Agreement as characterizations of the actual state of facts.

Commitment Letter and Financing for the Acquisition

          The Merger Agreement is not subject to a financing contingency. We have received a backup debt financing commitment from certain affiliates of the underwriters in an amount of $850 million which, together with approximately $400.6 million (assuming the net proceeds of this offering are $330.2 million) of our $523.6 million of cash and cash equivalents at September 30, 2012, would be sufficient to pay the full consideration required under the Merger Agreement. Despite the availability of the backup commitment, as described below, we do not intend to make use of such commitment but rather to finance the acquisition through a combination of a portion of our available cash, the net proceeds from this offering of our common stock, and the net proceeds of our proposed sale of $550.0 million principal amount of unsecured senior notes in the Notes Offering. We only intend to partially finance the acquisition through the commitment if, and to the extent that, we cannot raise sufficient funds on more favorable terms through this offering and the Notes Offering.

          The $850 million commitment is comprised of a $475 million senior secured term loan facility (the "Term Facility") and an unsecured senior increasing rate bridge loan facility of up to $375 million (the "Bridge Facility"). The amount of the Term Facility commitment and Bridge Facility commitment will each be reduced by the total public offering price of the shares of our common stock sold in this offering and the principal amount of the notes sold in the Notes Offering (assuming the aggregate principal amount of notes offered in the Notes Offering is at least $550.0 million). Accordingly, we anticipate neither the Term Facility nor the Bridge Facility will be used assuming this offering of our common stock and the Notes Offering are completed.

          Any amounts borrowed under the Term Facility would bear interest at an annual rate equal to, at our option, either (a) the "base rate" (which will be defined in a manner customary and appropriate for financings of this type but which will in no event be less than 2%) plus an interest margin or (b) the "reserve adjusted Eurodollar rate" (which will be defined in a manner customary and appropriate for financings of this type but which will in no event be less than 1%) plus an interest margin. Any amounts borrowed under the Bridge Facility would bear interest at a floating rate, reset quarterly, based on the "reserve adjusted Eurodollar rate" (which will be defined in a manner customary and appropriate for financings of this type but which will in no event be less than 1%) plus an interest margin. Subject to certain other provisions, any loans to us under the Term Facility would mature seven years from the closing date of our acquisition of Safety-Kleen and any loans to us under the Bridge Facility would mature eight years after such closing date.

          The foregoing summary of the terms of the commitment letter does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the commitment letter, which is furnished as an exhibit to Amendment No. 1 our Current Report on Form 8-K filed with the SEC on November 5, 2012. See "Incorporation of Information by Reference" in this prospectus supplement.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

          On October 26, 2012, we signed an agreement and plan of merger to acquire Safety-Kleen, Inc. ("Safety-Kleen") for a purchase price (subject to certain working capital and other adjustments) of $1,250.0 million. Under the terms of the merger agreement, we will pay to the Safety-Kleen shareholders and option holders cash consideration in an amount equal to $1,250.0 million plus the amount of cash and cash equivalents held by Safety-Kleen on the closing date less the amount of debt held by Safety-Kleen on the closing date, plus or minus, as applicable, the amount by which Safety-Kleen's working capital (excluding cash) on the closing date exceeds or is less than $50.0 million. The amount of Safety-Kleen's working capital on the closing date will be reduced by the amount of Safety-Kleen's legal and other expenses in connection with the merger and related transactions except to the extent that Safety-Kleen has previously paid such expenses. See "The Safety-Kleen Acquisition".

          We plan to fund the purchase price for Safety-Kleen and pay our related fees and expenses through (i) our available cash, (ii) our sale of 6.0 million shares of our common stock in this offering at an assumed public offering price of $57.73 per share (the closing price of our common stock on the New York Stock Exchange November 23, 2012) (the "Stock Offering"), and (iii) our proposed sale of $550.0 million aggregate principal amount of senior unsecured notes in a Rule 144A private placement (the "Notes Offering"). If, however, we are not able to complete the Notes Offering before the closing of the acquisition, we anticipate borrowing $320.0 million under a senior secured term facility (the "Term Facility") and $200.0 million under a senior unsecured bridge facility (the "Bridge Facility") pursuant to the backup financing commitment we obtained from certain affiliates of the underwriters at the time we entered into the merger agreement. The following unaudited pro forma condensed combined financial information for Clean Harbors and Safety-Kleen as a combined company gives effect to (i) the Stock Offering, (ii) the Notes Offering, (iii) the acquisition method of accounting for our acquisition of Safety-Kleen, and (iv) payment of our related fees and expenses (collectively, the "Transactions"). In addition, the notes to such financial information describe the additional interest we would be required to pay for the relevant periods if, instead of completing the Notes Offering, we borrow a total of $520.0 million under the Term Facility and the Bridge Facility. The unaudited pro forma condensed combined balance sheet as at September 30, 2012 is presented as if the Transactions had been completed on September 30, 2012. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2011 and for the nine months ended September 30, 2012 are presented as if the Transactions had been completed on January 1, 2011, the first day of our fiscal 2011.

          The following unaudited pro forma condensed combined financial information is based on the historical financial statements of Clean Harbors incorporated by reference in this prospectus supplement and of Safety-Kleen included in this prospectus supplement. Both Safety-Kleen's and our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our fiscal year is different than Safety-Kleen's historical fiscal year. Our fiscal year ends on December 31, while Safety-Kleen has utilized a 53-week fiscal year comprised of 12 periods consisting of four weeks with the exception of period 13 which consisted of five weeks, each ending on a Saturday. The unaudited pro forma condensed combined balance sheet combines our historical condensed combined balance sheet as at September 30, 2012 with Safety-Kleen's historical consolidated balance sheet as at October 6, 2012. The unaudited pro forma combined statement of income for the nine months ended September 30, 2012 combines our historic consolidated statement of income for the nine months ended September 30, 2012 with Safety-Kleen's historical consolidated statement of income for the 40 weeks ended October 6, 2012. Safety-Kleen's fiscal year end did not differ from ours for the year ended December 31, 2011.

          The following unaudited pro forma condensed combined financial information does not purport to represent what our results of operations or financial position would actually have been had the Transactions occurred on the dates described above or to project our results of operations or financial position for any future date or period. The information does not reflect cost savings, operating synergies or revenue enhancements expected to result from our acquisition of Safety-Kleen or the costs to achieve any such cost savings, operating synergies or revenue enhancements. The information reflects our preliminary estimates of the allocation of the purchase price for Safety-Kleen based upon available information and certain assumptions that we believe are reasonable under the circumstances, and actual results could differ materially from these anticipated results. The final allocation of the purchase price will be determined after completion of the merger and will be based on the final purchase price, as it may be adjusted in accordance with the merger agreement, and Safety-Kleen's tangible and identifiable intangible assets acquired and liabilities assumed.

          The following unaudited pro forma condensed combined financial information should be read in conjunction with "Use of Proceeds", "The Safety-Kleen Acquisition", "Selected Historical Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", appearing elsewhere in this prospectus supplement, and the consolidated financial statements and related notes of Clean Harbors incorporated by reference in this prospectus supplement and of Safety-Kleen included in this prospectus supplement.

CLEAN HARBORS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

ASSETS

AS AT SEPTEMBER 30, 2012

(dollars in thousands)

	Clean Harbors	Safety-Kleen	Pro Forma Adjustments	Notes	Pro Forma
Current assets:
Cash and cash equivalents	$523,614	$48,253	$(433,862)	(a)	$138,005
Marketable securities	11,113	—	—		11,113
Accounts receivable, net	399,362	171,643	(5,064)	(b),(h)	565,941
Unbilled accounts receivable	34,401	—	3,061	(b)	37,462
Deferred costs	6,995	—	10,733	(b)	17,728
Prepaid expenses and other current assets	53,252	25,363	(24,068)	(a),(b),(c)	54,547
Supplies inventories	63,934	89,544	14,736	(d)	168,214
Deferred tax assets	16,617	11,054	—		27,671

Total current assets	1,109,288	345,857	(434,464)		1,020,681

Property, plant and equipment, net	1,003,414	317,004	364,660	(b),(e)	1,685,078

Other assets:
Long-term investments	4,326	—	—		4,326
Deferred financing costs	12,530	—	9,809	(g)	22,339
Goodwill	157,724	36,787	275,753	(i)	470,264
Permits and other intangibles, net	151,810	83,369	373,531	(b),(f)	608,710
Deferred tax assets	—	57,756	(57,756)	(b)	—
Other	10,311	7,515	52,991	(b),(c)	70,817

Total other assets	336,701	185,427	654,328		1,176,456

Total assets	$2,449,403	$848,288	$584,524		$3,882,215

See accompanying notes to unaudited pro forma condensed combined financial statements.

CLEAN HARBORS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

LIABILITIES AND STOCKHOLDERS' EQUITY

AS AT SEPTEMBER 30, 2012

(dollars in thousands)

	Clean Harbors	Safety-Kleen	Pro Forma Adjustments	Notes	Pro Forma
Current liabilities:
Current portion of long-term debt	$—	$2,500	$(2,500)	(k)	$—
Current portion of capital lease obligations	5,937	—	—		5,937
Accounts payable	174,327	88,191	(2,003)	(h)	260,515
Deferred revenue	29,060	32,009	—		61,069
Accrued expenses	136,687	87,006	18,964	(b),(c),(d),(j)	242,657
Accrued salaries and benefits	—	30,574	(30,574)	(b)	—
Current portion of closure, post-closure and remedial liabilities	19,552	7,046	—		26,598
Income taxes payable	—	1,763	(1,763)	(b)	—

Total current liabilities	365,563	249,089	(17,876)		596,776

Other liabilities:
Closure and post-closure liabilities, less current portion	29,712	—	16,808	(b)	46,520
Remedial liabilities, less current portion	117,981	—	34,445	(b)	152,426
Environmental liabilities	—	51,253	(51,253)	(b)	—
Long-term obligations, less current maturities	800,000	220,625	329,375	(k)	1,350,000
Capital lease obligations, less current portion	3,477	—	—		3,477
Deferred income taxes	—	—	—		—
Unrecognized tax benefits and other long-term liabilities	125,915	21,458	258,366	(e),(f)	405,739

Total other liabilities	1,077,085	293,336	587,741		1,958,162

Stockholders' equity:
Common stock, $.01 par value:
Clean Harbors authorized 80,000,000; pro forma shares issued and outstanding 59,386,280	534	509	(449)	(l)	594
Shares held under employee participation plan	(469)	—	—		(469)
Additional paid-in capital	508,182	390,560	(60,461)	(l)	838,281
Accumulated other comprehensive income	59,056	4,675	(4,675)	(l)	59,056
Accumulated earnings (deficit)	439,452	(89,881)	80,244	(l)	429,815

Total Clean Harbors and Safety-Kleen stockholders' equity	1,006,755	305,863	14,659		1,327,277

Total liabilities and stockholders' equity	$2,449,403	$848,288	$584,524		$3,882,215

See accompanying notes to unaudited pro forma condensed combined financial statements.

CLEAN HARBORS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2011

(in thousands, except per share data)

	Clean Harbors	Safety-Kleen	Pro Forma Adjustments	Notes	Pro Forma
Revenues:
Service revenues	$1,984,136	$576,120	$(13,050)	(m)	$2,547,206
Product revenues	—	708,151	—		708,151

Total revenues	1,984,136	1,284,271	(13,050)		$3,255,357
Costs of revenues (exclusive of items shown separately below)	1,379,991	1,076,348	(50,093)	(m),(n),(p)	2,406,246
Selling, general and administrative expenses	254,137	73,842	49,610	(n)	377,589
Accretion of environmental liabilities	9,680	—	2,169	(n)	11,849
Depreciation and amortization	122,663	66,808	17,580	(o)	207,051

Income from operations	217,665	67,273	(32,316)		252,622
Other income(expense)	6,402	(5,925)	—		477
Interest expense, net	(39,389)	(10,321)	(21,132)	(q)	(70,842)

Income (loss) before provision (benefit) for income taxes	184,678	51,027	(53,448)		182,257
Provision (benefit) for income taxes	57,426	(84,441)	(18,707)	(r)	(45,722)

Net income (loss) attributable to Clean Harbors and Safety-Kleen	$127,252	$135,468	$(34,741)		$227,979

Earnings per share:
Basic income attributable to common stockholders	$2.40	$2.61	—		$3.87

Diluted income attributable to common stockholders	$2.39	$2.55	—		$3.84

Weighted average common shares outstanding	52,961	51,876	(45,876)	(s)	58,961

Weighted average common shares outstanding plus potentially dilutive common shares	53,324	53,064	(47,064)	(s)	59,324

See accompanying notes to unaudited pro forma condensed combined financial statements.

CLEAN HARBORS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

(in thousands, except per share data)

	Clean Harbors	Safety-Kleen	Pro Forma Adjustments	Notes	Pro Forma
Revenues
Service revenues	$1,628,946	$469,087	$(8,471)	(m)	$2,089,562
Product revenues	—	601,897	—		601,897

Total revenues	1,628,946	1,070,984	(8,471)		2,691,459
Costs of revenues (exclusive of items shown separately below)	1,140,878	877,677	(48,986)	(m),(n)	1,969,569
Selling, general and administrative expenses	197,892	67,109	38,628	(n)	303,629
Accretion of environmental liabilities	7,409	—	1,888	(n)	9,297
Depreciation and amortization	116,794	49,436	13,855	(o)	180,085

Income from operations	165,973	76,762	(13,856)		228,879
Other expense	(465)	(4,903)	—		(5,368)
Loss on early extinguishment of debt	(26,385)	—	—		(26,385)
Interest expense, net	(33,836)	(10,284)	(13,542)	(q)	(57,662)

Income (loss) before provision for income taxes	105,287	61,575	(27,398)		139,464
Provision for income taxes	37,487	19,278	(9,589)	(r)	47,176

Net income (loss) attributable to Clean Harbors and Safety-Kleen	$67,800	$42,297	$(17,809)		$92,288

Earnings per share:
Basic income attributable to common stockholders	$1.27	$0.82	—		$1.56

Diluted income attributable to common stockholders	$1.27	$0.80	—		$1.55

Weighted average common shares outstanding	53,303	51,622	(45,622)	(s)	59,303

Weighted average common shares outstanding plus potentially dilutive common shares	53,519	52,880	(46,880)	(s)	59,519

See accompanying notes to unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. The Merger

          On October 26, 2012, Clean Harbors and Safety-Kleen signed an Agreement and Plan of Merger dated as of that date (the "Merger Agreement") which provides that, subject to the terms and conditions contained in the Merger Agreement, Clean Harbors will acquire Safety-Kleen (the "Merger"). Safety-Kleen, a Delaware corporation headquartered in Richardson, Texas, is the largest re-refiner and recycler of used oil in North America and a leading provider of parts cleaning and environmental services.

          Under the terms of the Merger Agreement, which we anticipate will be closed in the fourth quarter of 2012, Clean Harbors will pay to Safety-Kleen's shareholders and option holders cash consideration in an amount equal to $1,250.0 million plus the amount of cash and cash equivalents held by Safety-Kleen on the closing date, less the amount of debt owed by Safety-Kleen on the closing date for borrowed money and capital lease obligations, plus or minus, as applicable, the amount by which Safety-Kleen's working capital on the closing date exceeds or is less than $50.0 million.

          The following table summarizes the components of the estimated total consideration included in the pro forma condensed combined financial statements as if the Merger had been completed on September 30, 2012 (in thousands):

Estimated cash consideration	$1,250,000
Plus estimated working capital adjustment exceeding $50,000	11,271

Estimated total purchase price	$1,261,271

          The following summarizes the preliminary purchase price allocation, as if the Merger had occurred on September 30, 2012 (in thousands):

Assets to be acquired:
Accounts receivable	$168,582
Unbilled accounts receivable	3,061
Prepaid expenses and other current assets	11,795
Deferred costs	10,733
Inventory	104,280
Current deferred tax assets	11,054
Goodwill	312,540
Property, plant and equipment	681,664
Permits and other intangible assets	456,900
Other assets	60,505

1,821,114

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

1. The Merger (Continued)

Liabilities to be assumed:
Accounts payable	88,191
Deferred revenue	32,009
Accrued expenses	101,520
Current portion of closure, post-closure and remedial liabilities	7,046
Closure and post-closure liabilities, less current portion	51,253
Unrecognized tax benefits and other long-term liabilities	279,824

559,843

Net assets to be acquired(1)	$1,261,271

(1)
Net assets exclude Safety-Kleen's cash and cash equivalents, debt and associated costs, other costs related to its proposed initial public offering, stock option liabilities and Safety-Kleen's goodwill.

          Clean Harbors has determined preliminary allocation estimates based on limited access to information and will not have sufficient information to make final allocations until after completion of the Merger. Clean Harbors anticipates that the valuations of the acquired assets and liabilities will include, but not be limited to inventory, property, plant and equipment, customer relationships, trademarks, other potential intangible assets, and the determination of the effect of the revenue transactions on deferred revenue and the corresponding deferred costs. The valuations will consist of physical appraisals, discounted cash flow analysis or other appropriate valuation techniques to determine the fair value of the assets acquired and liabilities assumed. Clean Harbors has determined this to be a tax-free business combination from Clean Harbors' standpoint and has recorded the corresponding deferred tax liabilities related to the preliminary fair value adjustments. Clean Harbors has recorded no other adjustments to deferred income taxes.

          The amounts allocated to assets to be acquired and liabilities to be assumed in the Merger could differ materially from the preliminary allocation estimates. Decreases or increases in the fair value of assets to be acquired or liabilities to be assumed in the Merger from those preliminary valuations presented would result in a corresponding increase or decrease in the amount of goodwill that will result from the Merger. In addition, if the value of the assets to be acquired is higher than the preliminary indication, it may result in higher amortization and/or depreciation expense than is presented in these pro forma statements.

2. Financing

          In connection with the Merger, we propose to sell 6.0 million shares of our common stock in the Stock Offering and $550.0 million of notes in the Notes Offering. If, however, the Notes Offering is not completed prior to the completion of the Merger, we anticipate borrowing $320.0 million under the Term Facility and $200.0 million under the Bridge Facility pursuant to the backup financing commitment we have obtained from certain affiliates of the underwriters.

          We estimate that the completion of the Merger and the Notes Offering will result in an estimated net increase of $9.8 million of deferred financing costs. A successful completion of the Notes Offering at an assumed interest rate of 5.25% would increase interest expense by

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

2. Financing (Continued)

$30.0 million and $22.5 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.

          If instead of completing the Notes Offering, we borrow $320.0 million under the Term Facility at an assumed annual interest rate of 4.0% and $200.0 million under the Bridge Facility at an assumed floating interest rate, reset quarterly starting at 5.5%, interest expense (including amortization of funding expenses) would increase by $28.3 million for the year ended December 31, 2011 and $27.6 million for the nine months ended September 30, 2012, respectively.

3. Pro Forma Balance Sheet Adjustments

          The pro forma adjustments included in the unaudited condensed combined balance sheet are as follows:

  a)
  Represents an adjustment to reflect the use of existing cash and the estimated net proceeds from the Stock Offering and the Notes Offering purchase price for Safety-Kleen and related transaction fees and expenses (in thousands):

Increase (Decrease)
Gross Stock Offering proceeds	$346,380
Gross Notes Offering proceeds	550,000
Safety-Kleen share payment(1)	10,500
Cash paid for Safety-Kleen	(1,250,000)
Safety-Kleen cash and cash equivalents(2)	(48,253)
Transaction fees and expenses for the offerings	(31,218)
Payment of working capital adjustment	(11,271)

$(433,862)

(1)
Clean Harbors received and is now holding $10.5 million of cash as a result of Safety-Kleen's 2010 call of shares which Clean Harbors had acquired in Safety-Kleen. This amount was previously recorded in prepaid expenses and other current assets.

(2)
Existing cash and cash equivalents held by Safety-Kleen on the balance sheet date.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

3. Pro Forma Balance Sheet Adjustments (Continued)

  b)
  Represents reclassifications to conform Safety-Kleen to Clean Harbors' financial statement presentation (in thousands):

Increase (Decrease)
Accounts receivable, net	$(3,061)
Unbilled accounts receivable	3,061
Deferred costs	$10,733
Prepaid expenses and other current assets	(10,733)
Property, plant and equipment	$15,734
Permits and other intangible assets, net	(15,734)
Deferred tax assets	$(57,756)
Other assets	57,756
Accrued expenses	$30,574
Accrued salaries and benefits	(30,574)
Accrued expenses	$1,763
Income taxes payable	(1,763)
Closure and post-closure liabilities	$16,808
Remedial liabilities	34,445
Environmental liabilities	(51,253)
  c)
  Represents adjustments to eliminate Safety-Kleen's deferred financing and other costs related to its debt and initial public offering costs of $2.8 million recorded in prepaid expenses and other current assets and $4.8 million recorded in other assets, and eliminate Safety-Kleen's stock option liability of $22.7 million and other miscellaneous liabilities of $0.3 million recorded in accrued expenses.

  d)
  Represents the step-up adjustment of $14.7 million to record the estimated fair value Safety-Kleen's inventory to be acquired as of September 30, 2012. Clean Harbors has recorded a current deferred tax liability related to the preliminary fair value adjustment of approximately $5.2 million in accrued expenses.

  e)
  Represents an adjustment of $348.9 million to record the preliminary fair value of property, plant and equipment as of September 30, 2012. The estimated property, plant and equipment are expected to be depreciated on a straight-line basis over estimated useful lives that will range from 3 to 24 years, subject to the finalization of the purchase price allocation. Clean Harbors has recorded a noncurrent deferred tax liability related to the preliminary fair value adjustment of approximately $122.1 million in unrecognized tax benefits and other long-term liabilities.

  f)
  Represents an adjustment of $389.3 million to reflect the step-up to the preliminary estimated fair value of Safety-Kleen's identifiable intangible assets from the respective carrying value reported by Safety-Kleen as of September 30, 2012. The identifiable intangible assets primarily consist of trademarks and trade names, supplier relationships,

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

3. Pro Forma Balance Sheet Adjustments (Continued)

    customer relationships and permits. The estimated intangible assets are expected to be amortized on a straight-line basis over estimated useful lives that will range from 10 to 30 years, subject to the finalization of the purchase price allocation. Clean Harbors has recorded a noncurrent deferred tax liability related to the preliminary fair value adjustment of approximately $136.2 million in unrecognized tax benefits and other long-term liabilities.

  g)
  Represents an adjustment to record new deferred financing fees of $9.8 million in connection with the Notes Offering.

  h)
  Represents an adjustment to reduce accounts receivable and accounts payable for intercompany transactions between Clean Harbors and Safety-Kleen of approximately $2.0 million.

  i)
  Represents an adjustment to record goodwill. We have preliminarily allocated the purchase price to net tangible and intangible assets based upon their estimated fair values as of September 30, 2012. The excess of the purchase price over the estimated fair value of the net tangible and intangible assets has been recorded as goodwill (in thousands):

Increase (Decrease)
Record acquisition goodwill	$312,540
Eliminate existing Safety-Kleen goodwill	(36,787)

$275,753

  j)
  Represents an adjustment of approximately $4.5 million to record direct transaction costs, which consist of legal and accounting fees and other external costs directly related to the Merger incurred by Clean Harbors.

  k)
  Represents an adjustment to reflect the extinguishment of Safety-Kleen's existing outstanding debt of $223.1 million (including current portion) and record the estimated gross proceeds of $550.0 million from the Notes Offering.

  l)
  Represents adjustments to eliminate Safety-Kleen's historical stockholders' equity of $305.9 million; record the issuance of $330.2 million net proceeds from the sale of 6.0 million new Clean Harbors common stock ($0.01 par value) in the Stock Offering; and reduce accumulated earnings for approximately $4.5 million of legal and accounting fees incurred by Clean Harbors related to the acquisition of Safety-Kleen and $5.2 million commitment fees related to the Term Facility and the Bridge Facility.

4. Pro Forma Statement of Income Adjustments

          The unaudited pro forma condensed combined statements of income do not include any non-recurring charges that will arise as a result of the Merger described above.

  m)
  Represents an adjustment of $13.0 million and $8.5 million to reduce revenues and cost of revenues for intercompany transactions between Clean Harbors and Safety-Kleen for

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

4. Pro Forma Statement of Income Adjustments (Continued)

    the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.

  n)
  Represents reclassifications to conform to Clean Harbors' presentation, as follows (in thousands):

Increase (Decrease)
Year ended December 31, 2011
Costs of revenue	$(2,169)
Accretion of environmental liabilities	2,169
Costs of revenue	$(49,610)
Selling, general and administrative expenses	49,610
Nine months ended September 30, 2012
Costs of revenue	$(1,888)
Accretion of environmental liabilities	1,888
Costs of revenue	$(38,628)
Selling, general and administrative expenses	38,628
  o)
  Represents the corresponding adjustment of $17.6 million and $13.9 million to depreciation and amortization expense for the step-up in property, plant and equipment and identifiable intangibles to the preliminary estimated fair value for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.

  With other assumptions held constant, a 10% increase in the fair value of property, plant and equipment and intangible assets as calculated would increase annual pro forma depreciation and amortization expense by approximately $8.4 million and $6.3 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively. With other assumptions held constant, a 10% decrease in the estimated remaining useful lives of property, plant and equipment and amortizable intangible assets would increase pro forma depreciation and amortization by approximately $9.4 million and $7.0 million for the year year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.

  p)
  Represents the corresponding amortization of the inventory step-up into cost of revenues of $14.7 million as if the acquisition had been completed on January 1, 2011.

  q)
  Represents the following adjustments to interest expense, net:

  Record an adjustment to interest expense of $31.5 million and $23.6 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively, related to completion of the Notes Offering at an assumed interest rate of 5.25% and the Merger offset by the reversal of all of Safety-Kleen's interest expense. The effect of an interest rate change of 1/8th of a percent would increase/decrease interest expense by approximately $0.7 million and $0.5 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

4. Pro Forma Statement of Income Adjustments (Continued)

    If instead of completing the Notes Offering, Clean Harbors borrows $320.0 million under the Term Facility at an assumed interest rate of 4.0% and $200.0 million under the Bridge Facility at an assumed floating interest rate, reset quarterly, starting at 5.5%, interest expense (including amortization of funding expense) would increase by $28.3 million for the year ended December 31, 2011 and $27.6 million for the nine months ended September 30, 2012.

  r)
  Represents the pro forma tax effect of the above adjustments at an estimated statutory tax rate of 35.0% for the year ended December 31, 2011 and the nine months ended September 30, 2012.

  At the end of Safety-Kleen's fiscal year 2011, Safety-Kleen determined that it is more likely than not that the U.S. operations would realize its loss carryforwards and other deferred tax assets and released the valuation allowance recorded against its U.S. deferred tax assets of $103.2 million.

  s)
  Represents the sale of 6.0 million shares of Clean Harbors common stock in the Stock Offering and the elimination of Safety-Kleen's common stock outstanding. The Clean Harbors common stock was valued based on the closing stock price on November 23, 2012 of $57.73 per share and assuming a 5% change in Clean Harbors common stock price, the estimated gross Stock Offering proceeds would increase or decrease by approximately $17.3 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

          The following selected historical consolidated financial information has been derived from our audited consolidated balance sheets at December 31, 2011 and 2010 and statements of income for the five years ended December 31, 2011, and our unaudited balance sheet at September 30, 2012 and statements of income for the nine months then ended. This data should be reviewed in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and the notes thereto included elsewhere or incorporated by reference in this prospectus supplement. We have derived the December 31, 2009, 2008 and 2007 as well as the September 30, 2011 balance sheet information from our financial statements not incorporated or included herein.

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in thousands)
Income Statement Data:
Revenues	$1,628,946	$1,438,250	$1,984,136	$1,731,244	$1,074,220	$1,030,713	$946,917
Cost of revenues (exclusive of items shown separately below)	1,140,878	1,006,849	1,379,991	1,210,740	753,483	707,820	664,440
Selling, general and administrative expenses	197,892	178,752	254,137	205,812	163,157	159,674	149,180
Accretion of environmental liabilities	7,409	7,231	9,680	10,307	10,617	10,776	10,447
Depreciation and amortization	116,794	87,000	122,663	92,473	64,898	44,471	37,590

Income from operations	165,973	158,418	217,665	211,912	82,065	107,972	85,260
Other income (expense)	(465)	5,931	6,402	2,795	259	(119)	135
Loss on early extinguishment of debt	(26,385)	—	—	(2,294)	(4,853)	(5,473)	—
Interest expense, net	(33,836)	(28,047)	(39,389)	(27,936)	(15,999)	(8,403)	(13,157)

Income from continuing operations before provision for income taxes	105,287	136,302	184,678	184,477	61,472	93,977	72,238
Provision for income taxes(1)	37,487	47,283	57,426	56,756	26,225	36,491	28,040

Income from continuing operations	67,800	89,019	127,252	127,721	35,247	57,486	44,198
Income from discontinued operations, net of tax	—	—	—	2,794	1,439	—	—

Net income	$67,800	$89,019	$127,252	$130,515	$36,686	$57,486	$44,198

Dividends on Series B preferred stock	—	—	—	—	—	—	206

Net income attributable to common stockholders	$67,800	$89,019	$127,252	$130,515	$36,686	$57,486	$43,992

Basic earnings attributable to common stockholders(2)	$1.68	$1.27	$2.40	$2.48	$0.74	$1.28	$1.11

Diluted earnings attributable to common stockholders(2)	$1.67	$1.27	$2.39	$2.47	$0.74	$1.26	$1.07

Cash Flow Data:
Net cash from operating activities	$232,692	$151,336	$179,531	$224,108	$93,270	$109,590	$79,995
Net cash from investing activities	(226,417)	(445,610)	(480,181)	(125,687)	(118,391)	(84,515)	(42,791)
Net cash from financing activities	256,089	247,856	258,740	(32,230)	3,584	116,795	2,724
Other Financial Data:
Adjusted EBITDA(3)	$290,176	$252,649	$350,008	$314,692	$157,580	$163,219	$133,297

	At September 30,		At December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in thousands)
Balance Sheet Data:
Working capital	$743,725	$432,702	$510,126	$446,253	$386,930	$307,679	$169,585
Goodwill	157,724	134,696	122,392	60,252	56,085	24,578	21,572
Total assets	2,449,403	2,010,385	2,085,803	1,602,475	1,401,068	898,336	769,888
Long-term obligations (including current portion)(3)	809,414	540,691	538,888	278,800	301,271	53,630	123,483
Stockholders' equity	1,006,755	840,206	900,987	780,827	613,825	429,045	202,897

(1)
For fiscal year 2011, the provisions includes a decrease in unrecognized tax benefits of $6.5 million of which $5.7 million was due to expiring statute of limitation periods related to a historical Canadian business combination and the remaining $0.8 million was related to the conclusion of examinations by state taxing authorities, the expiration of various state statutes of limitation periods, and a change in estimate of a previous liability. For fiscal year 2010, the provision includes a reversal of $14.3 million (net of benefit) resulting from the release of interest and penalties related to Canadian and United States tax reserves for which the statutes of limitation periods have expired.

(2)
Basic and diluted earnings per share are based on income from continuing operations for 2010 were $2.43 and $2.41 per share, respectively, and for 2009 they were both $0.71 per share.

(3)
For all periods presented, "Adjusted EBITDA" consists of net income plus accretion of environmental liabilities, depreciation and amortization, net interest expense, and provision for income taxes. We also exclude loss on early extinguishment of debt, other expense (income), and income from discontinued operations, net of tax as these amounts are not considered part of usual business operations. See below for a reconciliation of Adjusted EBITDA to both net income and net cash provided by operating activities for the specified periods. Our management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under generally accepted accounting principles ("GAAP"). Because Adjusted EBITDA is not calculated identically by all companies, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

We use Adjusted EBITDA to enhance our understanding of our operating performance, which represents our views concerning our performance in the ordinary, ongoing and customary course of our operations. We historically have found it helpful, and believe that investors have found it helpful, to consider an operating measure that excludes expenses such as debt extinguishment and related costs relating to transactions not reflective of our core operations.

The information about our operating performance provided by this financial measure is used by our management for a variety of purposes. We regularly communicate Adjusted EBITDA results to our board of directors and discuss with the board our interpretation of such results. We also compare our Adjusted EBITDA performance against internal targets as a key factor in determining cash bonus compensation for executives and other employees, largely because we believe that this measure is indicative of how the fundamental business is performing and is being managed.

We also provide information relating to our Adjusted EBITDA so that analysts, investors and other interested persons have the same data that we use to assess our core operating performance. We believe that Adjusted EBITDA should be viewed only as a supplement to the GAAP financial information. We also believe, however, that providing this information in addition to, and together with, GAAP financial information permits the foregoing persons to obtain a better understanding of our core operating performance and to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance on a standalone and a comparative basis.

          The following is a reconciliation of net income to Adjusted EBITDA for the following periods (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in thousands)
Net income	$67,800	$89,019	$127,252	$130,515	$36,686	$57,486	$44,198
Accretion of environmental liabilities	7,409	7,231	9,680	10,307	10,617	10,776	10,447
Depreciation and amortization	116,794	87,000	122,663	92,473	64,898	44,471	37,590
Other (income) expense	465	(5,931)	(6,402)	(2,795)	(259)	119	(135)
Loss on early extinguishment of debt	26,385	—	—	2,294	4,853	5,473	—
Interest expense, net	33,836	28,047	39,389	27,936	15,999	8,403	13,157
Provision for income taxes	37,487	47,283	57,426	56,756	26,225	36,491	28,040
Income from discontinued operations, net of tax	—	—	—	(2,794)	(1,439)	—	—

Adjusted EBITDA	$290,176	$252,649	$350,008	$314,692	$157,580	$163,219	$133,297

          The following reconciles Adjusted EBITDA to net cash provided by operating activities for the following years (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Adjusted EBITDA	$290,176	$252,649	$350,008	$314,692	$157,580	$163,219	$133,297
Interest expense, net	(33,836)	(28,047)	(39,389)	(27,936)	(15,999)	(8,403)	(13,157)
Provision for income taxes	(37,487)	(47,283)	(57,426)	(56,756)	(26,225)	(36,491)	(28,040)
Income from discontinued operations, net of tax	—	—	—	2,794	1,439	—	—
Allowance for doubtful accounts	809	623	759	1,043	1,006	267	(418)
Amortization of deferred financing costs and debt discount	1,173	1,230	1,572	2,921	1,997	1,915	1,940
Change in environmental liability estimates	(3,553)	(2,467)	(2,840)	(8,328)	(4,657)	(2,047)	597
Deferred income taxes	(494)	(197)	37,836	4,919	4,830	3,197	(7,492)
Stock-based compensation	5,235	5,329	8,164	7,219	968	3,565	4,799
Excess tax benefit of stock-based compensation	(1,786)	(1,949)	(3,352)	(1,751)	(481)	(3,504)	(6,386)
Income tax benefits related to stock option exercises	1,776	1,949	3,347	1,739	474	3,534	6,427
Eminent domain compensation	—	3,354	3,354	—	—	—	—
Gain on sale of businesses	—	—	—	(2,678)	—	—	—
Prepayment penalty on early extinguishment of debt	(21,044)	—	—	(900)	(3,002)	(3,552)	—
Environmental expenditures	(7,833)	(8,551)	(11,319)	(10,236)	(8,617)	(14,268)	(6,511)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	59,881	(32,670)	(65,210)	(49,411)	(11,429)	17,221	(19,142)
Other current assets	5,130	(14,113)	(36,761)	(10,550)	1,093	5,529	(2,693)
Accounts payable	(18,969)	30,241	(8,116)	38,553	5,050	(17,763)	(4,603)
Other current liabilities	(6,486)	(8,752)	(1,096)	18,774	(10,757)	(2,829)	21,377

Net cash from operating activities	$232,692	$151,336	$179,531	$224,108	$93,270	$109,590	$79,995

(3)
Long-term obligations (including current portion) include borrowings under our current and former revolving credit facilities and capital lease obligations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Historical Consolidated Financial Information" appearing elsewhere in this prospectus supplement and our consolidated financial statements and related notes incorporated by reference in this prospective supplement. This discussion contains forward-looking statements and involves numerous risks and uncertainties including, but not limited to, those described in the "Risk Factors" section of this prospectus supplement. Our actual results may differ materially from those contained in any forward-looking statements. See "Disclosure Regarding Forward-Looking Statements" in this prospectus supplement.

General

          We are a leading provider of environmental, energy and industrial services throughout North America. We serve over 60,000 customers, including a majority of Fortune 500 companies, thousands of smaller private entities and numerous federal, state, provincial and local governmental agencies. Based upon 2009 industry reports, we service approximately 69% of North America's commercial hazardous incineration volume and 21% of North America's hazardous landfill volume. Based on our marketing data, we also believe we are the industry leader in treatment, storage and disposal facilities ("TSDFs") and now process approximately 29% of the total volume of wastes processed through such facilities in North America. We have more than 200 locations, including over 50 waste management facilities, throughout North America in 37 U.S. states, seven Canadian provinces, Mexico and Puerto Rico.

          We report the business in four operating segments, consisting of:

  •
  Technical Services — provides a broad range of hazardous material management services including the packaging, collection, transportation, treatment and disposal of hazardous and non-hazardous waste at Company-owned incineration, landfill, wastewater, and other treatment facilities.

  •
  Field Services — provides a wide variety of environmental cleanup services on customer sites or other locations on a scheduled or emergency response basis including tank cleaning, decontamination, remediation, and spill cleanup.

  •
  Industrial Services — provides industrial and specialty services, such as high-pressure and chemical cleaning, catalyst handling, decoking, material processing and industrial lodging services to refineries, chemical plants, pulp and paper mills, and other industrial facilities.

  •
  Oil and Gas Field Services — provides fluid handling, fluid hauling, downhole servicing, surface rentals, exploration mapping and directional boring services to the energy sector serving oil and gas exploration, production, and power generation.

          During the quarter ended March 31, 2011, we re-aligned our management reporting structure. Under the new structure, our operations are managed in four reportable segments: Technical Services, Field Services, Industrial Services and Oil and Gas Field Services. The new segment, Oil and Gas Field Services, consists of the previous Exploration Services segment, as well as certain oil and gas related field services departments that were re-assigned from the Industrial Services segment. In addition, certain departments from the Field Services segment were re-assigned to the Industrial Services segment. Accordingly, we re-aligned and re-allocated departmental costs being allocated among the segments to support these management reporting changes. During the quarter ended March 31, 2012, we further re-aligned certain departments among the segments to support management reporting changes. We have recast the 2011, 2010 and 2009 segment information presented below to conform to the 2012 segmentation reporting of the Company.

Summary of Operations

          During the year ended December 31, 2011, our revenues increased 15% to $1.98 billion compared with $1.73 billion during the year ended December 31, 2010. During the nine months ended September 30, 2012, our revenues increased 13.3% to $1.6 billion compared to $1.4 billion during the nine months ended September 30, 2011. These increases resulted both from internal growth and our acquisition of Peak Energy Services Ltd. in June 2011 and six private companies during 2010, 2011 and 2012.

          Revenues for the year ended December 31, 2011 included our emergency response efforts related to the Yellowstone River oil spill in Montana of $43.6 million. Revenues for the year ended December 31, 2010 included revenue associated with our oil spill response efforts in the Gulf of Mexico and Michigan of $253.0 million. We also achieved year-over-year revenue growth, exclusive of the oil spill project work, driven by broad-based growth across all of our segments. Our 2011 full year revenues were also favorably impacted by $23.8 million due to the strengthening of the Canadian dollar.

          Our Technical Services revenues accounted for 44% of our total revenues for the year ended December 31, 2011 and 43% of our total revenues for the nine months ended September 30, 2012. Our Technical Services segment achieved full year-over-year revenue growth of 16% and nine months-over-nine months revenue growth of 8%. Incinerator utilization was 89% for the year ended December 31, 2011 compared to 90% for the year ended December 31, 2010, and 90% for the nine months ended September 30, 2012 and for the nine months ended September 30, 2011. Landfill volumes were essentially flat year-over-year for the years ended December 31, 2011 and 2010, but increased more than 55% for the nine months ended September 30, 2012 over the nine months ended September 30, 2011.

          Our Field Services revenues accounted for 13% of our total revenues for the year ended December 31, 2011 and 10% of our total revenues for the nine months ended September 30, 2012. Revenues of our Field Services segment decreased 37.2% for the full year-over-year 2011 and 2010 periods and 19% for the nine months-over-nine months periods of 2012 and 2011. These decreases reflected primarily the large revenues we generated during the year ended December 31, 2010 from the Gulf of Mexico and Michigan oil spills and, to a significantly lesser extent, from the Yellowstone, Montana oil spill project in 2011.

          Our Industrial Services revenues accounted for 24% of our total revenues for the year ended December 31, 2011 and 27% of our total revenues for the nine months ended September, 2012. Our Industrial Services segment achieved year-over-year and nine months-over-nine months increases in revenue of 30% and 27%, primarily due to work performed for an unplanned shutdown at one of our customer's sites in 2011, continued investment in the oil sands region of Canada, incremental revenues from refinery turnaround work, revenues associated with our acquisitions, and high utilization rates at the camps in our lodging business.

          Our Oil and Gas Field Services revenues accounted for 19% of our total revenues for the year ended December 31, 2011 and 20% of our total revenues for the nine months ended September 30, 2012. Our Oil and Gas Field Services segment achieved a year-over-year increase of 92% and a nine months-over-nine months increase of 36% primarily due to contributions from our acquisitions, increased activity in Western Canada due to increased oil prices, and continued investments in U.S. gas and oil production resulting in increased demand for our services.

          Our costs of revenues increased from $1.21 billion for the year ended December 31, 2010 to $1.38 billion for the year ended December 31, 2011 and from $1.01 billion in the first nine months of 2011 to $1.14 billion in the first nine months of 2012. Costs for the year ended December 31, 2011 included $30.0 million associated with the Yellowstone oil spill project and costs for the year ended December 31, 2010 included $149.3 million associated with the Gulf of Mexico and Michigan oil spill projects. Exclusive of those oil spill costs, our cost of revenues increased primarily due to costs associated with our recent acquisitions and because of our increased revenues. Our gross profit margin was 30.4% for the year ended December 31, 2011, which was up slightly from 30.1% for the year ended December 31, 2010, and 30.0% for the nine months ended September 30, 2012 and 2011.

Critical Accounting Policies and Estimates

          The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, and related disclosures of contingent liabilities. The following are the areas that we believe require a substantial amount of judgments or estimates in the preparation of the financial statements: revenue allowance, deferred revenue, allowance for doubtful accounts, accounting for landfills, non-landfill closure and post-closure liabilities, remedial liabilities, goodwill, permits and other intangible assets, insurance accruals, legal matters, and provision for income taxes. Our management reviews critical accounting estimates with the Audit Committee of our Board of Directors on an ongoing basis and as needed prior to the release of our annual financial statements. See also Note 2, "Significant Accounting Policies", to our consolidated financial statements for the three years ended December 31, 2011, which discusses the significant assumptions used in applying our accounting policies.

          Revenue Allowance.    Due to the nature of our business and the complex invoices that result from the services we provide, customers may withhold payments and attempt to renegotiate amounts invoiced. In addition, for some of the services we provide, our invoices are based on quotes that can either generate credits or debits when the actual revenue amount is known. Based on our industry knowledge and historical trends, we record a revenue allowance accordingly. Increases in overall sales volumes and the expansion of our customer base in recent years have also increased the volume of additions and deductions to the allowance during the year, as well as increased the amount of the allowance at the end of the year.

          Our revenue allowance is intended to cover the net amount of revenue adjustments that may need to be credited to customers' accounts in future periods. We determine the appropriate total revenue allowance by evaluating the following factors on a customer-by-customer basis as well as on a consolidated level: historical collection trends, age of outstanding receivables, existing economic conditions and other information as deemed applicable. Revenue allowance estimates can differ materially from the actual adjustments, but historically our revenue allowance has been sufficient to cover the net amount of the reserve adjustments issued in subsequent reporting periods.

          Allowance for Doubtful Accounts.    We establish an allowance for doubtful accounts to cover accounts receivable that may not be collectible. In establishing the allowance for doubtful accounts, we analyze the collectability of accounts that are large or past due. In addition, we consider historical bad debts and current economic trends in evaluating the allowance for doubtful accounts. Accounts receivable written off in subsequent periods can differ materially from the allowance for doubtful accounts provided, but historically our provision has been adequate.

          Accounting for Landfills.    We amortize landfill improvements and certain landfill-related permits over their estimated useful lives. The units-of- consumption method is used to amortize land, landfill cell construction, asset retirement costs and remaining landfill cells and sites. We also utilize the units-of-consumption method to record closure and post-closure obligations for landfill cells and sites. Under the units-of-consumption method, we include future estimated construction and asset retirement costs, as well as costs incurred to date, in the amortization base of the landfill assets.

Additionally, where appropriate, as discussed below, we include probable expansion airspace that has yet to be permitted in the calculation of the total remaining useful life of the landfill.

          Landfill Assets.    Landfill assets include the costs of landfill site acquisition, permits and cell construction incurred to date. These amounts are amortized under the units-of-consumption method such that the asset is completely amortized when the landfill ceases accepting waste.

          Landfill Capacity.    Landfill capacity, which is the basis for the amortization of landfill assets and for the accrual of final closure and post-closure obligations, represents total permitted airspace plus unpermitted airspace that management believes is probable of ultimately being permitted based on established criteria. Our management applies the following criteria for evaluating the probability of obtaining a permit for future expansion airspace at existing sites, which provides management a basis to evaluate the likelihood of success of unpermitted expansions:

  •
  Personnel are actively working to obtain the permit or permit modifications (land use, state and federal) necessary for expansion of an existing landfill, and progress is being made on the project.

  •
  Management expects to submit the application within the next year and to receive all necessary approvals to accept waste within the next five years.

  •
  At the time the expansion is included in management's estimate of the landfill's useful economic life, it is probable that the required approvals will be received within the normal application and processing time periods for approvals in the jurisdiction in which the landfill is located.

  •
  The Company or other owner of the landfill has a legal right to use or obtain the right to use the land associated with the expansion plan.

  •
  There are no significant known political, technical, legal or business restrictions or other issues that could impair the success of such expansion.

  •
  A financial feasibility analysis has been completed and the results demonstrate that the expansion will have a positive financial and operational impact such that management is committed to pursuing the expansion.

  •
  Additional airspace and related additional costs, including permitting, final closure and post-closure costs, have been estimated based on the conceptual design of the proposed expansion.

          Exceptions to the criteria set forth above are approved through a landfill-specific approval process that includes approval from our Chief Financial Officer and review by the Audit Committee of our Board of Directors. As of September 30, 2012, there was one unpermitted expansion at one location included in management's landfill calculation, which represented 23.0% of our remaining airspace at that date. As of December 31, 2011, there was one unpermitted expansion at one location included in management's landfill calculation, which represented 22.5% of our remaining airspace at that date. As of September 30, 2012, December 31, 2011 and December 31, 2010, none of the unpermitted expansions were considered exceptions to management's established criteria described above. If actual expansion airspace is significantly different from management's estimate of expansion airspace, the amortization rates used for the units-of-consumption method would change, therefore impacting our profitability. If we determine that there is less actual expansion airspace at a landfill, this would increase amortization expense recorded and decrease profitability, while if we determine a landfill has more actual expansion airspace, amortization expense would decrease and profitability would increase.

          Landfill Final Closure and Post-Closure Liabilities.    The balance of landfill final closure and post-closure liabilities at December 31, 2011 and 2010 was $25.8 million and $29.8 million, respectively, and at September 30, 2012 and 2011 was $26.8 million and $22.9 million, respectively. We have material financial commitments for the costs associated with requirements of the EPA and the comparable regulatory agency in Canada for landfill final closure and post-closure activities. In the United States, the landfill final closure and post-closure requirements are established under the standards of the EPA, and are implemented and applied on a state-by-state basis. We develop estimates for the cost of these activities based on our evaluation of site-specific facts and circumstances, such as the existence of structures and other landfill improvements that would need to be dismantled, the amount of groundwater monitoring and leachate management expected to be performed, and the length of the post-closure period as determined by the applicable regulatory agency. Included in our cost estimates are our interpretation of current regulatory requirements and proposed regulatory changes. Such estimates may change in the future due to various circumstances including, but not limited to, permit modifications, changes in legislation or regulations, technological changes and results of environmental studies. We perform zero-based reviews of these estimated liabilities at least every five years or sooner if the occurrence of a significant event is likely to change the timing or amount of the currently estimated expenditures. We consider a significant event to be a new regulation or an amendment to an existing regulation, a new permit or modification to an existing permit, or a change in the market price of a significant cost item. Our cost estimates are calculated using internal sources as well as input from third party experts. These costs are measured at estimated fair value using present value techniques, and therefore changes in the estimated timing of closure and post-closure activities would affect the liability, the value of the related asset, and our results of operations.

          Final closure costs are the costs incurred after the site ceases to accept waste, but before the landfill is certified as closed by the applicable state or provincial regulatory agency. These costs generally include the costs required to cap the final cell of the landfill (if not included in cell closure), to dismantle certain structures for landfills and other landfill improvements and regulation-mandated groundwater monitoring, and for leachate management. Post-closure costs involve the maintenance and monitoring of a landfill site that has been certified closed by the applicable regulatory agency. These costs generally include groundwater monitoring and leachate management. Regulatory post-closure periods are generally 30 years after landfill closure. Final closure and post-closure obligations are accrued on a units-of-consumption basis, such that the present value of the final closure and post-closure obligations are fully accrued at the date the landfill discontinues accepting waste.

          Non-Landfill Closure and Post-Closure Liabilities.    The balance of our non-landfill closure and post-closure liabilities at December 31, 2011 and 2010 was $9.1 million and $8.9 million, respectively, and at September 30, 2012 and 2011 was $9.9 million and $9.6 million, respectively. We base estimates for non-landfill closure and post-closure liabilities on our interpretations of existing permit and regulatory requirements for closure and post-closure maintenance and monitoring. Our cost estimates are calculated using internal sources as well as input from third party experts. We use probability scenarios to estimate when future operations will cease and inflate the current cost of closing the non-landfill facility on a probability weighted basis using the appropriate inflation rate and then discounting the future value to arrive at an estimated present value of closure and post-closure costs. The estimates for non-landfill closure and post-closure liabilities are inherently uncertain due to the possibility that permit and regulatory requirements will change in the future, impacting the estimation of total costs and the timing of the expenditures. We review non-landfill closure and post-closure liabilities for changes to key assumptions that would impact the amount of the recorded liabilities. Changes that would prompt us to revise a liability estimate include changes in legal requirements that impact our expected closure plan, in the market price of a significant cost item, in the probability scenarios as to when future operations at a location might cease, or in the expected timing of the cost expenditures. Changes in estimates for non-landfill closure and post-closure events immediately impact the required liability and the value of the corresponding asset. If a change is made to a fully-consumed asset, the adjustment is charged immediately to expense. When a change in estimate relates to an asset that has not been fully consumed, the adjustment to the asset is recognized in income prospectively as a component of amortization. Historically, material changes to non-landfill closure and post-closure estimates have been infrequent.

          Remedial Liabilities.    The balance of our remedial liabilities at December 31, 2011 and 2010 was $135.3 million and $137.6 million, respectively, and at September 30, 2012 and 2011 was $130.6 million and $135.0 million, respectively. See Note 8, "Remedial Liabilities", to our consolidated financial statements for the three years ended December 31, 2011, and Note 8, "Remedial Liabilities", to our consolidated financial statements for the nine months ended September 30, 2012, for the changes to the remedial liabilities during those periods. Remedial liabilities are obligations to investigate, alleviate and/or eliminate the effects of a release (or threat of a release) of hazardous substances into the environment and may also include corrective action under RCRA. Our remediation obligations can be further characterized as Long-term Maintenance, One-Time Projects, Legal and Superfund. Legal liabilities are typically comprised of litigation matters that involve potential liability for certain aspects of environmental cleanup and can include third party claims for property damage or bodily injury allegedly arising from or caused by exposure to hazardous substances originating from our activities or operations, or in certain cases, from the actions or inactions of other persons or companies. Superfund liabilities are typically claims alleging that we are a potentially responsible party ("PRP") and/or are potentially liable for environmental response, removal, remediation and cleanup costs at/or from either a facility we own or a site owned by a third party. As described in Note 14, "Commitments and Contingencies", to our consolidated financial statements for the three years ended December 31, 2011, and Note 13, "Commitments and Contingencies", to our consolidated financial statements for the nine months ended September 30, 2012, Superfund liabilities also include certain liabilities payable to governmental entities for which we are potentially liable to reimburse the sellers in connection with our 2002 acquisition of substantially all of the assets of the Chemical Services Division (the "CSD assets") of Safety-Kleen Corp. Long-term Maintenance liabilities include the costs of groundwater monitoring, treatment system operations, permit fees and facility maintenance for inactive operations. One-Time Projects liabilities include the costs necessary to comply with regulatory requirements for the removal or treatment of contaminated materials.

          Amounts recorded related to the costs required to remediate a location are determined by internal engineers and operational personnel and incorporate input from external third parties. The estimates consider such factors as the nature and extent of environmental contamination (if any); the terms of applicable permits and agreements with regulatory authorities as to cleanup procedures and whether modifications to such permits and agreements will likely need to be negotiated; the cost of performing anticipated cleanup activities based upon current technology; and in the case of Superfund and other sites where other parties will also be responsible for a portion of the clean up costs, the likely allocation of such costs and the ability of such other parties to pay their share. Each quarter, our management discusses if any events have occurred or milestones have been met that would warrant the creation of a new remedial liability or the revision of an existing remedial liability. Such events or milestones include identification and verification as a PRP, receipt of a unilateral administrative order under Superfund or requirement for RCRA interim corrective measures, completion of the feasibility study under Superfund or the corrective measures study under RCRA, new or modifications to existing permits, changes in property use, or a change in the market price of a significant cost item. Remedial liabilities are inherently difficult to estimate and there is a risk that the actual quantities of contaminants could differ from the results of the site investigation, which could materially impact the amount of our liability. It is also possible that chosen methods of remedial solutions will not be successful and funds will be required for alternative solutions.

          Remedial liabilities are discounted only when the timing of the payments is estimable and the amounts are determinable. With the exception of remedial liabilities assumed as part of an acquisition that are measured at fair value, our experience has been that the timing of payments for remedial liabilities is usually not estimable and therefore the amounts of remedial liabilities are generally not discounted.

          Goodwill.    Goodwill is assessed for impairment at least annually and as triggering events occur. Such triggering events include, but are not limited to:

  •
  A significant adverse change in legal factors or in the business climate,

  •
  An adverse action or assessment by a regulator,

  •
  Cash or operating losses at the reporting unit, or

  •
  Market capitalization that is below book value.

          Our management tests for impairment by comparing the fair value of each reporting unit to the carrying value of the net assets assigned to each reporting unit, including goodwill. In the event the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill test would be performed to measure the amount of impairment loss.

          During fiscal year 2010, we had four operating segments consisting of the Technical Services, Field Services, Industrial Services and Exploration Services segments. Starting in 2011, the Exploration Services segment and certain departments in the Industrial Services segment were merged into the new Oil and Gas Field Services segment.

          As of December 31, 2011, the fair value of all our reporting units was determined using an income approach (a discounted cash flow analysis). We utilized only the income approach in the current year as the fair value for all reporting units significantly exceeded the carrying value. As of December 31, 2010, for the Industrial Services and Exploration Services segments, we utilized a weighted average of the income approach (a discounted cash flow analysis) and the market approach (a comparison to guideline companies). For the Technical Services and Field Services segments, as of December 31, 2010, we utilized only the income approach to determine the fair value as the fair value for Technical Services and Field Services has historically significantly exceeded the carrying value and there were no changes or events in the current year to indicate otherwise. Significant judgments are inherent in these analyses and include assumptions about the amount and timing of expected future cash flows, growth rates, and the determination of appropriate discount rates. We believe that the assumptions used in our impairment analyses are reasonable, but variations in any of the assumptions may result in different calculations of fair values that could result in a material impairment charge.

          The impairment analysis performed during the year ended December 31, 2011, utilized final 2012 annual budgeted amounts. The discount rate assumptions were based on an assessment of our weighted average cost of capital ("WACC"). As part of the analysis, we compared the aggregate implied fair value of our reporting units to our market capitalization at December 31, 2011 and assessed for reasonableness. We did not record an impairment charge as a result of our goodwill impairment tests in 2011 for our reporting units. The fair value of our Technical Services, Field Services, Industrial Services and Oil and Gas Field Services segments significantly exceeded their respective carrying values. We will continue to monitor the performance of our reporting units and if the business experiences adverse changes in these key assumptions, we will perform an interim goodwill impairment analysis.

          As of September 30, 2012, the Company assessed the performance of its Oil and Gas Field Services reporting unit due to its lower than anticipated financial results and concluded the fair value of the reporting unit more likely than not exceeds the carrying value. The Company will continue to assess this reporting unit's performance.

          Permits and Other Intangible Assets.    Our long-lived assets, including permits, are carried on our financial statements based on their cost less accumulated depreciation or amortization. We review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to assess whether a potential impairment exists, the assets' carrying values are compared with their undiscounted expected future cash flows. Estimating future cash flows requires significant judgment about factors such as general economic conditions and projected growth rates, and our estimates often vary from the cash flows eventually realized. Impairments are measured by comparing the fair value of the asset to its carrying value. Fair value is generally determined by considering (i) internally developed discounted projected cash flow analysis of the asset; (ii) actual third-party valuations; and/or (iii) information available regarding the current market environment for similar assets. If the fair value of an asset is determined to be less than the carrying amount of the asset, an impairment in the amount of the difference is recorded in the period that the events or changes in circumstances that indicated the carrying value of the assets may not be recoverable occurred.

          Insurance Accruals.    It is our policy to retain a significant portion of certain expected losses related primarily to workers' compensation, health insurance, comprehensive general and vehicle liability. The insurance accruals are based on claims filed and estimates of claims not reported and are developed by management with assistance from our third-party actuary and third-party claims administrator. The insurance accruals are driven by historical claims data and industry information. Significant changes in the frequency or amount of claims as compared to our historical information could materially affect our self-insurance liabilities. Actual expenditures required in future periods can differ materially from accruals established based on estimates.

          Legal Matters.    As described in Note 13, "Commitments and Contingencies", to our consolidated financial statements as of September 30, 2012, we are subject to legal proceedings which relate to our past acquisitions or which have arisen in the ordinary course of business. Accruals are established for legal matters when, in our opinion, it is probable that a liability exists and the liability can be reasonably estimated. As of December 31, 2011 and September 30, 2012, we had reserves of $30.3 million and $30.2 million, respectively, substantially all of which we had established as part of the purchase price for the CSD assets. As of September 30, 2012, the $30.2 million of reserves consisted of (i) $27.4 million related to pending legal or administrative proceedings, including Superfund liabilities, which were included in remedial liabilities on the consolidated balance sheets, and (ii) $2.8 million primarily related to federal and state enforcement actions, which were included in accrued expenses on the consolidated balance sheets. We also estimate that it is "reasonably possible", as that term is defined, that the amount of such total liabilities could be as much as $2.7 million more. Actual expenses incurred in future periods could differ materially from accruals established.

          Provision for Income Taxes.    Our income tax expense, deferred tax assets and liabilities and reserves for unrecognized tax benefits reflect management's best estimate of future taxes to be paid. We are subject to income taxes in both the United States and in foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax expense.

          Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence. We have established a valuation allowance when, based on an evaluation of objective verifiable evidence, we believe it is more likely than not that some portion or all of deferred tax assets will not be realized.

          A liability for uncertain tax positions is recorded to the extent a tax position taken or expected to be taken in a tax return does not meet certain recognition or measurement criteria. We record interest and penalties on these uncertain tax positions as applicable as a component of income tax expense.

Results of Operations

          The following table sets forth for the periods indicated certain operating data associated with our results of operations. This table and subsequent discussions should be read in conjunction with "Selected Historical Consolidated Financial Information" appearing elsewhere in this prospectus supplement and our consolidated financial statements incorporated by reference in this prospectus supplement.

	Percentage of Total Revenues
	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues (exclusive of items shown separately below)	70.0	70.0	69.5	69.9	70.2	68.7	70.1
Selling, general and administrative expenses	12.1	12.4	12.8	11.9	15.2	15.5	15.8
Accretion of environmental liabilities	0.5	0.5	0.5	0.6	1.0	1.0	1.1
Depreciation and amortization	7.2	6.0	6.2	5.4	6.0	4.3	4.0

Income from operations	10.2	11.1	11.0	12.2	7.6	10.5	9.0
Other income (expense)	—	0.4	0.3	0.2	—	—	—
Loss on early extinguishment of debt	(1.6)	—	—	(0.1)	(0.4)	(0.5)	—
Interest expense, net	(2.1)	(2.0)	(2.0)	(1.6)	(1.5)	(0.8)	(1.4)

Income from continuing operations before provision for income taxes	6.5	9.5	9.3	10.7	5.7	9.2	7.6
Provision for income taxes	2.3	3.3	2.9	3.3	2.4	3.6	2.9

Income from continuing operations	4.2	6.2	6.4	7.4	3.3	5.6	4.7
Income from discontinued operations, net of tax	—	—	—	0.1	0.1	—	—

Net income	4.2%	6.2%	6.4%	7.5%	3.4%	5.6%	4.7%

Segment data

          Performance of our segments is evaluated on several factors of which the primary financial measure is Adjusted EBITDA. The following tables set forth certain operating data associated with our results of operations and compare Adjusted EBITDA contribution by operating segment for the nine months ended September 30, 2012 and 2011 and the three years ended December 31, 2011. See footnote 2 under "Selected Historical Consolidated Financial Information" for a description of the calculation of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income and net cash provided by operating activities. We consider the Adjusted EBITDA contribution from each operating segment to include revenue attributable to that segment less operating expenses, which include cost of revenues and selling, general and administrative expenses. Revenue attributable to each segment is generally external or direct revenue from third party customers. Direct revenue is the revenue allocated to the segment performing the provided service. Certain income or expenses of a non-recurring or unusual nature are not included in the operating segment's Adjusted EBITDA contribution.

          During the quarter ended March 31, 2011, we re-aligned our management reporting structure. Under the new structure, our operations are managed in four reportable segments: Technical Services, Field Services, Industrial Services and Oil and Gas Field Services. The new segment, Oil and Gas Field Services, consists of the previous Exploration Services segment, as well as certain oil and gas related field services departments that were re-assigned from the Industrial Services segment. In addition, certain departments from the Field Services segment were re-assigned to the Industrial Services segment. During the quarter ended March 31, 2012, we further re-aligned certain departments among the segments to support management reporting changes. Accordingly, we re-aligned and re-allocated departmental costs being allocated among the segments to support these management reporting changes. We have recast the 2011, 2010 and 2009 segment information presented in the tables below to conform to the 2012 segmentation reporting of the Company. These tables and subsequent discussions should be read in conjunction with our consolidated financial statements and, in particular Note 15, "Segment Reporting", to such financial statements for the three years ended December 31, 2011 and Note 14, "Segment Reporting", to such financial statements for the nine months ended September 31, 2012 and 2011, each as incorporated by reference into this prospectus supplement.

	Summary of Operations
	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009
	(in thousands)
Direct Revenues:
Technical Services	698,853	650,368	$885,374	$763,345	$713,453
Field Services	164,248	203,098	260,312	414,786	144,573
Industrial Services	438,888	344,317	469,950	362,259	147,470
Oil and Gas Field Services	327,120	241,412	369,190	192,694	70,436
Corporate Items	(163)	(945)	(690)	(1,840)	(1,712)

Total	1,628,946	1,438,250	1,984,136	1,731,244	1,074,220

Cost of Revenues (exclusive of certain items shown separately)(1):
Technical Services	457,242	422,435	572,496	504,678	461,776
Field Services	128,847	153,638	196,285	284,368	112,198
Industrial Services	307,226	243,830	335,538	262,017	110,996
Oil and Gas Field Services	240,947	178,194	266,591	153,782	63,592
Corporate Items	6,616	8,752	9,081	5,895	4,921

Total	1,140,878	1,006,849	1,379,991	1,210,740	753,483

Selling, General & Administrative Expenses:
Technical Services	56,737	53,900	77,204	68,108	65,640
Field Services	19,802	17,933	24,875	26,853	21,613
Industrial Services	24,210	22,857	30,877	23,669	11,318
Oil and Gas Field Services	25,212	17,470	26,216	8,055	5,425
Corporate Items	71,931	66,592	94,965	79,127	59,161

Total	197,892	178,752	254,137	205,812	163,157

Adjusted EBITDA(2):
Technical Services	184,874	174,033	235,674	190,559	186,037
Field Services	15,599	31,527	39,152	103,565	10,762
Industrial Services	107,452	77,630	103,535	76,573	25,156
Oil and Gas Field Services	60,961	45,748	76,383	30,857	1,419
Corporate Items	(78,710)	(76,289)	(104,736)	(86,862)	(65,794)

Total	290,176	252,649	$350,008	$314,692	$157,580

(1)
Items shown separately on the statements of income consist of (i) accretion of environmental liabilities and (ii) depreciation and amortization.

(2)
See footnote 2 under "Selected Historical Consolidated Financial Information" for a discussion of Adjusted EBITDA.

Nine Months Ended September 30, 2012 versus Nine Months Ended September 30, 2011

Revenues

          Technical Services revenues increased 7.5%, or $48.5 million, in the nine months ended September 30, 2012 from the comparable period in 2011 primarily due to an increase in volumes being processed through our incinerators, landfills, treatment, storage and disposal facilities, and waste water treatment plants.

          Field Services revenues decreased 19.1%, or $38.9 million, in the nine months ended September 30, 2012 from the comparable period in 2011. Field Services performed emergency response work related to the Yellowstone River oil spill in Montana during the nine months ended September 30, 2011 which accounted for $41.5 million of our third party revenues.

          Industrial Services revenues increased 27.5%, or $94.6 million, in the nine months ended September 30, 2012 from the comparable period in 2011 primarily due to an increase in our lodging business ($78.1 million), growth in the oil sands region of Canada, and an increase in a broad array of our specialty services. These increases resulted partially from revenues associated with our acquisitions in 2012 and 2011, including Peak in June 2011.

          Oil and Gas Field Services revenues increased 35.5%, or $85.7 million, in the nine months ended September 30, 2012 from the comparable period in 2011 primarily due to fluids handling and surface rentals activity related to the acquisition of Peak in June 2011 ($41.3 million) and increased exploration activities partially from revenues associated with an acquisition in July 2011 ($43.1 million), offset partially by a reduction in the energy services business ($9.4 million).

          There are many factors which have impacted, and continue to impact, our revenues. These factors include, but are not limited to: the level of emergency response projects, the general conditions of the oil and gas industries, competitive industry pricing, and the effects of fuel prices on our fuel recovery fees.

Cost of Revenues

          Technical Services cost of revenues increased 8.2%, or $34.8 million, in the nine months ended September 30, 2012 from the comparable period in 2011 primarily due to increases in salary and labor expenses ($8.3 million), materials for reclaim costs ($6.0 million), outside disposal and rail costs ($5.8 million), chemicals and consumables expenses ($3.1 million), subcontractor fees ($1.8 million), vehicle and equipment repair costs ($1.5 million), changes in environmental estimate ($1.4 million) and outside transportation costs ($1.3 million), offset partially by a decrease in foreign exchange costs ($1.5 million).

          Field Services cost of revenues decreased 16.1%, or $24.8 million, in the nine months ended September 30, 2012 from the comparable period in 2011 primarily due primarily due decreased emergency response work. During the three months ended September 30, 2011 Field Services performed emergency response work to the Yellowstone River oil spill in Montana.

          Industrial Services cost of revenues increased 26.0%, or $63.4 million, in the nine months ended September 30, 2012 from the comparable period in 2011 primarily due to increased salary and labor expenses ($31.5 million), material and supplies expenses ($21.0 million), catering costs associated with the increased lodging services revenues ($4.8 million) and equipment rental fees ($4.8 million). These increases resulted partially from costs associated with recent acquisitions in 2012 and 2011, including Peak in June 2011.

          Oil and Gas Field Services cost of revenues increased 35.2%, or $62.8 million, in the nine months ended September 30, 2012 from the comparable period in 2011 primarily due to salary and labor expenses ($29.9 million), subcontractor fees ($8.5 million), travel costs ($5.0 million), vehicle expenses ($3.9 million), rent expense ($3.8 million), equipment repair expenses ($3.5 million) and equipment rental fees ($2.9 million), offset partially by decreases in foreign exchange costs ($3.7 million). These net increases resulted partially from costs associated with acquisitions in 2011.

          We believe that our ability to manage operating costs is important in our ability to remain price competitive. We continue to upgrade the quality and efficiency of our waste treatment services through the development of new technology and continued modifications and upgrades at our facilities, and implementation of strategic sourcing initiatives. We plan to continue to focus on achieving cost savings relating to purchased goods and services through a strategic sourcing initiative. No assurance can be given that our efforts to reduce future operating expenses will be successful.

Selling, General and Administrative Expenses

          Technical Services selling, general and administrative expenses increased 5.3%, or $2.8 million, in the nine months ended September 30, 2012 from the comparable period in 2011 primarily due to increased salaries expense offset partially by environmental changes in estimate.

          Field Services selling, general and administrative expenses increased 10.4%, or $1.9 million, in the nine months ended September 30, 2012 from the comparable period in 2011 primarily due to increased salaries expense.

          Industrial Services selling, general and administrative expenses increased 5.9%, or $1.4 million, in the nine months ended September 30, 2012 from the comparable period in 2011 primarily due to the 2012 acquisitions resulting in increased salaries expense.

          Oil and Gas Field Services selling, general and administrative expenses increased 44.3%, or $7.7 million, for the nine months ended September 30, 2012, from the comparable period in 2011. The increase was primarily due to the 2011 acquisitions resulting in increases in salaries, commissions and bonus expense, and travel expense.

          Corporate Items selling, general and administrative expenses increased 8.0%, or $5.3 million, for the nine months ended September 30, 2012, as compared to the same period in 2011 primarily due to increases in salaries ($3.8 million), travel costs related primarily to a national sales meeting held in April ($1.8 million), employee benefits ($1.5 million) and a year-over-year benefit in environmental changes in estimate ($0.7 million), offset by decreased incentive compensation ($2.9 million).

Depreciation and Amortization

	Nine Months Ended September 30,
	2012	2011
	(in thousands)
Depreciation of fixed assets	$92,346	$70,410
Landfill and other amortization	24,448	16,590

Total depreciation and amortization	$116,794	$87,000

          Depreciation and amortization increased 34.2%, or $29.8 million, in the first nine months of 2012 compared to the same period in 2011. Depreciation of fixed assets increased primarily due to acquisitions and other increased capital expenditures in recent periods. Landfill and other amortization increased primarily due to the increase in other intangibles resulting from recent acquisitions.

Interest Expense, Net

	Nine Months Ended September 30,
	2012	2011
	(in thousands)
Interest expense	$34,459	$28,747
Interest income	(623)	(700)

Interest expense, net	$33,836	$28,047

          Interest expense, net increased $5.8 million in the first nine months of 2012 compared to the same period in 2011. The increase in interest expense was primarily due to the issuance of $800.0 million senior unsecured notes offset by the redemption and repurchase of $520.0 million senior secured notes in July 2012. Although interest expense increased, the result of the transactions resulted in an additional amount of notes at a more favorable coupon rate.

Income Taxes

          Our effective tax rate for the nine months ended September 30, 2012 was 35.6%, compared to 34.7% for the same period in 2011. The increase in the effective tax rate for the nine months ended September 30, 2012 was primarily attributable to the recording of the solar tax credit during the second quarter of 2011.

          Income tax expense for the nine months ended September 30, 2012 decreased $9.8 million to $37.5 million from $47.3 million for the comparable period in 2011. The decreased tax expense for the nine months ended September 30, 2012 was primarily attributable to our $26.4 million loss on early extinguishment of debt related to our redemption and repurchase of $520.0 million senior secured notes in July 2012.

          A valuation allowance is required to be established when, based on an evaluation of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At September 30, 2012 and December 31, 2011, we had a remaining valuation allowance of $12.0 million and $11.5 million, respectively. The allowance as of September 30, 2012 consisted of $10.2 million of foreign tax credits, $1.3 million of state and federal net operating loss carryforwards and $0.5 million of foreign net operating loss carryforwards. The allowance as of December 31, 2011 consisted of $10.2 million of foreign tax credits, $1.1 million of state net operating loss carryforwards and $0.2 million of foreign net operating loss carryforwards.

          Management's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The liability for unrecognized tax benefits and related reserves as of September 30, 2012 and December 31, 2011, included accrued interest and penalties of $28.8 million and $26.8 million, respectively.

Year Ended December 31, 2011 versus Year Ended December 31, 2010

Revenues

          Technical Services revenues increased 16.0%, or $122.0 million, in the year ended December 31, 2011 from the comparable period in 2010 primarily due to changes in product mix and increases in pricing ($45.5 million), increases in volumes being processed through our treatment, storage and disposal facilities and waste water treatment plants ($16.8 million), the strengthening of the Canadian dollar ($4.9 million), an increase due to an acquisition in August 2011 and an increase in our base business. These increases were partially offset by reductions in volumes being processed through our solvent recycling facilities, incinerators and landfills ($3.2 million).

          Field Services revenues decreased 37.2%, or $154.5 million, in the year ended December 31, 2011 from the comparable period in 2010. Field Services performed emergency response work related to the Yellowstone River oil spill in Montana during the year ended December 31, 2011 and in the Gulf of Mexico and Michigan during the year ended December 31, 2010 which accounted for $43.6 million and $253.0 million, respectively, of our third party revenues. Excluding those oil spill project revenues, Field Services revenues increased for the year ended December 31, 2011 from the comparable period in 2010 primarily due to our large remedial project business ($6.9 million). The remaining increase related primarily to growth in our base business.

          Industrial Services revenues increased 29.7%, or $107.7 million, in the year ended December 31, 2011 from the comparable period in 2010 primarily due to an increase in our lodging business ($53.9 million), an increase in shutdown work performed at our refinery customers in Western Canada, the strengthening of the Canadian dollar ($10.8 million), and growth in the oil sands region of Canada. These increases resulted partially from revenues associated with recent acquisitions including Peak in June 2011.

          Oil and Gas Field Services revenues increased 91.6%, or $176.5 million, in the year ended December 31, 2011 from the comparable period in 2010 primarily due to fluids handling and surface rentals activity related to the acquisition of Peak in June 2011 ($78.9 million), increased exploration activities partially from revenues associated with an acquisition in July 2011 and from increased oil prices ($69.3 million), and an increase in the energy services business ($34.5 million), offset partially by intersegment expenses incurred.

          There are many factors which have impacted, and continue to impact, our revenues. These factors include, but are not limited to: the level of emergency response projects, the effects of unseasonable weather conditions in the first quarter, the general conditions of the oil and gas industries particularly in the Alberta oil sands and other parts of Western Canada, competitive industry pricing, and the effects of fuel prices on our fuel recovery fees.

Cost of Revenues

          Technical Services cost of revenues increased 13.4%, or $67.8 million, in the year ended December 31, 2011 from the comparable period in 2010 primarily due to increases in salary and labor expenses ($15.6 million), fuel costs ($11.5 million), vehicle expenses and equipment repairs ($6.9 million), outside disposal and rail expenses ($6.3 million), materials for reclaim costs ($6.7 million), outside transportation costs ($5.0 million), chemicals and consumables costs ($3.8 million), materials and supplies costs ($4.2 million), turnaround and downtime costs ($3.6 million), equipment rentals and leased equipment costs ($2.6 million), subcontractor, temporary and owner operator fees ($2.1 million), and the strengthening of the Canadian dollar ($3.1 million), offset partially by a reduction in insurance costs ($2.0 million) and a year-over-year increase in favorable changes in environmental liability estimates ($0.7 million).

          Field Services cost of revenues decreased 31.0%, or $88.1 million, in the year ended December 31, 2011 from the comparable period in 2010 primarily due to decreased subcontractor fees, materials and supplies costs, equipment rental costs, fuel costs, travel and other costs associated with our large event business ($119.0 million). This decrease resulted largely from the level of work performed on the Yellowstone oil spill project during the year ended December 31, 2011 being significantly less than that of the oil spill project business in the Gulf of Mexico and Michigan that occurred during the comparable period of 2010. Excluding those oil spill project costs, Field Services cost of revenues increased $29.6 million for the year ended December 31, 2011 from the comparable period in 2010 primarily due to increases in materials for reclaim or resale ($4.1 million), labor and related expenses ($4.6 million), outside disposal costs ($3.8 million), materials and supplies costs ($2.9 million), equipment rental fees ($3.3 million), fuel costs ($2.1 million), subcontractor fees ($2.6 million), outside transportation costs ($2.1 million), travel costs ($1.8 million) and vehicle expenses ($0.8 million), offset partially by a reduction in chemicals and consumables costs ($1.2 million).

          Industrial Services cost of revenues increased 28.1%, or $73.5 million, in the year ended December 31, 2011 from the comparable period in 2010 primarily due to salary and labor expenses ($41.4 million), material and supplies expenses ($9.8 million), catering costs associated with the increased lodging services revenues ($8.4 million), vehicle expenses ($7.7 million), equipment rental fees ($5.3 million), fuel costs ($5.2 million), subcontractor fees ($4.8 million), travel costs related to shutdown activity ($3.3 million), chemicals and consumables costs ($1.6 million), utilities costs ($1.4 million), insurance costs ($1.6 million), rent expense ($0.9 million), royalty fees ($1.2 million), and telephone costs ($0.8 million), and the strengthening of the Canadian dollar ($7.7 million), offset partially by decreases in lease operator expense due to buyout of leases ($23.7 million) and leased equipment costs ($2.0 million). These increases resulted partially from costs associated with recent acquisitions including Peak in June 2011.

          Oil and Gas Field Services cost of revenues increased 73.4%, or $112.8 million, in the year ended December 31, 2011 from the comparable period in 2010 primarily due to increases in salary and labor expenses ($50.3 million), fuel costs ($9.7 million), vehicle expenses ($9.2 million), subcontractor fees ($9.5 million), materials and supplies costs ($6.9 million), travel costs ($6.7 million), equipment repair expenses ($5.2 million), rent expense ($4.6 million), equipment rental fees ($4.0 million), temporary fees ($2.8 million), insurance costs ($1.2 million), and chemicals and consumables costs ($0.7 million), and the strengthening of the Canadian dollar ($6.3 million), offset partially by decreases in lease operator expense due to buyout of leases ($2.6 million) and leased equipment costs ($1.0 million). These increases resulted partially from costs associated with recent acquisitions including Peak in June 2011.

          Corporate Items cost of revenues increased $3.2 million for the year ended December 31, 2011, as compared to the comparable period in 2010 primarily due to increased health insurance related costs ($1.1 million), salary and labor expenses ($1.0 million), fuel and vehicle expenses ($0.7 million) and travel costs ($0.4 million), offset partially by a reduction in insurance costs ($1.5 million).

          We believe that our ability to manage operating costs is important in our ability to remain price competitive. We continue to upgrade the quality and efficiency of our waste treatment services through the development of new technology and continued modifications and upgrades at our facilities, and implementation of strategic sourcing initiatives. We plan to continue to focus on achieving cost savings relating to purchased goods and services through a strategic sourcing initiative. No assurance can be given that our efforts to reduce future operating expenses will be successful.

Selling, General and Administrative Expenses

          Technical Services selling, general and administrative expenses increased 13.4%, or $9.1 million, in the year ended December 31, 2011 from the comparable period in 2010 primarily due to an unfavorable change in environmental liability estimates in 2011 compared to a favorable change in environmental liability estimates in 2010 and from increased salaries, commissions and bonuses.

          Field Services selling, general and administrative expenses decreased 7.4%, or $2.0 million, in the year ended December 31, 2011 from the comparable period in 2010 primarily due to a decrease in commissions and bonus expense.

          Industrial Services selling, general and administrative expenses increased 30.5%, or $7.2 million, in the year ended December 31, 2011 from the comparable period in 2010 primarily due to the recent acquisitions resulting in increases in salaries, commissions and bonus expense, professional fees and travel costs.

          Oil and Gas Field Services selling, general and administrative expenses increased 225.5%, or $18.2 million, in the year ended December 31, 2011 from the comparable period in 2010 primarily due to the recent acquisitions resulting in increases in salaries, commissions and bonus expense, professional fees, travel costs, and due to the recovery in 2010 of $2.2 million of pre-acquisition receivables for which an allowance was previously recorded.

          Corporate Items selling, general and administrative expenses increased 20.0%, or $15.8 million, for the year ended December 31, 2011, as compared to the same period in 2010 primarily due to increases in salaries and bonuses ($5.2 million), professional fees primarily related to acquisition costs ($4.4 million), stock-based compensation ($1.3 million), health insurance related costs ($1.2 million), employer contribution costs related to U.S. and Canadian retirement savings plans ($1.2 million), rent expense ($1.1 million), year-over-year severance costs ($0.9 million), computer expenses ($0.5 million), and travel costs ($0.4 million), offset partially by a reduction in marketing and branding costs ($1.8 million).

Depreciation and Amortization

	Year Ended December 31,
	2011	2010
	(in thousands)
Depreciation of fixed assets	$99,860	$72,917
Landfill and other amortization	22,803	19,556

Total depreciation and amortization	$122,663	$92,473

          Depreciation and amortization increased 32.6%, or $30.2 million, for the year ended December 31, 2011 compared to the comparable period in 2010. Depreciation of fixed assets increased primarily due to acquisitions and other increased capital expenditures in recent periods. Landfill and other amortization increased primarily due to the increase in other intangibles resulting from recent acquisitions.

Other Income

          Other income increased $3.6 million during the year ended December 31, 2011 compared to the comparable period in 2010, Other income in the year ended December 31, 2011 included compensation of $3.4 million received from the Santa Clara Valley Transit Authority for the release by eminent domain of certain rail rights in connection with our hazardous waste facility located in San Jose, California, as well as a $1.9 million gain on remeasurement of marketable securities as a result of the Peak acquisition. We remeasured our previously held common shares in Peak at their fair value and recognized the resulting gain in other income. Other income in the year ended December 31, 2010 included a gain on sale of certain other marketable securities of $2.4 million.

Interest Expense, Net

	Year Ended December 31,
	2011	2010
	(in thousands)
Interest expense	$40,187	$28,810
Interest income	(798)	(874)

Interest expense, net	$39,389	$27,936

          Interest expense, net increased 41.0%, or $11.5 million, for the year ended December 31, 2011 compared to the comparable period in 2010. The increase in interest expense was primarily due to the issuance of $250.0 million in senior secured notes in March 2011 and the amendment of our revolving credit facility in May 2011.

Year Ended December 31, 2010 versus Year Ended December 31, 2009

Revenues

          Technical Services revenues increased 7.0%, or $49.9 million, in the year ended December 31, 2010 from the comparable period in 2009 primarily due to increases in volumes being processed through all but our solvent recycling facilities ($30.9 million), an increase due to the integration of portions of the Eveready business into the Technical Services segment ($5.5 million), and the strengthening of the Canadian dollar ($11.6 million). These increases were partially offset by reductions due to changes in product mix and reductions in pricing ($24.8 million) and a reduction in volumes being processed through our solvent recycling facilities ($0.6 million). The remaining increase related primarily to growth in our base business.

          Field Services revenues increased 186.9%, or $270.2 million, in the year ended December 31, 2010 from the comparable period in 2009. Field Services participated in oil spill response efforts in both the Gulf of Mexico and Michigan during the year ended December 31, 2010 which accounted for $253.0 million of our third party revenues. Excluding those oil spill projects, Field Services revenues also increased for the year ended December 31, 2010 from the comparable period in 2009 primarily due to recording 12 full months of revenues, compared to five months of revenues in the prior year, for Field Service business that was formerly Eveready ($3.8 million), increases in large remedial project business ($4.3 million), and the strengthening of the Canadian dollar ($1.0 million).

          Industrial Services revenues increased 145.6%, or $214.8 million, in the year ended December 31, 2010 from the comparable period in 2009 primarily due to 12 full months of revenues, compared to five months of revenues in the year ended December 31, 2009 as the Eveready acquisition was consummated on July 31, 2009. Additionally, revenues in this segment increased primarily due to activity in the oil sands region of Northern Alberta and high utilization rates at our camps in our lodging business, as well as the strengthening of the Canadian dollar ($3.4 million).

          Oil and Gas Field Services revenues increased 173.6%, or $122.3 million, in the year ended December 31, 2010 from the comparable period in 2009 primarily due to 12 full months of revenues compared, to five months of revenues in the year ended December 31, 2009 as the Eveready acquisition was consummated on July 31, 2009. Additionally, revenues in this segment increased due primarily to increased refinery turnaround work, as well as the strengthening of the Canadian dollar ($2.5 million).

          There are many factors which have impacted, and continue to impact, our revenues. These factors include, but are not limited to: the level of emergency response projects, the effects of unseasonable weather conditions in the first quarter, the general conditions of the oil and gas industries particularly in the Alberta oil sands and other parts of Western Canada, competitive industry pricing, and the effects of fuel prices on our fuel recovery fees.

Cost of Revenues

          Technical Services cost of revenues increased 9.3%, or $42.9 million, in the year ended December 31, 2010 from the comparable period in 2009 primarily due to increases in salary and labor expenses ($13.4 million), outside transportation costs ($4.8 million), vehicle expenses and equipment repairs ($4.1 million), materials and supplies expenses ($3.8 million), materials for reclaim costs ($3.7 million), fuel expense ($5.6 million), utilities costs ($1.8 million), chemical and consumables expense ($1.4 million), equipment rentals and leased equipment ($0.6 million), year-over-year unfavorable changes in environmental liability estimates ($0.9 million), and the strengthening of the Canadian dollar ($6.2 million).

          Field Services cost of revenues increased 153.5%, or $172.2 million, in the year ended December 31, 2010 from the comparable period in 2009 primarily due to increased subcontractor fees, materials and supplies costs, equipment rental costs and travel and other costs associated with the oil spill project business in the Gulf of Mexico and Michigan of $149.1 million, or 47.7% of total Field Services cost of revenues. Excluding those oil spill projects, Field Services cost of revenues increased $25.2 million, or 18.2%, for the year ended December 31, 2010 from the comparable period in 2009 primarily due to increases in labor and related expenses ($6.9 million), materials for reclaim or resale ($4.3 million), subcontractor costs ($2.5 million), equipment rental ($2.2 million), materials and supplies costs ($1.7 million), fuel costs ($1.4 million), travel costs ($1.0 million), chemicals and consumables expense ($0.4 million) and equipment repairs ($0.6 million), and the strengthening of the Canadian dollar ($0.9 million).

          Industrial Services cost of revenues increased 136.1%, or $151.0 million, in the year ended December 31, 2010 from the comparable period in 2009 primarily due to a full year of operations of Eveready, which we acquired in July 2009. Costs in this segment increased in proportion to revenues primarily related to increased catering costs associated with the increased lodging services revenues, higher subcontractor fees, equipment rental costs, materials and supplies, labor, fuel and travel costs related to the shutdown activity, and the strengthening of the Canadian dollar ($2.5 million).

          Oil and Gas Field Services cost of revenues increased 141.8%, or $90.2 million, in the year ended December 31, 2010 from the comparable period in 2009 primarily due to a full year of operations of Eveready, which we acquired in July 2009. Additionally, costs in this segment increased due to increased fuel prices and travel costs, as well as the strengthening of the Canadian dollar ($2.2 million).

          Corporate Items cost of revenues increased $1.0 million for the year ended December 31, 2010, as compared to the comparable period in 2009 primarily due to increased labor costs ($2.5 million), insurance costs ($1.4 million) and fuel, building repairs and other costs ($0.2 million), offset by a reduction in health insurance related costs ($3.1 million).

          We believe that our ability to manage operating costs is important in our ability to remain price competitive. We continue to upgrade the quality and efficiency of our waste treatment services through the development of new technology and continued modifications and upgrades at our facilities, and implementation of strategic sourcing initiatives. We plan to continue to focus on achieving cost savings relating to purchased goods and services through a strategic sourcing initiative. No assurance can be given that our efforts to reduce future operating expenses will be successful.

Selling, General and Administrative Expenses

          Technical Services selling, general and administrative expenses increased 3.8%, or $2.5 million, in the year ended December 31, 2010 from the comparable period in 2009 primarily due to increased salaries, commissions and bonuses offset partially by year-over-year favorable changes in environmental liability estimates.

          Field Services selling, general and administrative expenses increased 24.2%, or $5.2 million, in the year ended December 31, 2010 from the comparable period in 2009 primarily due to an increase in commissions and bonus expense.

          Industrial Services selling, general and administrative expenses increased 109.1%, or $12.4 million, in the year ended December 31, 2010 from the comparable period in 2009 primarily due to a full year of operations of Eveready, which we acquired in July 2009.

          Oil and Gas Field Services selling, general and administrative expenses increased 48.5%, or $2.6 million, in the year ended December 31, 2010 from the comparable period in 2009 primarily due to a full year of operations of Eveready, which we acquired in July 2009, offset partially by the recovery of $2.2 million of pre-acquisition receivables for which an allowance was previously recorded.

          Corporate Items selling, general and administrative expenses increased 33.7%, or $20.0 million, for the year ended December 31, 2010, as compared to the same period in 2009 primarily due to increases in salaries, payroll taxes and bonuses ($13.1 million), stock-based compensation costs primarily related to the recording of the expense for 2009 and 2010 performance awards ($5.9 million), employer contribution costs related to U.S. and Canadian retirement savings plans ($3.2 million), marketing and branding costs ($1.8 million), rent, taxes and other costs ($0.6 million), year-over-year severance costs ($0.6 million), recruiting costs ($0.6 million), and computer expenses ($0.5 million), offset partially by a reduction in professional fees primarily related to incurring acquisition costs in 2009 associated with the Eveready acquisition ($5.3 million), and year-over-year favorable changes in environmental liability estimates ($1.0 million).

	Year Ended December 31,
	2010	2009
	(in thousands)
Depreciation of fixed assets	$72,917	$50,428
Landfill and other amortization	19,556	14,470

Total depreciation and amortization	$92,473	$64,898

          Depreciation and amortization increased 42.5%, or $27.6 million, for the year ended December 31, 2010 compared to the comparable period in 2009. Depreciation of fixed assets increased primarily due to the acquisitions of Eveready in July 2009 and Sturgeon in April 2010 and other increased capital expenditures in recent periods. Landfill and other amortization increased primarily due to the increase in other intangibles resulting from the acquisition of Eveready as well as an increase in landfill volumes.

Other Income

          Other income increased $2.5 million during the year ended December 31, 2010 compared to the comparable period in 2009, primarily due to a $3.2 million gain on sale of certain marketable securities.

Interest Expense, Net

	Year Ended December 31,
	2010	2009
	(in thousands)
Interest expense	$28,810	$16,824
Interest income	(874)	(825)

Interest expense, net	$27,936	$15,999

          Interest expense, net increased 74.6%, or $11.9 million, for the year ended December 31, 2010 compared to the comparable period in 2009. The increase in interest expense was primarily due to the issuance of $300.0 million in senior secured notes in August 2009 and the refinancing of our revolving credit facility.

Income Taxes

          Our effective tax rate for fiscal years 2011, 2010 and 2009 was 31%, 31% and 42%, respectively. Our effective tax rate is affected by recurring items, such as tax rates in Canada and the relative amount of income we earn in Canada, which has increased due to our Canadian acquisitions. In addition, the interest and penalties accrual for uncertain tax positions has a material impact on our effective rate. The rate is also affected by discrete items that may occur in any given year, but are not consistent from year to year. In addition to state income taxes, the following items had the most significant impact on the change in our U.S. federal income tax rate:

2011

  •
  A $6.0 million (3.2%) reduction (net of benefit) resulting from the release of interest and penalties related to Canadian and U.S. tax reserves for which the statutes of limitation periods have expired.

  •
  A $10.2 million (5.5%) reduction resulting from rate differences between Canada and the U.S.

  •
  A $2.2 million (1.2%) increase resulting from the annual calculation of accrued interest and penalties for uncertain tax positions.

  •
  A $2.2 million (1.2%) reduction resulting from a federal solar tax credit.

  •
  A $1.1 million (0.6%) reduction resulting from the partial release of a valuation allowance on our foreign tax credits.

2010

  •
  A $14.3 million (7.6%) reduction (net of benefit) resulting from the release of interest and penalties related to Canadian and U.S. tax reserves for which the statutes of limitation periods have expired.

  •
  A $6.8 million (3.6%) reduction resulting from rate differences between Canada and the U.S.

  •
  A $2.6 million (1.4%) increase resulting from the annual calculation of accrued interest and penalties for uncertain tax positions.

  •
  A $2.1 million (1.1%) increase resulting from net Canadian withholding tax expense on interest payments.

2009

  •
  A $4.2 million (6.6%) reduction resulting from rate differences between Canada and the U.S.

  •
  A $3.5 million (5.5%) increase resulting from the annual calculation of accrued interest and penalties for uncertain tax positions.

  •
  A $1.9 million (3.0%) increase resulting from non-deductible transaction costs relating to the 2009 acquisitions.

          Income tax expense (including taxes on income from discontinued operations) for the year ended December 31, 2011 decreased $0.4 million to $57.4 million from $57.8 million for the comparable period in 2010. The income tax expense (including taxes on income from discontinued operations) for the year ended December 31, 2010 increased $31.0 million to $57.8 million from $26.8 million for the comparable period in 2009 primarily due to increased revenue and earnings offset by a decrease in unrecognized tax benefits of $15.0 million.

          A valuation allowance is required to be established when, based on an evaluation of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2011 and December 31, 2010, we had a remaining valuation allowance of $11.5 million and $12.9 million, respectively. The allowance as of December 31, 2011 consisted of $10.2 million of foreign tax credits, $1.1 million of state net operating loss carryforwards and $0.2 million of foreign net operating loss carryforwards. The allowance as of December 31, 2010 consisted of $11.3 million of foreign tax credits, $1.4 million of state net operating loss carryforwards and $0.2 million of foreign net operating loss carryforwards. The decrease in the valuation allowance was due to the partial release of a valuation allowance on foreign tax credits.

          Our management's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The liability for unrecognized tax benefits as of December 31, 2011 and 2010 included accrued interest and penalties of $26.8 million and $26.2 million, respectively. Tax expense for the years ended December 31, 2011, 2010, and 2009 included interest and penalties, net of federal benefit, of $3.4 million, $2.9 million and $3.5 million, respectively.

Liquidity and Capital Resources

Cash and Cash Equivalents

          At September 30, 2012, our cash and cash equivalents totaled $523.6 million, compared to $260.7 million at December 31, 2011. The $262.9 million increase primarily related to cash flow from operations and the issuance of $800.0 million of 5.25% senior unsecured notes due 2020, partially offset by the redemption and repurchase of the $520.0 million of our 7.625% senior secured notes which were previously outstanding, the payment in March 2012 for bonuses and commissions earned throughout 2011 and acquisition payments.

          We intend to use our existing cash and cash equivalents, marketable securities and cash flow from operations to provide for our working capital needs, to fund capital expenditures and for potential acquisitions. We anticipate that our cash flow provided by operating activities will provide the necessary funds on a short- and long-term basis to meet operating cash requirements.

          At September 30, 2012, of our total cash and cash equivalents of $523.6 million, the cash and cash equivalents held by foreign subsidiaries totaled $82.0 million and were readily convertible into other foreign currencies including U.S. dollars. At September 30, 2012, the cash and cash equivalent balances for our U.S. operations were $441.6 million. Our U.S. operations had net operating cash from operations of $48.6 million for the nine months ended September 30, 2012. Additionally, we have available a $250.0 million revolving credit facility of which $163.4 million was available to borrow at September 30, 2012. Based on the above and on our current plans, we believe that our U.S. operations have adequate financial resources to satisfy their liquidity needs without being required to repatriate earnings from foreign subsidiaries. Accordingly, although repatriation to the U.S. of foreign earnings would generally be subject to U.S. income taxation, net of any available foreign tax credits, we have not recorded any deferred tax liability related to such repatriation since we intend to permanently reinvest foreign earnings outside the U.S.

          We had accrued environmental liabilities as of September 30, 2012 of approximately $167.2 million, substantially all of which we assumed in connection with our acquisitions of the CSD assets in September 2002, Teris LLC in 2006, and one of the two solvent recycling facilities we purchased from Safety-Kleen Systems, Inc. in 2008. We anticipate our environmental liabilities will be payable over many years and that cash flow from operations will generally be sufficient to fund the payment of such liabilities when required. However, events not anticipated (such as future changes in environmental laws and regulations) could require that such payments be made earlier or in greater amounts than currently anticipated, which could adversely affect our results of operations, cash flow and financial condition.

          We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. Our primary ongoing cash requirements will be to fund operations, capital expenditures, interest payments and investments in line with our business strategy. We believe our future operating cash flows will be sufficient to meet our future operating and investing cash needs. Furthermore, the existing cash balances and the availability of additional borrowings under our revolving credit facility provide additional potential sources of liquidity should they be required.

  Cash Flows for the Nine Months Ended September 30, 2012

          Cash from operating activities in the first nine months of 2012 was $232.7 million, an increase of 53.8%, or $81.4 million, compared with cash from operating activities in the first nine months of 2011. The change was primarily the result of increased depreciation and amortization primarily due to acquisitions and other increased capital expenditures in recent periods and a net increase in working capital items.

          Cash used for investing activities in the first nine months of 2012 was $226.4 million, a decrease of 49.2% or $219.2 million, compared with cash used for investing activities in the first nine months of 2011. The change was due primarily from lower year-over-year costs associated with acquisitions offset partially by increases in additions to property, plant and equipment.

          Cash used for financing activities in the first nine months of 2012 was $256.1 million, compared with cash from financing activities of $247.9 million in the first nine months of 2011. The change was primarily the result of the issuance of $800.0 million principal amount of 5.25% senior unsecured notes due 2020 during the third quarter of 2012 and the redemption and repurchase during such third quarter of $520.0 million of our previously outstanding 7.625% senior secured notes due 2016.

  Cash Flows for the Year Ended December 31, 2011

          Cash from operating activities for the year ended December 31, 2011 was $179.5 million, a decrease of 19.9% or $44.6 million, compared with cash from operating activities for the year ended

December 31, 2010. The change was primarily the result of a net increase in working capital items, offset partially by increases in depreciation and amortization expense and deferred income taxes.

          Cash used for investing activities for the year ended December 31, 2011 was $480.2 million, an increase of 282.0% or $354.5 million, compared with cash used for investing activities for the year ended December 31, 2010. The increase was due primarily from higher year-over-year costs associated with acquisitions and additions to property, plant and equipment.

          Cash from financing activities for the year ended December 31, 2011 was $258.7 million, compared to cash used for financing activities of $32.2 million for the year ended December 31, 2010. The change was primarily the result of the issuance of $250.0 million aggregate principal amount of 7.625% senior secured notes on March 24, 2011 and redemption of debt in the third quarter of 2010.

  Cash Flows for the Year Ended December 31, 2010

          Cash from operating activities for the year ended December 31, 2010 was $224.1 million, an increase of 140.3% or $130.8 million, compared with cash from operating activities for the year ended December 31, 2009. The change was primarily related to the activity from the two oil spill projects in the Gulf of Mexico and Michigan which resulted in an increase in income from operations and an increase in accounts payable offset partially by a net increase in accounts receivable.

          Cash used for investing activities for the year ended December 31, 2010 was $125.7 million, an increase of 6.2% or $7.3 million, compared with cash used for investing activities for the year ended December 31, 2009. The increase resulted primarily from increased additions to property, plant and equipment, offset partially by lower year-over-year costs associated with acquisitions as well as proceeds related to the divestitures of the Pembina Area Landfill and the mobile industrial health business.

          Cash used for financing activities for the year ended December 31, 2010 was $32.2 million, compared to cash from financing activities of $3.6 million for the year ended December 31, 2009. The change was primarily the result of (i) net proceeds of $292.1 million from the August 2009 issuance of senior secured notes, offset by the payment on debt acquired related to the 2009 acquisitions of EnviroSORT Inc. and Eveready and (ii) the difference between the redemption of debt amounts between years.

Financing Arrangements

          The financing arrangements and principal terms of the $520.0 million principal amount of our 7.625% senior secured notes due 2016 (the "7.625% notes") which were outstanding at June 30, 2012 and our $250.0 million revolving credit facility are discussed further in Note 9, "Financing Arrangements", to our consolidated financial statements for the three years ended December 31, 2011 incorporated by reference in this prospectus supplement.

          On July 13, 2012, we redeemed $30.0 million principal amount of the $520.0 million principal amount of our 7.625% notes which were outstanding on June 30, 2012 in accordance with the terms of the 7.625% notes. On July 16, 2012, we commenced a tender offer to purchase any and all of the $490.0 million principal amount of the then outstanding 7.625% notes which remained outstanding following such partial redemption. On July 30, 2012, we purchased the $339.1 million principal amount of the 7.625% notes which had been tendered by July 27, 2012, and called for redemption on August 15, 2012 the $150.9 million principal amount of the 7.625% notes which had not been tendered. We financed that purchase and call for redemption of the 7.625% notes through a private placement of $800.0 million principal amount of 5.25% senior unsecured notes due 2020

(the "5.25% notes") which we also completed on July 30, 2012. For further detail, see Note 9, "Financing Arrangements", to our consolidated financial statements for the nine months ended September 30, 2012 incorporated by reference in this prospectus supplement.

          As of September 30, 2012, we were in compliance with the covenants of all of our debt agreements, and we believe it is reasonably likely that we will continue to meet such covenants.

Liquidity Impact of Uncertain Tax Positions

          As discussed in Note 10, "Income Taxes", to our financial statements for the nine months ended September 30, 2012, we have recorded as of September 30, 2012, $36.2 million of unrecognized tax benefits, and $28.8 million of potential interest and penalties. These liabilities are classified as "unrecognized tax benefits and other long-term liabilities" in our consolidated balance sheets. We are not able to reasonably estimate when we would make any cash payments to settle these liabilities. However, we believe no material cash payments will be required in the next 12 months.

Contractual Obligations

          The following table has been included to assist the reader in analyzing our debt and similar obligations as of December 31, 2011 and our ability to meet such obligations (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Closure, post-closure and remedial liabilities	$426,992	$15,415	$34,549	$31,703	$345,325
Pension funding(1)	3,460	283	575	669	1,933
Long-term debt(2)	520,000	—	—	520,000	—
Interest on long-term obligations(3)	198,834	39,916	79,568	79,350	—
Capital leases	15,915	9,049	6,491	375	—
Operating leases	127,608	29,123	41,959	25,290	31,236

Total contractual obligations	$1,292,809	$93,786	$163,142	$657,387	$378,494

(1)
Benefit payments represent amounts to be paid from pension plan assets.

(2)
During the third quarter of 2012, we redeemed and repurchased the $520.0 million principal amount of our 7.625% notes. We financed the redemption and repurchase through a private placement of $800.0 million principal amount of 5.25% senior unsecured notes due 2020 which was completed on July 30, 2012.

(3)
Commencing in 2013, we will begin remitting interest payments in the amount of $21.0 million each related to the $800.0 million senior unsecured notes payable semi-annually on August 1 and February 1 of each year.

          As we are not able to reasonably estimate when we will make any cash payments to settle uncertain tax position liabilities as described above under "Liquidity Impact of Uncertain Tax Positions", such amounts have not been included in the table above.

          The undiscounted value of closure, post closure and remedial liabilities of $427.0 million as of December 31, 2011 is equivalent to the present value of $170.2 million based on discounting of $169.4 million and the remainder of $87.4 million to be accrued for closure and post-closure liabilities over the remaining site lives.

          The following table has been included to assist the reader in understanding other contractual obligations we had as of December 31, 2011 and our ability to meet these obligations (in thousands):

	Payments Due by Period
Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Standby letters of credit	$82,600	$82,600	$—	$—	$—

          We obtained substantially all of the standby letters of credit described in the above table as security for financial assurances which we have been required to provide to regulatory bodies for our hazardous waste facilities and which would be called only in the event that we fail to satisfy closure, post-closure and other obligations under the permits issued by those regulatory bodies for such licensed facilities. See Note 9, "Financing Arrangements", to our consolidated financial statements for the three years ended December 31, 2011 for further discussion of our financing arrangements.

  Off-Balance Sheet Arrangements

          Except for our obligations under operating leases and letters of credit described above under "Contractual Obligations" and performance obligations incurred in the ordinary course of business, we are not party to any off-balance sheet arrangements involving guarantee, contingency or similar obligations to entities whose financial statements are not consolidated with our results and that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that would be material to investors in our securities.

  Capital Expenditures

          We anticipate that 2012 capital spending will be approximately $180.0 million, of which approximately $2.0 million will relate to complying with environmental regulations. However, changes in environmental regulations could require us to make significant capital expenditures for our facilities and adversely affect our results of operations and cash flow.

  Auction Rate Securities

          As of September 30, 2012, our long-term investments included $4.3 million of available for sale auction rate securities. With the liquidity issues experienced in global credit and capital markets, these auction rate securities have experienced multiple failed auctions and as a result are currently not liquid. The auction rate securities are secured by student loans substantially insured by the Federal Family Education Loan Program, maintain the highest credit rating of AAA, and continue to pay interest according to their stated terms with interest rates resetting generally every 28 days.

          We believe we have sufficient liquidity to fund operations and do not plan to sell our auction rate securities in the foreseeable future. During 2011, we liquidated $1.0 million of auction rate securities at par. In the unlikely event that we need to access the funds that are in an illiquid state, we may not be able to do so without a possible loss of principal until a future auction for these investments is successful, another secondary market evolves for these securities, they are redeemed by the issuer, or they mature. If we were unable to sell these securities in the market or they were not redeemed, we could be required to hold them to maturity. These securities are currently reflected at their fair value utilizing a discounted cash flow analysis or significant other unobservable inputs. As of September 30, 2012, we have recorded an unrealized pre-tax loss of $0.4 million, which we assess as temporary. We will continue to monitor and evaluate these investments on an ongoing basis for other than temporary impairment and record a charge to earnings if and when appropriate.

Stockholder Matters

          During the nine months ended September 30, 2012, the Compensation Committee of our Board of Directors granted a total of 70,571 performance stock awards that are subject to achieving three performance goals including predetermined revenue, EBITDA and total reportable incident rate targets for a specified period of time as well as service conditions. As of September 30, 2012, based on year-to-date results of operations, management has not determined that it is probable that the performance targets for the 2012 performance awards will be achieved by December 31, 2013. As a result, the Company recognized no expense during the nine months ended September 30, 2012 related to the 2012 performance stock awards.

          During the year ended December 31, 2011, the Compensation Committee of our Board of Directors granted a total of 73,499 performance stock awards that are subject to achieving predetermined revenue and EBITDA margin goals by December 31, 2012 and also include continued service conditions. As of December 31, 2011, based on the year-to-date results of operations, management determined that the performance targets for the 2011 performance awards had been achieved and recognized cumulative expense during the year ended December 31, 2011 through sales, general and administrative expenses.

          During the year ended December 31, 2010, the Compensation Committee of our Board of Directors granted a total of 176,842 performance stock awards that are subject to achieving predetermined revenue and EBITDA margin goals by December 31, 2011 and also include continued service conditions. As of December 31, 2010, based on the year-to-date results of operations, management determined that the performance targets for the 2010 performance awards had been achieved and recognized cumulative expense during the year ended December 31, 2010 through sales, general and administrative expenses.

Qualitative and Quantitative Disclosure About Market Risk

          In the normal course of business, we are exposed to market risks, including changes in interest rates, certain commodity prices, and certain foreign currency rates, primarily the Canadian dollar. Our philosophy in managing interest rate risk is to borrow at fixed rates for longer time horizons to finance non-current assets and to borrow (to the extent, if any, required) at variable rates for working capital and other short-term needs. We therefore have not entered into derivative or hedging transactions, nor have we entered into transactions to finance off-balance sheet debt. The following table provides information regarding our fixed rate borrowings at September 30, 2012 (in thousands):

Scheduled Maturity Dates	Three Months Remaining 2012	2013	2014	2015	2016	Thereafter	Total
Senior unsecured notes due 2020	$—	$—	$—	$—	$—	$800,000	$800,000
Capital lease obligations	2,518	4,239	2,305	352	—	—	9,414

	$2,518	$4,239	$2,305	$352	—	$800,000	$809,414

Weighted average interest rate on fixed rate borrowings	5.3%	5.3%	5.3%	5.3%	5.3%	5.3%

          In addition to the fixed rate borrowings described in the above table, we had at September 30, 2012 variable rate instruments that included a revolving credit facility with maximum borrowings of up to $250.0 million (with a $215.0 million sub-limit for letters of credit). Commencing in 2013, we will begin remitting interest payments in the amount of $21.0 million each related to the $800.0 million senior unsecured notes payable semi-annually on August 1 and February 1 of each year.

          We view our investment in our foreign subsidiaries as long-term; thus, we have not entered into any hedging transactions between any two foreign currencies or between any of the foreign currencies and the U.S. dollar. During 2012, the Canadian subsidiaries transacted approximately 2.4% of their business in U.S. dollars and at any period end have cash on deposit in U.S. dollars and outstanding U.S. dollar accounts receivable related to these transactions. These cash and receivable accounts are vulnerable to foreign currency translation gains or losses. Exchange rate movements also affect the translation of Canadian generated profits and losses into U.S. dollars. Had the Canadian dollar been 10.0% stronger or weaker against the U.S. dollar, we would have reported increased or decreased net income of $2.3 million and $1.0 million for the nine months ended September 30, 2012 and 2011, respectively.

          At September 30, 2012, $4.3 million of our noncurrent investments were auction rate securities. While we are uncertain as to when the liquidity issues relating to these investments will improve, we believe these issues will not materially impact our ability to fund our working capital needs, capital expenditures, or other business requirements.

          We are subject to minimal market risk arising from purchases of commodities since no significant amount of commodities are used in the treatment of hazardous waste or providing energy and industrial services.

 DESCRIPTION OF OUTSTANDING INDEBTEDNESS

Revolving Credit Facility

          We have a revolving credit facility under which Bank of America, N.A. ("BofA") is the administrative and collateral agent (the "Agent") for the lenders and the issuing bank for letters of credit issued under the facility. Under the facility, as amended and restated effective May 31, 2011, Clean Harbors, Inc. (the "Company") has the right to borrow and obtain letters of credit for a combined maximum of up to $150.0 million (with a sub-limit of $140.0 million for letters of credit) and one of the Company's Canadian subsidiaries (the "Canadian Borrower") has the right to obtain up to $100.0 million of revolving loans and letters of credit (with a $75.0 million sub-limit for letters of credit). Availability under the U.S. line is subject to a borrowing base comprised of 85% of the eligible accounts receivable of the Company and its U.S. subsidiaries plus 100% of cash deposited in a controlled account with the Agent, and availability under the Canadian line is subject to a borrowing base comprised of 85% of the eligible accounts receivable of the Canadian Borrower and the Company's other Canadian subsidiaries plus 100% of cash deposited in a controlled account with the Agent's Canadian affiliate. The facility will expire on May 31, 2016.

          Borrowings under the revolving credit facility will bear interest at a rate of, at the Company's option, either (i) LIBOR plus an applicable margin ranging from 1.75% to 2.25% per annum based primarily on the level of the Company's consolidated fixed charge coverage ratio for the most recently completed four fiscal quarter measurement period or (ii) BofA's base rate plus an applicable margin ranging from 0.75% to 1.25% per annum based primarily on such consolidated fixed charge coverage ratio. There is also an unused line fee, calculated on the then unused portion of the lenders' $250.0 million maximum commitments, ranging from 0.375% to 0.50% per annum of the unused commitment. For outstanding letters of credit, the Company pays to the lenders a fee equal to the then applicable LIBOR margin described above, and to the issuing banks a standard fronting fee and customary fees and charges in connection with all amendments, extensions, draws and other actions with respect to letters of credit.

          The Company's obligations under the revolving credit facility (including revolving loans and reimbursement obligations for outstanding letters of credit) are guaranteed by substantially all of the Company's U.S. subsidiaries and secured by a lien on substantially all of the Company's and its U.S. subsidiaries' assets. The Canadian Borrower's obligations under the facility are guaranteed by substantially all of the Company's other Canadian subsidiaries and secured by a lien on the accounts receivable of the Canadian Borrower and the other Canadian subsidiaries. The Company and its U.S. subsidiaries guarantee the obligations of the Canadian Borrower under the facility, but the Canadian Borrower and the other Canadian subsidiaries do not guarantee and are not otherwise responsible for the obligations of the Company and its U.S. subsidiaries.

          Under the revolving credit facility, the Agent would have the right to exercise dominion over the Company's and its subsidiaries' cash (to the extent such cash represents the proceeds of accounts receivable) if the Company's "Liquidity" is less than the greater of (i) $37.5 million and (ii) 15% of the aggregate commitments of the lenders under the facility. Liquidity is defined as the sum of (a) the Company's then U.S. availability under the facility and (b) the lesser of (i) the Canadian Borrower's then availability under the facility and (ii) 30% of the lenders' aggregate commitments to the Canadian Borrower. If Liquidity should be less than the greater of (i) $31.25 million and (ii) 12.5% of the aggregate commitments, the Company would be required to thereafter maintain a consolidated fixed charge coverage ratio of at least 1.00 to 1.00. In addition, the facility contains covenants which will restrict the Company's future ability to make certain types of acquisitions, debt prepayments, investments and distributions if Liquidity (on a pro forma basis after giving effect to such events) is less than between 35% and 15% (depending upon the type of restricted event) of the lenders' aggregate commitments or, if the Company's consolidated fixed charge coverage ratio for the most recently completed four fiscal quarters is at least 1.00 (or, in certain cases, 1.10) to 1.00, less than 17.5% or 15% (depending upon the type of restricted event) of the aggregate commitments.

          Under the current terms of our revolving credit facility, we will be able to complete this offering of shares of our common stock, the offering of senior unsecured notes we announced on November 26, 2012, and our proposed acquisition of Safety-Kleen without being required to obtain an amendment or waiver under such current terms. However, in light of the significantly increased size of our Company after giving effect to our proposed acquisition of Safety-Kleen, we are now discussing with BofA and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS"), an affiliate of BofA, a proposed amendment of the current terms of our revolving credit facility. As part of such discussions, we are seeking, among other changes, to (i) increase the maximum amount of borrowings and letters of credit which we and our subsidiaries may obtain under the facility from $250.0 million to $400.0 million (with a total of $325.0 million of sub-limits for letters of credit), (ii) provide that, of such $400.0 million maximum amount, $300.0 million (with a $250.0 million sub-limit for letters of credit) will be available for Clean Harbors, Inc. and its domestic subsidiaries and $100.0 million (with a $75.0 million sub-limit for letters of credit) will be available for our Canadian subsidiaries, and (iii) extend the term of the facility from May 31, 2016 to the fifth anniversary of the effective date of the amended facility. However, there is no assurance that we will be able to make such proposed changes to the current terms of our revolving credit facility and any such changes will, among other conditions, be subject to (i) syndication of the increased commitments, (ii) preparation of mutually satisfactory loan documents, (iii) completion of our proposed acquisition of Safety-Kleen in accordance with the existing merger agreement (subject to such waivers, modifications and supplements to the current terms thereof as are deemed by BofA, in its reasonable discretion, not to be adverse to BofA's and the other lenders' interests), and (iv) other customary closing conditions. As of the date of this prospectus supplement, there is accordingly no assurance that the current terms of our revolving credit facility will be amended on the terms described above or on any other terms. If no such amendment becomes effective, the current terms of our revolving credit facility described above will remain in effect.

5.25% Notes

          We issued on July 30, 2012 and now have outstanding $800.0 million aggregate principal amount of 5.25% unsecured senior notes due 2020 (the "5.25% notes"). The 5.25% notes mature on August 1, 2020 and bear interest at a rate of 5.25% per annum, computed on the basis of a 360-day year composed of twelve 30-day months and payable semi-annually on August 1 and February 1 of each year, commencing on February 1, 2013. We may redeem some or all of the 5.25% notes at any time on or after August 1, 2016 upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on August 1 of the year set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

Year	Percentage
2016	102.625%
2017	101.313%
2018 and thereafter	100.000%

          At any time prior to August 1, 2015, we may also redeem up to 35% of the aggregate principal amount of all 5.25% notes issued under the indenture (whether on July 30, 2012 or thereafter pursuant to an issuance of additional 5.25% notes under the indenture) at a redemption price of 105.250% of the principal amount, plus any accrued and unpaid interest, using proceeds from certain equity offerings. At any time prior to August 1, 2016, we may also redeem some or all of the

5.25% notes at a redemption price of 100% of the principal amount plus a make-whole premium and any accrued and unpaid interest. Holders may require us to repurchase the 5.25% notes at a purchase price equal to 101% of the principal amount, plus any accrued and unpaid interest, upon a change of control of our Company. The 5.25% notes are guaranteed by substantially all our current and future domestic restricted subsidiaries.

          The 5.25% notes and the related indenture contain various customary covenants and are our and the guarantors' senior unsecured obligations ranking equally with our and the guarantors' existing and future senior unsecured obligations and senior to any future indebtedness that is expressly subordinated to the 5.25% notes and the guarantees. The 5.25% notes and the guarantees rank effectively junior in right of payment to our guarantors' secured indebtedness (including loans and reimbursement obligations in respect of outstanding letters of credit) under our revolving credit facility and capital lease obligations to the extent of the value of the assets securing such secured indebtedness. The 5.25% notes are not guaranteed by our Canadian or other foreign subsidiaries, and the 5.25% notes are structurally subordinated to all indebtedness and other liabilities, including trade payables, of our subsidiaries that are not guarantors of the 5.25% notes.

 DESCRIPTION OF CAPITAL STOCK

General

          The following description of our capital stock and certain provisions of our restated articles of organization and by-laws is a summary and is qualified in its entirety by reference to the provisions of our restated articles of organization and by-laws. Copies of our restated articles of organization and by-laws are filed as exhibits to the registration statement of which this prospectus supplement forms a part. See "Incorporation of Information by Reference" elsewhere in this prospectus supplement.

          Under our restated articles of organization, our authorized capital stock consists of 80,000,000 shares of common stock, $.01 par value per share, and 968,415 shares of preferred stock, $.01 par value per share. As more fully described below, there were on September 30, 2012, an aggregate of 53,386,280 outstanding shares of common stock and no outstanding shares of preferred stock.

Common Stock

          As of September 30, 2012, there were 53,386,280 outstanding shares of our common stock. Our outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock offered in this offering will, upon their purchase, be fully paid and nonassessable. The holders of our common stock have one vote per share in all proceedings in which action shall be taken by our shareholders. All shares of our common stock rank equally as to dividends, voting powers and participation in assets. There are no preemptive or conversion rights and no provisions for redemption, purchase for cancellation, surrender or sinking funds. Our shares of common stock are traded on the New York Stock Exchange under the symbol "CLH". We have never paid any cash dividends on our common stock, and our current credit agreement, and the indenture governing our outstanding 5.25% notes restrict the payment of cash dividends on our common stock. See "Price Range of Common Stock" and "Dividend Policy" elsewhere in this prospectus supplement.

Preferred Stock

          Pursuant to our restated articles of organization, our board of directors has the authority, without further action by the shareholders, to issue up to 968,415 shares of our preferred stock in one or more series and to fix the voting powers, designations, powers, preferences, and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations or restrictions thereof, including, without limitation, dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Any such issuance of preferred stock could adversely affect the voting powers and other rights the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of our Company or make removal of management more difficult.

Equity Incentive Plans

          In 2000, we adopted a stock incentive plan (the "2000 Plan"), which provided for awards in the form of incentive stock options, non-qualified stock options, restricted stock awards, performance stock awards and common stock awards. The 2000 Plan expired on April 15, 2010, but there were outstanding on September 30, 2012 stock options granted under the 2000 Plan for an aggregate of 105,800 shares which will remain in effect until such options are either exercised or expire in accordance with their terms.

          In 2010, we adopted an equity incentive plan (the "2010 Plan"), which provides for awards of up to 6,000,000 shares of Common Stock (subject to certain anti-dilution adjustments) in the form of (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, and (v) certain other stock-based awards. We ceased issuing stock options in 2008, and all awards issued to date under the 2010 Plan have been in the form of restricted stock awards and performance stock awards as described below. As of September 30, 2012, we had 5,548,113 shares of our common stock reserved for future awards under our 2010 Plan.

          As of September 30, 2012, the Company had the following types of stock-based compensation awards outstanding under the 2000 Plan and the 2010 Plan: stock options, restricted stock awards and performance stock awards. The stock options generally become exercisable up to five years from the date of grant, subject to certain employment requirements, and terminate ten years from the date of grant. The restricted stock awards generally vest over three to five years subject to continued employment. The performance stock awards vest depending on the satisfaction of certain performance criteria established by the Compensation Committee of the Company's board of directors in connection with such awards.

Employee Stock Purchase Plan

          In May of 1995, the Company's stockholders approved an Employee Stock Purchase Plan (the "ESPP"), which is a qualified employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, through which employees of the Company are given the opportunity to purchase shares of common stock. Under the ESPP, a total of two million shares of common stock were originally reserved for offering to employees, in quarterly offerings of 100,000 shares each plus any shares not issued in any previous quarter, commencing on July 1, 1995 and on the first day of each quarter thereafter. In 2005, the Company's stockholders approved an increase of one million in the maximum number of shares which can be issued under the ESPP. As of September 30, 2012, the Company had reserved 555,119 shares of common stock available for purchase under the ESPP. Employees who elect to participate in an offering may utilize up to 10% of their payroll for the purchase of common stock at 85% of the closing price of the stock on the first day of such quarterly offering or, if lower, 85% of the closing price on the last day of the offering. Due to the discount of 15% offered to employees for purchase of shares under the ESPP, the Company considers such plan as compensatory. The weighted average per share fair values of the purchase rights granted under the ESPP during the years ended December 31, 2011 and 2010 was $8.45 and $10.77, respectively.

Employee Participation Plan

          Prior to our acquisition of Eveready Inc. ("Eveready") on July 31, 2009, Eveready's predecessor had established an employee participation plan (the "Participation Plan") under which employees were offered an opportunity to purchase at the then market price up to a specified number of the predecessor's units ("Purchased Units") from the predecessor's treasury. For each employee who elected to participate (a "Participant"), Eveready's predecessor matched the Purchased Units with an equal number of units ("Matching Units") purchased on the open market and deposited the Matching Units into a trust (the "Trust"), with 20% of the Matching Units vesting each December 31 from 2007 through 2011 provided the Participant remained employed by Eveready's predecessor at the vesting date. Participants had the option to finance the Purchased Units with a loan from Bank of Montreal (a "BMO loan"), which carried an annual interest rate of LIBOR plus 0.5% for a term of 10 years with payment commencing in year six, secured by both the Purchased and the Matching Units. Upon the conversion of Eveready's predecessor into Eveready effective December 31, 2008, the Purchased Units held by Participants and Matching Units held by the Trust were converted (on the same ratio as other outstanding units) into Eveready common shares.

          When the Company acquired Eveready on July 31, 2009, the Eveready common shares held both by Participants and by the Trust were exchanged for cash and shares of the Company's common stock on the same terms as other outstanding Eveready common shares. The Matching Units assigned to employees that were active at the acquisition date were exchanged for 46 thousand shares of the Company's common stock, and such common shares continued to be held in the Trust and vest according to the original vesting schedule. The Company had also agreed with its employees who were Participants in the Participation Plan to pay a cash bonus (a "Shortfall Bonus") to each such employee who remained employed by the Company on December 31, 2011 (or whose employment was involuntarily terminated by the Company in connection with the acquisition) to the extent (if any) that on December 31, 2011 there was a shortfall between (i) the amount which such employee originally paid for Purchased Units and (ii) the aggregate of (x) the market value on December 31, 2011 (but not less than $24.00 per Company share) of the Company's shares derived from the Purchased Units and Matching Units held by such employee and (y) the cash portion of the acquisition consideration received for such employee's Eveready shares as described above. To the extent that any such employee had an outstanding BMO loan balance on December 31, 2011, the amount of any such Shortfall Bonus (net of withholding taxes) would first be applied against such outstanding loan balance, with the remainder (if any) of such net bonus paid to the employee. Based on the market value of $63.73 per share of the Company's common stock on December 31, 2011, the maximum amount of such Shortfall Bonus was zero on December 31, 2011.

          The Company classified the Participation Plan as an equity award and recognized compensation expense of $0.2 million and $0.6 million for the years ended December 31, 2011 and 2010, respectively. Compensation cost for the period was based on the change or a portion of the change, depending on the percentage of the requisite service that has been rendered at the reporting date, in the fair value of the potential Shortfall Bonus.

          On the final vesting date of December 31, 2011, 9,092 shares vested and during 2011, 1,102 shares were forfeited and continued to be held by the Trust. As of December 31, 2011, there was no remaining unrecognized compensation cost arising from any unvested shares in the Trust.

Anti-takeover Provisions of the Massachusetts Business Corporation Law and Our By-Laws

          Section 8.06 and 7.02 of the Massachusetts Business Corporation Act provide that Massachusetts corporations which are publicly-held must have a staggered broad of directors and that written demand by holders of at least 40% of the outstanding shares of each relevant voting group of shareholders is required for shareholders to call a special meeting unless such corporations take certain actions to affirmatively "opt-out" of such requirements. In accordance with these provisions, Article II, Section 3 of our by-laws provides for a staggered board of directors which consists of three classes of directors of which one class is elected each year for a three-year term, and Article I, Section 2 requires that written application by holders of at least 25% (which is less than the 40% which would otherwise be applicable without such a specific provision in our by-laws) of our outstanding shares of common stock is required for shareholders to call a special meeting. In addition, Article II, Section 8 of our by-laws prohibits the removal by the shareholders of a director except for cause. These provisions could inhibit a takeover of our Company by restricting shareholder action to replace the existing directors or approve other actions which a party seeking to acquire our Company might propose.

Indemnification of our Directors and Officers

          Sections 8.51 and 8.52 of the Massachusetts Business Corporation Act, as amended, give Massachusetts corporations the power to indemnify each of their present and former officers and directors under certain circumstances if such person acted in good faith and in a manner which is reasonably believed to be in or not opposed to the best interest of the corporation. Article VII of our by-laws provides that we will indemnify our officers and directors to the extent permitted by law.

          Insofar as indemnification by our Company for liabilities arising under the Securities Act of 1933, as amended may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

          We also maintain director and officer liability insurance which provides for protection of our directors and officers against liability and cost which they may incur in such capacity, including liabilities arising under the Securities Act of 1933, as amended.

Transfer Agent

          The transfer agent for our common stock is American Stock Transfer & Trust Company.

CERTAIN UNITED STATES FEDERAL INCOME AND
ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS

          The following is a summary of certain United States federal income and estate tax considerations that may be relevant to the purchase, ownership and disposition of our common stock by non-U.S. Holders (as defined below) that purchase our common stock in this offering; it does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary applies only to holders that hold our common stock as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") (generally property held for investment). This summary is based on the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly on a retroactive basis. We have not and will not seek a ruling from the Internal Revenue Service (the "IRS") regarding the matters discussed below, and we cannot assure you that the IRS will not challenge one or more of the tax consequences described herein.

          This summary does not discuss any United States federal tax consequences other than U.S. federal income tax and estate tax consequences (such as the federal gift tax or the recently enacted Medicare tax on certain investment income) or any state, local or foreign tax consequences. In addition, this summary does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation: banks, insurance companies or other financial institutions; persons subject to the alternative minimum tax; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; persons that own, or are deemed to own, more than five percent of our common stock; former citizens or long-term residents of the United States; persons who hold our common stock as a position in a hedging transaction, "straddle", "conversion transaction" or other risk reduction transaction; partnerships or other pass through entities (or investors in such entities); or persons deemed to sell our common stock under the constructive sale provisions of the Code.

          If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Accordingly, partnerships considering an investment in our common stock, and partners in such partnerships, should consult their own tax advisors.

           Investors considering the purchase of our common stock in this offering should consult with their own tax advisors regarding the federal, state, local and foreign tax consequences that may be relevant to their purchase, ownership and disposition of the stock.

Non-U.S. Holders of Our Common Stock

          Except as modified for estate tax purposes (as described below), for purposes of this summary, a "non-U.S. holder" means a beneficial owner (other than a partnership) of our common stock that, for U.S. federal income tax purposes, is not any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (B) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

          Distributions.    If we make distributions with respect to our common stock, these payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and accumulated earnings and profits, they will first reduce a non-U.S. holder's tax basis in its common stock (determined on a share by share basis), but not below zero, and then will be treated as gain from the sale or exchange of common stock (as discussed below under "— Disposition of Our Common Stock"). In the event that we pay future dividends on our common stock, such dividends will generally be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividend, or a lower rate under an applicable income tax treaty if certain information reporting requirements are satisfied (i.e., if you furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) prior to the payment of dividends). U.S. federal withholding tax generally is imposed on the gross amount of a distribution, due to the difficulty of determining whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

          Dividends paid on our common stock that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States generally are subject to United States federal income tax on a net income basis at the same graduated rates applicable to and generally in the same manner as United States persons (unless the holder claims an exemption from U.S. tax under a treaty on the grounds that income is not attributable to a permanent establishment in the United States). In addition, if the non-U.S. holder is a foreign corporation, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on any effectively connected earnings and profits (subject to adjustments). In the event that we pay a dividend that is effectively connected with a non-U.S. holder's U.S. trade or business, such dividends will not be subject to United States federal withholding tax if the non-U.S. holder timely complies with applicable certification and disclosure requirements (i.e., if you furnish to us or our paying agent a properly executed IRS Form W-8ECI (or other applicable form) prior to the payment of dividends).

          A non-U.S. holder that is eligible for a reduced rate of United States federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

          Disposition of Our Common Stock.    A non-U.S. holder generally will not be subject to United States federal income or withholding tax with respect to gain recognized on the sale, exchange or other taxable disposition of our common stock unless one of the following applies:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States; in this case, the gain will be taxed on a net income basis at the regular graduated rates applicable to and generally in the same manner as United States persons (unless the holder claims exemption from U.S. tax under a treaty on the grounds that income is not attributable to a permanent establishment in the United States) and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

  •
  the non-U.S. holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements; in this case,

    the gain will be subject to United States federal income tax at a flat 30% rate (or lower applicable treaty rate), but may be offset by certain United States source capital losses; or

  •
  at any time during the five-year period ending on the date of disposition of our common stock (or, if shorter, the non-U.S. holder's holding period for such common stock), our Company is classified as a "United States real property holding corporation" for United States federal income tax purposes. Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not currently anticipate becoming in the future, a United States real property holding corporation.

          Even if we are or were to become a "United States real property holding corporation", a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain in respect of our common stock as long as our common stock continues to be traded on an established securities market, unless such non-U.S. holder actually or constructively owned at least 5% of our common stock at some time during the specified testing period.

          Information Reporting and Backup Withholding.    Generally, we must annually report to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of tax, if any, withheld with respect to such dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the non-U.S. holder's US trade or business or if withholding was reduced or eliminated by an applicable tax treaty. The IRS, pursuant to specific tax treaties or other agreements, may make its reports available to tax authorities in the non-U.S. holder's country of residence. If you are a non-U.S. holder, you will generally be exempt from backup withholding (currently at a rate of 28% and scheduled to increase to 31% in 2013) with respect to the payment of dividends on our common stock if you provide an IRS Form W-8BEN (or other applicable form) or otherwise establish an exemption.

          The gross proceeds from a sale, exchange or other disposition (including a redemption) of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then the United States backup withholding and information reporting requirements generally do not apply. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-United States office of a broker that:

  •
  is a United States person;

  •
  is a foreign person that derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

  •
  is a "controlled foreign corporation" for United States federal income tax purposes; or

  •
  is a foreign partnership that at any time during its tax year:

  •
  has one or more United States persons who are partners that, in the aggregate, hold more than 50% of the income or capital interests in the partnership; or

  •
  is engaged in the conduct of a United States trade or business.

          In such case, information reporting requirements will not apply to the payment of the proceeds of a sale, exchange or other disposition of our common stock if the broker receives an IRS

Form W-8BEN from the owner, signed under penalty of perjury, certifying such owner's non-U.S. status or an exemption is otherwise established.

          If you receive payments of the proceeds of a sale, exchange or other disposition of our common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless you provide an IRS Form W-8BEN, signed under penalty of perjury, certifying that you are a non-U.S. person or you otherwise establish an exemption. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

          Backup withholding is not an additional tax. You generally may obtain a refund or credit of any amounts withheld under the backup withholding rules that exceed your income tax liability by timely filing a refund claim with and providing the required information to the IRS.

          United States Federal Estate Tax    Our common stock that is owned or treated as owned by an individual who is a not a citizen or resident of the United States (as specifically defined for United States federal estate tax purposes), at the time of such individual's death will be included in such individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to United States federal estate tax.

Foreign Account Tax Compliance Act

          Under the Foreign Account Tax Compliance Act ("FATCA"), a 30% U.S. withholding tax applies to dividends paid on, and gross proceeds from the sale or other disposition of, our common stock if paid either to a:

  •
  foreign financial institution (FFI) (whether such FFI is the beneficial owner or an intermediary) that does not meet the information reporting requirements of FATCA, or a

  •
  non-financial foreign entity (NFFE) (whether such NFFE is the beneficial owner or an intermediary) that is not exempt from the FATCA requirements and does not meet relevant information reporting requirements.

          FATCA withholding applies to dividends paid by a U.S. corporate issuer to a FATCA non-compliant FFI or NFFE on or after January 1, 2014, under the delayed start date for FATCA withholding provided for in IRS Notice 2011-53 and Proposed Treasury Regulations Sections 1.1471-2(a)(1) and 1.1473-1(a)(1).

          FATCA withholding applies to gross proceeds from the sale of the stock of a U.S. corporate issuer paid to a FATCA non-compliant FFI or NFFE on or after January 1, 2017, under the delayed start date for FATCA withholding provided for in IRS Notice 2011-53, Proposed Treasury Regulations Sections 1.1471-2(a)(1) and 1.1473-1(a)(1) and IRS Announcement 2012-42.

          Prospective investors should consult their own tax advisors regarding the effect of FATCA in their particular circumstances.

UNDERWRITING

          Clean Harbors, Inc. and the underwriters named below have entered into an underwriting agreement relating to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase from us the number of shares offered hereby set forth opposite the name of such underwriter indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC

Total	6,000,000

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          The underwriters have an option to purchase up to an additional 900,000 shares from Clean Harbors, Inc. to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. The underwriters may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Clean Harbors, Inc. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 900,000 additional shares.

Paid by Clean Harbors, Inc.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. After the initial offering of the shares, Goldman Sachs & Co. may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          Clean Harbors, Inc. and other parties have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because Goldman, Sachs & Co., or its affiliates, has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of Clean Harbors, Inc.'s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and if these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), the underwriters have represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") they have not made and will not make an offer of shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the Issuer for any such offer; or

  (d)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Issuer or any initial purchaser to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

          Each underwriter has represented and agreed that:

  (a)
  (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer;

  (b)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

  (c)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

          The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law") and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

          Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

          This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

          Clean Harbors, Inc. estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.5 million.

          Clean Harbors, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. The underwriters and certain of their respective affiliates provided us a commitment for debt financing which, subject to satisfaction of the conditions described therein, would allow us to pay a portion of the cost of our proposed acquisition of Safety-Kleen in the event the Stock Offering and this Notes Offering are not completed. See "The Safety-Kleen Acquisition — Commitment Letter and Financing for the Acquisition". Bank of America, N.A. ("BofA"), an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS"), also has been and is now a lender and has acted and now acts as administrative agent and collateral agent under our revolving credit facility. We are now discussing with BofA and MLPFS a potential amendment of the current terms of our revolving credit facility in connection with which, if such amendment becomes effective, we anticipate BofA and MLPFS would be entitled to receive customary fees and expense reimbursement. Affiliates of Credit Suisse Securities (USA) LLC are acting as financial advisors to Safety-Kleen, Inc. in connection with our proposed acquisition of Safety-Kleen.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

VALIDITY OF COMMON STOCK

          Davis, Malm & D'Agostine, P.C., Boston, Massachusetts, will pass upon the validity of the shares of our common stock being offered under this prospectus supplement. As of March 31, 2012, shareholders in Davis, Malm & D'Agostine, P.C., beneficially owned an aggregate of 14,000 shares of our common stock (including 3,000 shares owned by, or for the benefit of, members of their immediate families).

          Certain legal matters relating to this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

          The consolidated financial statements and related financial statement schedule incorporated by reference in this prospectus supplement from Clean Harbors, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2012 and the effectiveness of Clean Harbors, Inc.'s internal control over financial reporting incorporated by reference in this prospectus from Clean Harbors, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated by reference in this prospectus (which reports on the consolidated financial statements and related financial statement schedule (1) express an unqualified opinion and includes an explanatory paragraph related to the effects of the retrospective adoption of changing the method of presenting comprehensive income and of the financial statement disclosures related to the change in the composition of the reportable segments and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

          The audited consolidated financial statements of Safety-Kleen, Inc. as of December 25, 2010 and December 31, 2011, and for each of the years in the three-year period ended December 31, 2011, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF INFORMATION BY REFERENCE

          We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. Copies of the documents we file with the SEC can be read at the SEC's public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of our filings at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facility.

          We are "incorporating by reference" in this prospectus supplement some of the documents we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus supplement. Information in specified documents that we file with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules) after the date of this prospectus supplement will automatically update and supersede information in this prospectus supplement. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and prior to the termination of any offering of securities offered by this prospectus supplement:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2011 (as Part II Item 7, Part II Item 8, and Part IV Item 15 in such Annual Report were subsequently superseded or modified through our Report on Form 8-K filed on July 16, 2012);

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012;

  •
  our definitive proxy statement dated March 23, 2012 for our annual meeting of shareholders held on May 7, 2012; and

  •
  our Reports on Form 8-K (other than the copies of press releases and certain other information furnished as Exhibits 99.1 to certain of such Reports) filed with the SEC on May 10, 2012, July 16, 2012, July 18, 2012, July 30, 2012, August 20, 2012, and October 31, 2012 (as amended by Amendment No. 1 thereto filed on November 5, 2012).

          Information contained in this prospectus supplements modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information contained in later-dated documents incorporated by reference supplements, modifies or supersedes, as applicable, the information contained in this prospectus supplement or in earlier-dated documents incorporated by reference.

          We will provide a copy of the documents we incorporate by reference (other than exhibits, unless the exhibit is specifically incorporated by reference into the filing requested), at no cost, to you if you submit a request to us by writing to or telephoning us at the following address or telephone number:

Clean Harbors, Inc.
42 Longwater Drive
Norwell, Massachusetts 02061-9149
Telephone: (781) 792-5100
Attention: Executive Offices

          We have filed this prospectus supplement with the SEC as part of a registration statement on Form S-3 (File No. 333-185141) under the Securities Act. This prospectus supplement does not contain all of the information set forth in the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Safety-Kleen, Inc.:

          We have audited the accompanying consolidated balance sheets of Safety-Kleen, Inc. and subsidiaries as of December 25, 2010 and December 31, 2011, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Safety-Kleen, Inc. and subsidiaries as of December 25, 2010 and December 31, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas
August 14, 2012

SAFETY-KLEEN, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 25, 2010 AND DECEMBER 31, 2011

(Amounts in thousands, except for par value amount)

	2010	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,651	$75,799
Accounts receivable — net	136,606	138,428
Inventories and supplies — net	61,102	90,852
Deferred income taxes	2,000	11,020
Other current assets	19,733	21,294

Total current assets	243,092	337,393
PROPERTY, PLANT AND EQUIPMENT — net	295,655	301,588
GOODWILL	36,787	36,787
OTHER INTANGIBLE ASSETS — net	86,251	85,565
DEFERRED INCOME TAXES	1,468	78,302
OTHER ASSETS	4,819	3,382

TOTAL ASSETS	$668,072	$843,017

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$65,610	$79,836
Current portion of environmental liabilities	6,437	6,596
Income taxes payable	4,699	6,494
Deferred revenue	25,343	29,463
Accrued salaries and benefits	24,069	30,686
Accrued other liabilities	53,664	77,062
Current portion of long-term debt	2,300	2,300

Total current liabilities	182,122	232,437
ENVIRONMENTAL LIABILITIES	49,456	54,592
LONG-TERM DEBT — net of current portion	218,500	216,200
DEFERRED INCOME TAXES	9,959	—
OTHER LONG-TERM LIABILITIES	25,791	26,990

Total liabilities	485,828	530,219

COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (see Note 12)
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value — 10,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value — 150,000 shares authorized; 52,875 and 51,229 shares issued and 51,174 and 51,229 outstanding as of December 25, 2010 and December 31, 2011, respectively	529	512
Additional paid-in capital	456,152	439,737
Accumulated other comprehensive income	5,965	4,727
Accumulated deficit	(267,646)	(132,178)
Treasury stock, at cost, 1,701 and 0 shares as of December 25, 2010 and December 31, 2011, respectively	(12,756)	—

Total stockholders' equity	182,244	312,798

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$668,072	$843,017

See accompanying notes to consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

(Amounts in thousands except per share data)

	2009	2010	2011
REVENUES:
Product revenues	$420,242	$512,755	$708,151
Service revenues	567,744	561,377	576,120

TOTAL REVENUES	987,986	1,074,132	1,284,271

EXPENSES:
Operating (exclusive of depreciation and amortization shown separately)	875,305	892,908	1,076,348
General and administrative	69,561	76,700	73,842
Depreciation and amortization	70,992	71,689	66,808
Interest expense	14,701	10,841	10,321
Other expenses — net	1,719	5,305	5,925

TOTAL EXPENSES	1,032,278	1,057,443	1,233,244

INCOME (LOSS) BEFORE INCOME TAXES	(44,292)	16,689	51,027
INCOME TAX BENEFIT	1,236	7,650	84,441

NET INCOME (LOSS)	$(43,056)	$24,339	$135,468

Income (loss) per common share:
Basic	$(0.84)	$0.47	$2.61

Diluted	$(0.84)	$0.46	$2.55

Weighted average common shares outstanding:
Basic	51,070	51,592	51,876

Diluted	51,070	52,950	53,064

See accompanying notes to consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010, AND DECEMBER 31, 2011

(Amounts in thousands)

	2009	2010	2011
NET INCOME (LOSS)	$(43,056)	$24,339	$135,468
OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	1,878	1,284	(1,238)
Unrealized loss on marketable securities	(3)	—	—

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAXES	$(41,181)	$25,623	$134,230

See accompanying notes to consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

(Amounts in thousands)

	2009	2010	2011
OPERATING ACTIVITIES:
Net income (loss)	$(43,056)	$24,339	$135,468
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of debt issuance costs	865	964	997
Depreciation and amortization	70,992	71,689	66,808
Provision for uncollectible accounts — net	6,200	5,344	4,985
Loss on disposal of property, plant and equipment	4,162	5,704	6,647
Loss on purchase of assets held under capital leases	2,847	—	—
Stock-based compensation	874	1,479	11,564
Deferred income taxes	2,359	746	(95,888)
Loss (gain) on derivative instrument	(532)	(2,639)	1,085
Gain on foreign currency	(2,781)	(236)	(101)
Changes in operating assets and liabilities:
Accounts receivable — net	10,706	(21,270)	(7,899)
Inventories and supplies	24,500	(3,195)	(29,981)
Accounts payable	10,351	(10,496)	10,327
Income taxes	(5,465)	(7,761)	2,904
Accrued salaries and benefits	(11,488)	7,615	6,652
Environmental liabilities	(688)	(99)	5,447
Other assets and liabilities	10,732	(10,701)	11,599

Net cash provided by operating activities	80,578	61,483	130,614

INVESTING ACTIVITIES:
Purchases of property, plant and equipment and intangible assets	(44,463)	(44,206)	(75,900)
Business acquisitions	(25,765)	—	—
Proceeds from sales of property, plant and equipment	3,304	1,835	623
Other	325	—	—

Net cash used in investing activities	(66,599)	(42,371)	(75,277)

FINANCING ACTIVITIES:
Repayment of term loan	(2,875)	(1,725)	(2,300)
Payment of debt issuance costs	—	(481)	—
Repayments of capital lease obligations	(40,328)	—	—
Exercise of stock options	1,401	6,894	391
Common stock repurchase	—	(12,756)	(1,080)
Other	(1,925)	(922)	—

Net cash used in financing activities	(43,727)	(8,990)	(2,989)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(211)	5	(200)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(29,959)	10,127	52,148
CASH AND CASH EQUIVALENTS — Beginning of year	43,483	13,524	23,651

CASH AND CASH EQUIVALENTS — End of year	$13,524	$23,651	$75,799

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$15,386	$12,292	$9,976

Income taxes paid	$3,187	$1,013	$8,596

Non-cash items:
Property, plant and equipment acquired under capital leases or included in accounts payable	$615	$1,536	$5,262

See accompanying notes to consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

(Amounts in thousands)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Treasury Stock	Total
BALANCE — December 27, 2008	$503	$445,530	$2,806	$(248,929)	$—	$199,910
Comprehensive income (loss):
Net loss	—	—	—	(43,056)	—	(43,056)
Other comprehensive income:
Foreign currency translation adjustments	—	—	1,878	—	—	1,878
Unrealized losses on marketable securities	—	—	(3)	—	—	(3)

Total comprehensive income (loss)	—	—	1,875	(43,056)	—	(41,181)

Stock-based compensation — stock options	—	874	—	—	—	874
Exercise of stock options	4	1,397	—	—	—	1,401

BALANCE — December 26, 2009	507	447,801	4,681	(291,985)	—	161,004

Comprehensive income:
Net income	—	—	—	24,339	—	24,339
Other comprehensive income:
Foreign currency translation adjustments	—	—	1,284	—	—	1,284

Total comprehensive income	—	—	1,284	24,339	—	25,623

Stock-based compensation — stock options	—	656	—	—	—	656
Exercise of stock options	22	6,872	—	—	—	6,894
Common stock repurchase	—	—	—	—	(12,756)	(12,756)
Other	—	823	—	—	—	823

BALANCE — December 25, 2010	529	456,152	5,965	(267,646)	(12,756)	182,244

Comprehensive (loss) income:
Net income	—	—	—	135,468	—	135,468
Other comprehensive (loss) income:
Foreign currency translation adjustments	—	—	(1,238)	—	—	(1,238)

Total comprehensive (loss) income	—	—	(1,238)	135,468	—	134,230

Stock-based compensation — stock options	—	509	—	—	—	509
Exercise of stock options	1	390	—	—	—	391
Common stock repurchase	—	—	—	—	(1,080)	(1,080)
Cancellation of treasury stock	(18)	(13,818)	—	—	13,836	—
Change in stock option accounting	—	(3,496)	—	—	—	(3,496)

BALANCE — December 31, 2011	$512	$439,737	$4,727	$(132,178)	$—	$312,798

See accompanying notes to consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

1. BUSINESS AND ORGANIZATION

          The consolidated financial statements include the accounts of Safety-Kleen, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated. Safety-Kleen, Inc. serves as a holding company for its direct and indirect domestic and foreign subsidiaries. Prior to December 24, 2003, the holding company was Safety-Kleen Corp. (the "Predecessor Company"). All operations beginning January 1, 2004 relate to the Company.

          The Company provides a range of services designed to collect, transport, process, recycle, reuse, re-refine or dispose of hazardous and nonhazardous industrial waste. The Company provides these services in 48 states, Canada and Puerto Rico from approximately 200 collection, processing and other locations. The Company also sells products and services that are used to meet the customer's cleaning and waste management needs, such as hand cleaners, floor cleaners, mats, spill kits and other absorbents.

          The Company follows the provisions of ASC 805, Business Combinations ("ASC 805"), as of the beginning of fiscal year 2009. All business combinations prior to the adoption of ASC 805 were accounted for in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations.

          During fiscal year 2009, the Company completed the following acquisition:

  •
  On January 23, 2009, the Company acquired the assets and assumed certain environmental liabilities of Atlantic Industrial Services, Inc. ("AISI"), headquartered in Fort Lauderdale, FL for approximately $25.0 million. The purchase price was primarily allocated to property, plant and equipment, $20.0 million, inventory, $2.4 million, and accounts receivable, $2.0 million. AISI was one of the largest collectors and recyclers of used oil, oil filters and antifreeze in the Southeast.

The fair value of the acquired assets and assumed liabilities was based on appraisals and management's assessment. The acquisition allowed the Company to expand its oil presence in the Southeast region. The operating results of the AISI acquisition are included in the Company's consolidated results of operations from the date of the acquisition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Fiscal Year — In 2011, the Company utilized a 53-week fiscal year comprised of twelve periods consisting of four weeks with the exception of period thirteen which consisted of five weeks, each ending on a Saturday. In 2009 and 2010, the Company utilized a 52-week fiscal year comprised of thirteen periods consisting of four weeks, each ending on a Saturday.

          Cash and Cash Equivalents — Cash and cash equivalents consist of cash on deposit and investments with original maturities of three months or less. These investments are stated at cost, which approximates fair value.

          Cash Flows — The Company had $16.0 million, $2.5 million and $14.9 million of book overdrafts included in accounts payable in the accompanying consolidated balance sheets as of December 26, 2009, December 25, 2010 and December 31, 2011, respectively. Changes in cash overdrafts resulting from outstanding checks not yet presented for payment to the Company's

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial institutions have been classified as cash flows from operating activities in the consolidated statements of cash flows.

          Accounts Receivable and Allowance for Uncollectible Accounts — Accounts receivable consist primarily of amounts due from customers from sales of products and services. The allowance for uncollectible accounts totaled $9.1 million and $9.2 million as of December 25, 2010 and December 31, 2011, respectively. The Company performs periodic credit evaluations of its customers and maintains an allowance for uncollectible accounts for estimated losses that may result from the inability of its customers to make required payments. Allowances are based on the likelihood of recoverability of accounts receivable considering such factors as past experience and taking into account current collection trends that are expected to continue. Factors taken into consideration in estimating the allowances are amounts past due, amounts in dispute or customers that the Company believes might be having financial difficulties. If economic, industry or specific customer business trends worsen beyond earlier estimates, the Company increases the allowance for uncollectible accounts by recording additional expense in the period in which it becomes aware of the new conditions.

          Credit Concentration — The majority of the Company's customers are based in North America. The economic conditions in this area can significantly impact the recoverability of the Company's receivables. No one customer represents more than eight percent of the Company's revenues and this lack of credit concentration mitigates this risk. The Company holds its cash and cash equivalents in a variety of high credit quality financial institutions and periodically evaluates the credit worthiness of the institutions with which it invests. However, the Company does maintain cash balances in excess of FDIC insurance limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

          Inventories and Supplies — Inventories consist primarily of solvent, oil and oil products, drums, associated products for resale, supplies and repair parts that, in each case, are stated at the lower of cost or market approximating cost on a first in, first out basis. Costs for solvent, oil and oil products and repair parts include purchase costs, fleet and fuel costs, direct labor, transportation costs and production related costs. The Company periodically reviews its inventories for obsolete or unsalable items and adjusts its carrying value to reflect estimated realizable values.

          Assets and Liabilities Held for Sale — The Company records long-lived assets held for sale and the related liabilities in accordance with ASC 360, Property, Plant and Equipment ("ASC 360"), at the lower of carrying value or estimated fair value less cost to sell. Fair value is based on the estimated proceeds from the sale of the long-lived asset utilizing recent purchase offers, market comparables and/or data obtained from the Company's commercial real estate broker. The Company ceases to record depreciation expense at such time that the asset is classified as held for sale.

          If circumstances arise to which the long-lived asset no longer meets the criteria of held for sale, the long-lived asset will be reclassified back to held and used. The amount reclassified is the lower of the carrying amount before the long-lived asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the long-lived asset been continuously classified as held and used, or fair value at the date of the subsequent decision not to

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

sell. The Company records any adjustment to the carrying amount of a long-lived asset, related to the reclassification of a long-lived asset, in the consolidated statement of operations as a component of other expenses — net.

          Property, Plant and Equipment — Property, plant and equipment are recorded at cost, and includes interest capitalized in connection with major long-term construction projects. Expenditures for major renewals and improvements that extend the life or usefulness of the asset and current year purchases are capitalized and depreciated over the remaining useful life of the asset. Items of an ordinary repair or maintenance nature, including planned major maintenance, are charged directly to expense as incurred. Repairs and maintenance expense was $45.6 million, $46.6 million and $50.6 million for fiscal years 2009, 2010 and 2011, respectively.

          Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss on such disposition is recognized in the consolidated statement of operations as a component of other expenses — net.

          Machinery and equipment includes amounts for company-owned parts washer service machines placed at customers' locations as part of the Company's parts cleaning service business. Depreciation commences when a unit is placed in service at a customer's location. The net book value of all company-owned parts washers was $43.7 million and $44.3 million as of December 25, 2010 and December 31, 2011, respectively. The book value of company-owned parts washers not at customer locations was $4.3 million and $5.5 million as of December 25, 2010 and December 31, 2011, respectively.

          During the construction and development period of an asset, the costs incurred are classified as construction in process. Once an asset has been completed and is ready for its intended use, it is transferred to the appropriate asset category and depreciation commences.

          Leased property, plant and equipment meeting capital lease criteria are capitalized at the lower of the present value of the future minimum lease payments or the fair value of the leased property at the inception of the lease. Depreciation is calculated based on either the life of the respective asset category or lease term, depending on which capital lease criteria the lease satisfied.

          The Company uses the straight-line method of depreciation typically over the following estimated useful lives:

Buildings	40 years
Machinery and equipment	1 to 20 years
Leasehold improvements	Lesser of useful life or lease term

          Capitalized Software Development Costs — Software development costs incurred in the application development stage of internal use software are capitalized in accordance with ASC 350, Intangibles — Goodwill and Other ("ASC 350") and classified as software in the accompanying consolidated balance sheet. Modifications and upgrades to internal use software are capitalized to the extent such enhancements provide added functionality. Once the software is ready for its

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

intended use, amortization over a 5-year period commences. Amortization expense related to capitalized software costs was $3.8 million, $5.2 million and $5.9 million for fiscal years 2009, 2010 and 2011, respectively. Costs incurred in the preliminary project stage, or costs associated with application maintenance or training are expensed as incurred.

          Asset Retirement Obligation — The Company accounts for its asset retirement obligations in accordance with ASC 410, Asset Retirement and Environmental Obligations ("ASC 410"). ASC 410 states that the term "conditional asset retirement obligation" refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated, even if conditional on a future event. The Company estimates the fair value of these obligations based upon engineering estimates of the cost to close certain operating facilities in current dollars, which are inflated to the estimated closure dates and then discounted back to the date the liability was incurred. The offset to the asset retirement obligation is an increase in the carrying amount of the related tangible long-lived assets which is depreciated over its estimated useful life. The liability is accreted over time to a projected disposal date. Accretion expense is recognized as an operating expense using the credit-adjusted, risk-free interest rate in effect when the liability was recognized. Upon settlement of the liability, the Company will record a gain or loss for the difference between the recorded liability and the actual settlement amount to be paid.

          Goodwill and Other Intangible Assets — Goodwill acquired is subject to the provisions of ASC 350 and therefore is not being amortized. In accordance with ASC 350, the Company conducts impairment tests of goodwill and intangible assets with indefinite lives annually, on the first day of the fourth quarter, or when circumstances arise that indicate a possible impairment might exist. Such test includes an assessment of qualitative and quantitative factors.

          The Company estimates the fair value of reporting units containing goodwill using market and income approaches. If the carrying value of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any. The Company performs its impairment review at the reporting unit level. During 2011, the Company determined it has two reporting units, Oil Re-refining and Environmental Services. Based on the respective years' analysis performed, the Company concluded that there is no impairment of goodwill for fiscal years 2009, 2010 and 2011.

          The Company utilizes the relief-from-royalty (royalty savings) method to evaluate its trade name. In the royalty savings method, value is attributed to the savings in royalties resulting from a company's ownership of a trade name. If the total value attributed to the savings in royalties is less than the carrying value of a trade name, an impairment loss is recognized for the difference between the estimated fair value and the carrying value of the trade name. The Company has concluded that there is no impairment of its trade name for fiscal years 2009, 2010 and 2011.

          Furthermore, ASC 350 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost less accumulated amortization.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Intangible assets that have definite lives are amortized using the straight-line method, over their useful lives, which range from 5 years to 40 years and are reviewed for impairment as discussed below.

          Valuation of Long-Lived Assets — The Company evaluates long-lived assets, such as property, plant and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. If the sum of the estimated undiscounted future cash flows is less than the carrying value of the asset or asset group, an impairment loss is recognized for the difference between the estimated fair value and the carrying value of the asset or asset group.

          Revenue Recognition and Deferred Revenue — Revenues related to parts washers at customer locations are recognized over the service interval. Service intervals represent the actual amount of time between service visits to a particular parts cleaning customer. Average service intervals vary from seven to fourteen weeks depending on several factors, such as customer accommodation, types of machines serviced and frequency of use.

          Revenues related to collection and disposal activities are recognized upon disposal. The Company tracks the amount of time it takes from collection of the customer's waste to delivery to the third party disposal outlet, which represents a deferral period of approximately two and a half weeks.

          Revenues related to total project management services are recognized once the project has been completed.

          Revenues from product sales and sales of parts washers are recognized upon delivery to the customer. Oil collection services revenues are recognized when services are performed.

          Direct costs associated with the handling and transportation of waste prior to its disposal and other variable direct costs associated with the Company's parts cleaning and related lines of service are capitalized and deferred as a component of other current assets in the accompanying consolidated balance sheets and expensed when the related revenues are recognized.

          In the course of the Company's operations, it collects sales tax from its customers. The Company records a current liability when it collects sales taxes from its customers and eliminates this liability when the taxes are remitted to the appropriate governmental authorities. The Company excludes the sales tax collected from its revenues.

          The Company engages in barter transactions with certain customers whereby the Company provides products and services in exchange for advertising. The Company records these barter transactions based on the fair market value of products delivered and services performed. The amount of revenues and expenses recognized for advertising barter transactions was $1.1 million, $1.1 million and $1.2 million in fiscal years 2009, 2010 and 2011, respectively.

          Income Taxes — The Company provides for federal, state and foreign income taxes currently payable, as well as for those deferred due to timing differences between reported income and expenses for financial statement purposes versus tax purposes. Federal, state and foreign tax benefits are recorded as a reduction of income taxes. Income taxes are calculated in accordance

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

with ASC 740, Income Taxes ("ASC 740") which requires that deferred income taxes reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts using enacted tax rates. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized (see Note 9).

          The Company evaluates its deferred taxes for future realization and provides a valuation allowance if necessary. The factors used to assess the likelihood of realizing the deferred tax assets include the Company's estimates of future taxable income and planned tax initiatives.

          The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (included within ASC 740), as of the beginning of fiscal year 2007. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For benefits to be realized, a tax position must be more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is more likely than not to be realized upon settlement.

          The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense.

          Insurance Programs — The Company is self-insured for certain general liability (including product liability), workers' compensation, automobile liability and general health insurance claims. For claims that are self-insured, stop-loss insurance coverage is maintained for health insurance occurrences exceeding $250 thousand, workers' compensation occurrences exceeding $1.0 million, automobile occurrences exceeding $3.0 million and general liability (including product liability) occurrences exceeding $2.0 million. The Company utilizes actuarial estimates and historical data studies as the basis for developing reported claims and estimating the ultimate costs for claims incurred but not reported as of the balance sheet date. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. Changes in estimates and assumptions may result in adjustments to the recorded accruals. The Company recognized $32.3 million, $33.8 million and $37.1 million of insurance expense related to the above mentioned self-insured programs in fiscal years 2009, 2010 and 2011, respectively.

          Environmental Liabilities —The Company's environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed and included in operating expenses, in the accompanying consolidated statement of operations. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Liabilities are recorded when environmental assessment or remediation is probable and the costs can be reasonably estimated. Such liabilities are undiscounted.

          The Company periodically reviews and evaluates sites requiring remediation, including Superfund sites, giving consideration to the nature (i.e. owner, operator, transporter or generator) and the extent (i.e. amount and nature of waste hauled to the location, number of years of site operations or other relevant factors) of the Company's alleged connection with the site; the

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

regulatory context surrounding the site; the accuracy and strength of evidence connecting the Company to the site; the number, connection and financial ability of other named and unnamed Potentially Responsible Parties ("PRPs"); and the nature and estimated cost of the likely remedy. When the Company concludes that it is probable that a liability has been incurred, provision is made in the consolidated financial statements, based upon management's judgment and prior experience, for the Company's best reasonable estimate of the liability. Such estimates, which are inherently subject to change, are subsequently revised if and when additional information becomes available (see Note 10).

          As of December 31, 2011, the Company was considered a PRP at 29 active Superfund sites, of which the Company has recorded a liability of $6.5 million in the accompanying consolidated balance sheet related to 16 sites. Of the remaining 13 sites, the liabilities of five sites were retained by McKesson Corp. ("McKesson") pursuant to a March 31, 1987 sale agreement between McKesson and our predecessor company. McKesson has agreed to indemnify the Company for the five sites. Additionally, there are eight sites where the Company cannot reasonably estimate any liability. The majority of the issues at these sites relate to allegations that our predecessor company transported wastes to the sites in question. As an inherent part of the hazardous waste business, the Company expects to continue the historical trend of being named as a PRP at approximately three to five additional Superfund sites each year.

          In addition to liabilities related to Superfund sites, the Company has recorded liabilities for remediation projects at 44 open and 32 closed sites. Revisions to environmental liabilities may result in adjustments to income from operations in any given period. The Company believes that its extensive experience in the environmental services business, as well as its involvement with a large number of sites, provides a reasonable basis for estimating its aggregate liability. It is possible, however, that technological, regulatory or enforcement developments; the results of environmental studies; or other factors could necessitate the recording of additional liabilities or the revision of currently recorded liabilities that could be material. The impact of such future events currently cannot be estimated.

          Stock-Based Compensation — The Company accounts for its stock-based awards in accordance with ASC 718, Compensation — Stock Compensation ("ASC 718"). ASC 718 requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The fair value of stock options is estimated at the date of grant using the Black-Scholes-Merton option valuation model ("Black-Scholes Model"). This model was developed for use in estimating the fair value of exchange traded options that have no vesting restrictions and are fully transferable. Option valuation methods require the input of subjective assumptions, including the expected stock price volatility. Prior to 2011, the Company recognized stock based awards as "equity classified awards" and recognized the compensation cost, using the straight-line method, over the period during which an employee is required to provide services in exchange for the award (usually the vesting period). As a result of the Company exercising its call right for certain common stock shares, the Company permitting cashless exercise of certain stock options and the Company's intent to permit such actions in the future, the Company concluded during the second quarter of 2011 that its awards had been

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

modified and were now "liability classified awards". The liability associated with such awards is adjusted on a quarterly basis to fair value.

          Advertising Costs — The Company expenses advertising costs as incurred. Advertising costs, including amounts related to barter transactions, were $1.2 million, $1.1 million and $1.3 million for fiscal years 2009, 2010 and 2011, respectively.

          Derivative Financial Instruments — A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index, such as a future, forward, swap, put, cal1, cashless collar or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams, commodity price fluctuations or currencies based on a notional or contractual amount (i.e., interest rate swaps, cashless collars or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (i.e., options to buy or sell securities or currencies).

          The Company entered into several commodity derivatives during 2011. All commodity derivatives are comprised of cashless collar contracts related to crude oil, where the Company sells a call to a bank and then purchases a put from the same bank. The derivative instruments were not designated as hedges and expire in 2012.

          The following table presents the fair value for those assets and liabilities measured at fair value as of December 31, 2011 (fair value amounts in thousands):

Financial Institution	Trade Date	Start Date	End Date	Barrels of Oil per Month	Commodity	Floor	Cap	Upfront Costs	Fair Value as of December 31, 2011
JP Morgan	11/15/2011	12/1/2011	12/31/2012	39,365	Brent	$75.00	$137.00	—	$124
JP Morgan	11/15/2011	10/1/2012	12/31/2012	69,444	Brent	75.00	135.50	—	88
Bank of America	11/15/2011	12/1/2011	12/31/2012	40,000	Brent	75.00	137.05	—	66

Total Derivative Instrument Asset									$278

JPMorgan	9/8/2011	10/1/2011	9/30/2012	69,444	WTI	$70.00	$106.00	—	$(2,464)

Total Derivative Instrument Liability									$(2,464)

          Total derivative instrument asset and total derivative instrument liability as noted in the table above are included in the consolidated balance sheets as a component of other current assets and accrued other liabilities, respectively. The Company recorded a $2.2 million loss in fiscal year 2011 related to the derivative instruments noted in the table above, which is included in the consolidated statements of operations as a component of operating expenses.

          The Company had an interest rate swap agreement with a notional amount of $50.0 million that converted a portion of its variable rate debt to a fixed rate at 2.97% which expired during October 2011. The Company also had an interest rate swap that expired during 2010, with a notional amount of $100.0 million that converted a portion of its variable rate debt to a fixed rate at

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.56%. The derivative instruments were not designated as hedges. The Company recorded gains of $532 thousand, $2.6 million and $1.1 million in fiscal years 2009, 2010 and 2011, respectively, which is included in the consolidated statements of operations as a component of interest expense. See Note 16 "Fair Value Measurements" of our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding the Company's derivative instruments.

          Foreign Currency — The functional currency of each foreign subsidiary is its respective local currency. Assets and liabilities are translated to U.S. dollars at the exchange rate in effect at the balance sheet date and revenues and expenses at the average exchange rate for the period. Gains and losses from the translation of the consolidated financial statements of the foreign subsidiaries into U.S. dollars are included in stockholders' equity as a component of other comprehensive income.

          Gains and losses resulting from foreign currency transactions are recognized in other expenses — net, in the accompanying consolidated statements of operations. The Company recognized gains of $3.1 million, $195 thousand and $153 thousand from foreign currency transactions for fiscal years 2009, 2010 and 2011, respectively. Recorded balances that are denominated in a currency other than the functional currency are remeasured to the functional currency using the exchange rate at the balance sheet date.

          Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Certain estimates require management's judgment and, when applied, materially affect the Company's consolidated financial statements. Actual results could differ materially from those estimates.

          Risks and Uncertainties — The Company uses estimates and assumptions, because certain information used in the preparation of the Company's consolidated financial statements is dependent on the outcome of future events and therefore cannot be calculated with a high degree of precision from data available or cannot be calculated based on widely used methodologies. The most difficult, subjective and complex estimates and the assumptions that deal with the greatest amount of uncertainty and require significant judgment by the Company include the allowance for uncollectible accounts, inventory obsolescence reserves, deferred revenues, environmental liabilities, liabilities for the ultimate outcome of contingencies and legal proceedings, derivative financial instruments, taxes and retained liabilities for self-insurance.

          For fiscal years 2009, 2010 and 2011, the Company derived approximately 39%, 44% and 52%, respectively, of its revenues from oil industry related sales and services. Included in the Company's accompanying consolidated balance sheets are the net assets of the Company's Canadian operations, which were $37.7 million and $63.4 million Canadian dollars ("CDN") as of December 25, 2010 and December 31, 2011, respectively.

          Recent Accounting Pronouncements — In October 2009, the FASB issued authoritative guidance contained in ASC 605, Revenue Recognition, which provides guidance on whether

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. The new guidance requires an entity to allocate revenues in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor- specific objective evidence or third party evidence of selling price. This guidance is effective for the first annual reporting period beginning on or after June 15, 2010 and may be applied retrospectively for all periods presented or prospectively to arrangements entered into or materially modified after the adoption date. The Company adopted this guidance during 2010 and it had no impact on the Company's consolidated financial statements.

          In January 2010, the FASB issued authoritative guidance contained in ASC 820, Fair Value Measurements and Disclosures, which provides additional disclosures for transfers in and out of Levels 1 and 2 and for activity in Level 3 and clarifies certain other existing disclosure requirements. The Company adopted this guidance during 2010 and it had no impact on the Company's consolidated financial statements.

          In June 2011, the FASB issued authoritative guidance contained in ASC 220, Comprehensive Income, related to the presentation requirements for components of comprehensive income. Under this guidance, entities will be required to report the components of net income and comprehensive income either in one continuous statement, or in two separate, but consecutive, statements. The Company adopted this guidance in fiscal year 2012 and retroactively applied the guidance to all periods herein.

          In September 2011, the FASB issued authoritative guidance contained in ASC 350, Intangibles — Goodwill and Other, related to the testing of goodwill for impairment. Under this guidance, entities will have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value. The Company elected to adopt this guidance in fiscal year 2011 and it had no impact on the Company's consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

3. ACCOUNTS RECEIVABLE

          Accounts receivable consisted of the following (in thousands):

	December 25, 2010	December 31, 2011
Trade accounts receivable	$145,680	$147,593
Allowance for uncollectible accounts	(9,074)	(9,165)

Total accounts receivable — net	$136,606	$138,428

4. INVENTORIES AND SUPPLIES

          Inventories and supplies consisted of the following (in thousands):

	December 25, 2010	December 31, 2011
Oil and oil products	$39,203	$62,831
Supplies and drums	10,148	13,656
Solvent and solutions	7,243	8,451
Other	7,316	8,838
Reserves	(2,808)	(2,924)

Total inventories and supplies	$61,102	$90,852

5. OTHER CURRENT ASSETS

          Other current assets consisted of the following (in thousands):

	December 25, 2010	December 31, 2011
Prepaid expenses and deposits	$8,215	$9,054
Deferred direct costs	6,604	9,893
Income tax receivable	376	264
Other	4,538	2,083

Total other current assets	$19,733	$21,294

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

6. PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment consisted of the following (in thousands):

	December 25, 2010	December 31, 2011
Land	$63,558	$63,935
Buildings	131,724	136,449
Machinery and equipment	434,185	447,946
Asset retirement obligations	6,435	6,011
Construction-in-process	13,677	28,505

Total property, plant and equipment	649,579	682,846
Less accumulated depreciation and amortization	(353,924)	(381,258)

Property, plant and equipment — net	$295,655	$301,588

          Depreciation and amortization expense related to property, plant and equipment, including assets held under capital lease arrangements was $65.2 million, $64.4 million and $58.7 million for fiscal years 2009, 2010 and 2011, respectively.

          In fiscal years 2010 and 2011, the Company had no machinery and equipment held under capital lease arrangements.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

          Goodwill was $36.8 million as of December 26, 2009, December 25, 2010 and December 31, 2011. Of the $36.8 million as of December 31, 2011, $10.1 million related to the Environmental Services reporting unit and the remaining $26.7 million related to the Oil Re-refining reporting unit.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

7. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

          Other intangible assets consisted of the following (in thousands):

	December 25, 2010
	Gross Value	Accumulated Amortization	Net
Intangible assets subject to amortization:
Permits	$21,681	$(4,087)	$17,594
Software	60,880	(43,372)	17,508
Other intangibles	8,364	(4,497)	3,867

	90,925	(51,956)	38,969
Intangible assets not subject to amortization:
Trade name	47,282	—	47,282

Other intangible assets	$138,207	$(51,956)	$86,251

	December 31, 2011
	Gross Value	Accumulated Amortization	Net
Intangible assets subject to amortization:
Permits	$21,891	$(4,758)	$17,133
Software	66,105	(48,395)	17,710
Other intangibles	9,301	(5,932)	3,369

	97,297	(59,085)	38,212
Intangible assets not subject to amortization:
Trade name	47,353	—	47,353

Other intangible assets	$144,650	$(59,085)	$85,565

          The weighted average useful lives of permits, software and other intangibles acquired during fiscal year 2011 were 11 years, 5 years and 15 years, respectively. The total weighted average useful life of intangibles acquired during fiscal year 2011 was 6 years. The Company did not renew or extend the useful life of any intangible assets during fiscal year 2011.

          Aggregate amortization expense for intangible assets subject to amortization was $5.8 million, $7.3 million and $8.1 million for fiscal years 2009, 2010 and 2011, respectively. Estimated future

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

7. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

amortization expense associated with intangible assets with determinable lives is as follows (in thousands):

Fiscal Year
2012	$7,792
2013	6,352
2014	5,376
2015	2,584
2016	1,762
Thereafter	14,346

$38,212

8. ACCRUED OTHER LIABILITIES

          Accrued other liabilities consisted of the following (in thousands):

	December 25, 2010	December 31, 2011
Taxes other than income	$11,749	$14,169
Vehicle maintenance	4,652	3,629
Insurance	7,184	6,303
Cost of materials	10,141	14,958
Stock option awards (see Notes 13 and 14)	—	14,551
Professional fees	3,384	3,657
Other	16,554	19,795

Total accrued other liabilities	$53,664	$77,062

9. INCOME TAXES

          For financial reporting purposes, income (loss) before income taxes, showing domestic and foreign sources, was as follows for fiscal years (in thousands):

	2009	2010	2011
Domestic	$(42,561)	$11,810	$24,067
Foreign	(1,731)	4,879	26,960

Income (loss) before income taxes	$(44,292)	$16,689	$51,027

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

9. INCOME TAXES (Continued)

          Income tax benefit was as follows for fiscal years (in thousands):

	2009	2010	2011
Current:
Federal	$(629)	$271	$695
State	778	612	1,972
Foreign	(3,744)	(9,279)	8,780

Total current tax expense (benefit)	(3,595)	(8,396)	11,447

Deferred:
Federal	1,357	1,845	(91,936)
State	187	63	(3,085)
Foreign	815	(1,162)	(867)

Total deferred tax expense (benefit)	2,359	746	(95,888)

Total income tax benefit	$(1,236)	$(7,650)	$(84,441)

          A reconciliation of income tax expense (benefit) calculated by applying the domestic statutory federal income tax rate to the income (loss) before income taxes was as follows for fiscal years (in thousands):

	2009	2010	2011
Federal tax expense (benefit) — statutory rate	$(15,502)	$5,841	$17,860
State income tax expense (benefit)	(975)	4,240	4,250
Permanent differences	5,764	849	724
Change in valuation allowance	12,280	(9,381)	(103,189)
Change in contingency reserves	(2,773)	(12,835)	311
Foreign dividend	—	1,789	9,103
Stock compensation	—	962	—
Foreign tax credit	—	—	(11,934)
Other	(30)	885	(1,566)

Income tax benefit	$(1,236)	$(7,650)	$(84,441)

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

9. INCOME TAXES (Continued)

          Deferred tax assets and liabilities consisted of the following (in thousands):

	December 25, 2010	December 31, 2011
Current:
Assets:
Allowance for uncollectible accounts	$3,316	$3,363
Accrued liabilities	5,879	8,333

Total current deferred tax assets	9,195	11,696
Valuation allowance	(7,195)	(676)

Net current deferred tax asset	2,000	11,020

Noncurrent:
Assets:
Accrued liabilities and other	27,126	41,009
Net operating loss carryforwards	96,290	75,014

Total noncurrent deferred tax assets	123,416	116,023
Valuation allowance	(101,360)	(4,690)

Net noncurrent deferred tax asset	22,056	111,333

Liability — fixed and intangible assets — net	(30,547)	(33,031)

Net noncurrent deferred tax asset (liability)	(8,491)	78,302

Total net deferred tax asset (liability)	$(6,491)	$89,322

          During fiscal years 2010 and 2011 the Company's liability for unrecognized tax benefits was reduced by $13.6 million and increased by $479 thousand, respectively. The reduction in 2010 was due to statute expirations; both adjustments were included in income tax benefit in the consolidated statement of operations. The increase in 2011 is related to legal fees included in the calculation of an intercompany charge that are not considered to be more likely than not of being sustained. Accrued interest associated with unrecognized tax benefits was $2.9 million and $3.3 million, as of December 25, 2010 and December 31, 2011, respectively, which is included in other long-term liabilities in the accompanying consolidated balance sheets. During fiscal years 2010 and 2011, the Company recognized a benefit of $7.1 million and an expense of $409 thousand for interest in the consolidated statement of operations as a component of income tax expense, respectively. The Company did not have any penalties accrued as of December 31, 2011 or included in income tax benefit in fiscal year 2011.

          The Company files a consolidated U.S. income tax return and income tax returns in various state and local jurisdictions. The Company also files income tax returns in Canada, Puerto Rico, and Mexico. As of December 31, 2011, the Company is subject to U.S. federal income tax examinations for tax years 2004 through 2011, and to foreign income tax examinations for tax years 2003 through 2011. In addition, the Company is subject to state and local income tax examinations for tax years 2004 through 2011.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

9. INCOME TAXES (Continued)

          Upon emergence from bankruptcy, the Company recognized a deferred tax asset for certain environmental and other contingent liabilities recorded for financial reporting purposes with no income tax basis and a corresponding deferred tax liability for the difference in the financial reporting basis and tax basis of its indefinite lived intangible asset. These deferred tax items are being reduced as the Company makes payments against the environmental and other contingent liabilities. The deferred tax asset was $7.5 million and the deferred tax liability was $11.2 million as of December 31, 2011.

          As of December 31, 2011, the Company had NOL carryforwards for U.S. federal income taxes of $174.8 million that begin to expire in 2025. Upon realization of the NOLs, an increase of $4.2 million will be recorded to additional paid-in capital for tax benefits related to stock compensation expense. The Company determined it incurred an ownership change for tax purposes on or about October 26, 2005. As a result, the U.S. NOLs incurred prior to that date of $211.0 million ($79.0 million as of December 31, 2011) are subject to certain annual limitations under IRS Code Section 382. The Company had foreign NOLs of $34.6 million that begin to expire in 2012.

          The Company's tax returns are subject to periodic audits by the various jurisdictions in which it operates. These audits, including those currently underway, can result in adjustments of taxes due or adjustments of the NOLs, which are available to offset future taxable income. The Company believes that it has appropriately accrued the potential financial statement impact related to any potential adjustments. The amounts accrued are estimates, and the ultimate settlements could differ materially from those estimates.

          Prior to 2011, valuation allowances have been established for uncertainties in realizing the benefit of certain tax loss carryforwards and other deferred tax assets for the Company's U.S., Mexican and Puerto Rican operations. When assessing carryforwards and other deferred tax assets for future realization, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. At the end of fiscal year 2011, the Company determined that it is more likely than not that the U.S. operations would realize its loss carryforwards and other deferred tax assets and hence released the valuation allowance recorded against its U.S. deferred tax assets. The decision to release the valuation allowance was based on the Company's historical performance and its projected performance for future years that will allow it to realize its loss carryforwards and other deferred tax assets. The decrease to the valuation allowance associated with the release is $103.2 million. A valuation allowance remains in place for the deferred tax assets of the Company's Mexican and Puerto Rican operations.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

10. ENVIRONMENTAL LIABILITIES

          The Company's environmental liabilities consist of remediation, closure and postclosure liabilities (including Superfund liabilities) and asset retirement obligation liabilities. The Company's operating permits, which allow its branch, recycle and oil facilities to collect, re-refine and recycle various hazardous and nonhazardous waste streams and oil products, require the Company to perform certain tasks at each facility upon closure. These mandated tasks constitute a legal asset retirement obligation as defined under ASC 410 and are accrued as a liability by the Company.

          The Company's liabilities for remediation, closure, postclosure and asset retirement obligations were as follows (in thousands):

	December 25, 2010	December 31, 2011
Current portion of environmental liabilities	$6,437	$6,596
Long-term portion of environmental liabilities	49,456	54,592

Total environmental liabilities	$55,893	$61,188

          The changes in environmental liabilities were as follows (in thousands):

	Asset Retirement Obligations	Remediation, Closure and Postclosure (Including Superfund)	Total
December 26, 2009	$13,316	$42,203	$55,519
Changes in estimated costs	—	4,454	4,454
Accretion	1,894	—	1,894
Foreign currency translation	30	443	473
Facility retirement	(217)	217	—
Payments	—	(6,447)	(6,447)

December 25, 2010	15,023	40,870	55,893

Changes in estimated costs	—	12,926	12,926
Accretion	2,169	—	2,169
Foreign currency translation	(14)	(137)	(151)
Facility retirement	(499)	499	—
Payments	—	(9,649)	(9,649)

December 31, 2011	$16,679	$44,509	$61,188

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

10. ENVIRONMENTAL LIABILITIES (Continued)

          Anticipated payments on remediation, closure and postclosure activities for each of the next five years and thereafter are as follows (in thousands):

Fiscal Year
2012	$6,596
2013	6,596
2014	6,112
2015	3,608
2016	1,899
Thereafter	19,698

Total	$44,509

11. LONG-TERM DEBT AND OTHER FINANCING

          Long-term debt consisted of the following (in thousands):

	December 25, 2010	December 31, 2011
Senior credit facility:
Term loan	$220,800	$218,500

Total debt	220,800	218,500
Less current portion	(2,300)	(2,300)

Total long-term debt	$218,500	$216,200

          Senior Credit Facility — The Company's Senior Credit Facility ("Credit Facility") consisted of a $100.0 million revolving credit facility (the "Revolver"), a $48.0 million letter of credit facility (the "LOC"), and a $230.0 million term loan facility (the "Term Loan"). The Credit Facility contained an expansion feature up to $100.0 million, which was subject to certain conditions. Certain of the Company's stockholders were participants in the Credit Facility. The Revolver was due in August 2012 and both the Term Loan and LOC were due in August 2013. The Credit Facility was collateralized by a first lien on substantially all of the assets of the Company.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

11. LONG-TERM DEBT AND OTHER FINANCING (Continued)

          The Credit Facility contained certain rates and fees over the term of the loan, which include the following:

Revolver	—	The Revolver provided for interest at LIBOR plus the applicable margin ranging from 2.25% to 3.00% or prime rate plus the applicable margin ranging from 1.25% to 2.00%, in each case based on the Company's leverage ratio. Interest on Eurodollar borrowings could be locked-in for periods of up to six months. The Company had the right to elect the interest period and a rate for Eurodollar borrowings in increments of one, two, three or six-month periods. Interest was paid quarterly on prime loans and Eurodollar loans were paid based on the last day of an interest period, with the exception of six month interest periods, which were required to be paid after three months. At December 31, 2011, LIBOR was 0.31% and the prime interest rate was 3.25%.
	—	Unused commitment commission was determined by facility use and ranged from 0.25% to 0.50% based on the Company's leverage ratio and is payable quarterly.
Letter of Credit
Facility	—	Quarterly LOC fee was calculated as defined in the credit agreement and was approximately 3.15%. The Company also paid a fronting fee of approximately 0.13% per annum on the average daily amount of the LOC exposure.
Term Loan	—	The Term Loan bore interest at LIBOR plus 3.00% or prime rate plus 2.00%. Interest on Eurodollar borrowings could be locked in for periods of up to six months. The Company had the right to elect the interest period and rate consistent with the terms of the Revolver.

          Revolver — A portion of the Revolver under the Credit Agreement, not in excess of $30.0 million, was available for the issuance of letters of credit. The Company had $100.0 million of borrowing capacity available under the Revolver as of December 25, 2010 and December 31, 2011.

          Letter of Credit Facility — As of December 31, 2011, the Company utilized $39.7 million of the $48.0 million LOC facility under the Credit Facility. The rate on the LOC facility utilized was approximately 3.15%.

          Term Loan — The Term Loan under the Credit Facility required quarterly principal payments of $575 thousand. The Company had an interest rate swap agreement with a notional amount of $50.0 million that converted a portion of its variable rate debt to a fixed rate at 2.97% and expired during October 2011. At December 31, 2011, the interest rate on the Term Loan was approximately 3.31%.

          The Credit Facility required the Company to maintain compliance with specific financial covenants, including a leverage ratio and an interest coverage ratio. The Credit Facility included restrictions as to, among other things, the payment of cash dividends, additional indebtedness, asset sales, and capital and environmental expenditures. Further, the Credit Facility described certain conditions and events that could cause an acceleration of the amounts then outstanding

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

11. LONG-TERM DEBT AND OTHER FINANCING (Continued)

under the Credit Facility. These events included, but were not limited to, the Company not maintaining compliance with certain financial covenants or a change in control. The Company was in compliance with all debt covenants as of December 25, 2010 and December 31, 2011. In addition, the Company could have been required, under certain circumstances, to prepay borrowings under the Credit Facility based on a percentage of "excess cash flow" (as defined in the credit agreement). The Company does not expect there to be any excess cash flow prepayments due in fiscal year 2012. The Company was entitled to prepay the term loan, in whole or in part, in minimum amounts without penalty.

          The aggregate principal repayments required in fiscal years 2012 through 2013 related to the Company's debt obligations are as follows (in thousands):

Fiscal Year
2012	$2,300
2013	216,200

Total	$218,500

          The Company amended and restated its current Credit Facility (the "Amended Credit Facility") in February of 2012. The new maturity date for both the revolver and the term loan is five years from the closing date. In addition, the Company increased its revolver from $100.0 million to $225.0 million. The amended revolver includes a $100.0 million letter of credit sub-facility, which allowed the Company to terminate its existing synthetic letter of credit facility. The initial size of the term loan is $225.0 million.

          Quarterly loan payments of $625 thousand are required on the term loan commencing on April 2, 2012 and continuing until the maturity date. The final payment on the term loan is due on the maturity date and will be equal to the amount of principal then outstanding. The amended terms include releasing the Company's Canadian subsidiary from its guaranty and security obligations, adding additional capital expenditure flexibility to allow for up to $100.0 million for re-refinery expansion, adding acquisition flexibility of up to $100.0 million annually and giving the Company flexibility to purchase up to $50.0 million of its shares. The Amended Credit Facility has specific financial covenants, restrictions, and an "excess cash flow" calculation substantially consistent with those noted under the Credit Facility. The pricing of the amended term loan is LIBOR plus 3.75% (with a 1.25% LIBOR floor) and the Revolver is initially priced at LIBOR plus 3.25%, with future pricing determined based upon the Company's leverage ratio. The Term Loan also includes a 1% fee if the Company elects to repay the loan within one year of the closing date.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

          The Company has entered into a variety of agreements that represent commitments of future performance. In addition, the Company manages various contingent matters that include estimates for retained insurance risks, financial assurance requirements and legal proceedings.

Commitments

          Lease Commitments — The Company enters into various leases primarily for real property, equipment, and vehicles under various terms and conditions. Certain of the Company's leases include scheduled base rent increases over the respective lease terms. The total amount of base rent payments, net of allowances and incentives, is being charged to expense using the straight-line method over the terms of the leases.

          The following table represents the non-cancelable contractually stated minimum future lease payments (in thousands):

Fiscal Year	Operating Leases
2012	$15,674
2013	10,854
2014	8,368
2015	5,397
2016	2,886
Thereafter	3,590

Total	$46,769

          Total rent expense under operating leases was $26.6 million, $22.9 million and $22.3 million for fiscal years 2009, 2010 and 2011, respectively.

          Information Technology — The Company has outsourcing arrangements with various independent companies to provide information technology support. The payments related to these arrangements were $7.2 million for fiscal year 2011 and are expected to be $8.7 million, $2.7 million and $1.3 million for fiscal years 2012, 2013 and 2014, respectively.

          Plant Expansions — The Company has commitments related to its oil business of $7.8 million related to oil refinery expansion.

Contingencies

Liability Insurance — The Company's insurance programs for certain workers' compensation, general liability (including product liability) and automobile liability carry self-insured retentions up to certain limits. Claims in excess of these self-insurance retentions are fully insured. For claims within the workers' compensation, general liability (including product liability) and automobile liability self-insured retentions, the Company estimates these liabilities based on actuarially determined estimates of the incurred but not reported claims plus any portion of incurred but not paid claims and premiums. These estimates are generally within a range of potential ultimate outcomes.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

          The Company's medical, dental and vision employee benefits are self-insured up to certain limits, and the Company's liabilities include both an accrual for an estimate of the incurred but not reported claims that is calculated using historical claims data and an accrual for the incurred but not paid claims and premiums. With the exception of short-term disability, which is a salary continuance program, and the medical, dental and vision benefits, the Company's remaining employee benefits plans are fully insured.

          These liabilities are classified as follows in the accompanying consolidated balance sheets:

	December 25, 2010	December 31, 2011
Current liabilities:
Included in accrued salaries and benefits	$3,477	$3,601
Included in accrued other liabilities	6,303	6,303

	9,780	9,904
Long-term liabilities:
Included in other long-term liabilities	18,187	18,751

Total liabilities related to self-insurance programs	$27,967	$28,655

          While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims. Adjustments, if any, to estimates recorded resulting from ultimate claim payments will be reflected in results of operations in the periods in which such adjustments are known.

          Financial Assurance — Under the Resource Conservation and Recovery Act ("RCRA"), the Toxic Substances Control Act and analogous provincial and state statutes, owners and operators of certain waste management facilities are subject to financial assurance requirements to ensure performance of their closure, postclosure and corrective action obligations.

          In connection with closure, postclosure and corrective action requirements of certain facility operating permits, the Company had provided financial assurances in the form of insurance policies and performance bonds to the applicable regulatory authorities and also provided letters of credit to the Company's financial assurance provider totaling $23.7 million and $11.8 million as of December 25, 2010 and December 31, 2011, respectively.

Legal Proceedings

          The Company had claims, excluding environmental claims, in which management has assessed that an unfavorable outcome is probable and has accrued for such claims in the amount of $1.1 million and $457 thousand, as of December 25, 2010 and December 31, 2011, respectively.

          Product Liability Cases — The Company is named as a defendant in various lawsuits that are currently pending in various courts and jurisdictions throughout the United States, including approximately 70 proceedings as of December 31, 2011, wherein persons claim personal injury

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

resulting from the use of the Company's parts cleaning equipment or cleaning products. These proceedings typically involve allegations that the solvent used in the Company's parts cleaning equipment contains contaminants and/or that the Company's recycling process does not effectively remove the contaminants that become entrained in the solvent during their use. In addition, certain claimants assert that the Company failed to warn adequately the product user of potential risks, including a historic failure to warn that solvent contains trace amounts of toxic or hazardous substances such as benzene. The Company maintains insurance that it believes will provide coverage for these claims (over amounts accrued for self-insured retentions and deductibles in certain limited cases), except for punitive damages to the extent not insurable under state law or excluded from insurance coverage. The Company believes that these claims lack merit and has historically vigorously defended, and intends to continue to vigorously defend itself and the safety of its products against all of these claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2011. From December 31, 2011 to August 14, 2012, 10 product liability claims were settled or dismissed. Due to the nature of these claims and the related insurance, the Company did not incur any expense as the Company's insurance provided coverage in full for all such claims. The Company may be named in similar, additional lawsuits in the future, including claims for which insurance coverage may not be available.

          General Environmental — The Company's hazardous and industrial waste services are continuously regulated by federal, state, provincial and local laws enacted to regulate the discharge of materials into the environment or primarily for the purpose of protecting the environment. This inherent regulation results in the Company becoming a party to judicial or administrative proceedings involving all levels of governmental authorities and other interested parties. The issues involved generally relate to applications for permits and licenses by the Company and its conformity with legal requirements and alleged violations of existing permits and licenses.

  Significant Litigation, Environmental and Regulatory Proceedings

  •
  Clean Harbors Indemnification.  Effective September 7, 2002, our predecessor company completed the sale of certain assets and liabilities of the Chemical Services Division (the "CSD") to Clean Harbors. Under the sale agreement, Clean Harbors assumed known liabilities for which our predecessor company had recorded liabilities of $250.4 million at August 31, 2002. Clean Harbors also agreed to indemnify the Company against certain additional contingent liabilities related to the former CSD operations.

    There can be no assurance that Clean Harbors will agree with the Company's classification of all of these contingent claims. Clean Harbors has disputed liability at certain Superfund sites, although these disputes have not resulted in any liability for the Company to date. In the event that Clean Harbors does not agree on the proposed classification of all claims and is ultimately successful in its classification, or if Clean Harbors otherwise does not or is unable to meet its obligations with respect to the assumed liabilities, the Company could be subject to material claims that could adversely affect the Company's financial condition, cash flows and results of operations. However, the Company believes it is protected in

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

    some respects from these liabilities because the CSD legal entities were dissolved in bankruptcy proceedings, and the Company has no direct connection to any CSD-related facilities. Additionally, there is a risk that the Company may face future CERCLA liability as a former owner or operator of certain CSD facilities should a former facility become a Superfund site and Clean Harbors fails to satisfy its indemnification obligations to the Company.

  •
  New Jersey Natural Resources Damages Claim.  In September 2003, the New Jersey Department of Environmental Protection issued to a Company subsidiary and approximately 40 other recipients a "Directive No. 1" for the Lower Passaic River. The Directive was issued under the authority of the New Jersey Spill Compensation and Control Act and alleged that the recipients were responsible for discharges that caused or contributed to sediment contamination in the Lower Passaic River. The Directive sought performance of a natural resource damage assessment of the Lower Passaic River watershed, performance of interim compensatory restoration in the watershed and the execution of an administrative consent order for the watershed. The Company's subsidiary tendered the Directive for indemnification to McKesson, from whom the Company acquired McKesson Envirosystems. In accordance with its contractual obligations McKesson has agreed to assume this liability, and defend and indemnify the Company on this claim going forward. In February 2007, McKesson agreed to resolve this matter with the USEPA and participate in an Administrative Order on Consent. The Company believes that its liability at the site will be resolved and that the Company will be indemnified by McKesson from other CERCLA-type claims in the future. As a result, the Company does not expect any financial impact to the Company. However, if for any reason McKesson does not or is unable to meet its obligations with respect to the assumed liabilities, the Company could be subject to material claims that could adversely affect the Company's consolidated financial results.

  •
  Biological Processors of Alabama Superfund Site (BPA site).  The Company has been identified as the largest (by volume) PRP at the BPA site. In early 2010, the USEPA forced all of the PRPs to initiate a removal action of contaminated waste water and sludge that was left on site when the Company's disposal vendor abandoned the property. The Company, which has a 57% responsibility allocation at the BPA site, took the lead role in the PRP group and negotiated a cleanup order ("Order") with the USEPA to clean the BPA site. In July 2010, the work was completed and the USEPA closed the Order. In November 2011, the USEPA asserted a claim for past costs which are recoverable under CERCLA. The PRP group agreed to settle that claim with the USEPA and the Company paid $1.2 million as its share of that settlement. This settlement will close the BPA site and no future liability is anticipated.

  •
  Ecological Systems, Inc. (ESI site).  The Company has been identified as the largest (by volume) potentially responsible party at the ESI site. ESI was the Company's largest disposal vendor for non-hazardous waste water for the last several years and filed for Chapter 7 bankruptcy in October 2010. Shortly thereafter, the Company received a General Notice of Potential Liability notice from the USEPA and joined with other PRPs to form a cooperative group to undertake the removal action. Under the PRP group allocation, the

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

    Company has a 43% share of the responsibility of a cleanup that, in total, is estimated to be $7.6 million. The PRP group is actively pursuing settlements with other parties and insurance carriers and remains active in the ESI bankruptcy proceedings. Separately, the Company has claimed that the outstanding receivable to ESI of approximately $483 thousand should be set-off by the amount of the Company's liability for the environmental cleanup although no such set-off has yet occurred in the Company's consolidated financial statements. The Company has also made a claim against ESI's insurers under its contract with ESI which required the Company to be named as an additional insured. In 2011, the Company spent $1.7 million on this matter and had an additional $1.5 million accrued as an environmental liability at December 31, 2011.

  •
  Omega Chemical Superfund Site (Omega site).  On September 9, 1994, the Company was identified by the California Department of Toxic Substances Control ("DTSC") as one of 142 PRPs, each of whom allegedly sent more than 10 tons of hazardous waste during the years 1988-1992 to the Omega Chemical Corporation in Whittier, California. Approximately 2,860 other generators sent waste to the Omega site but were not identified as PRPs by DTSC. Since then, the USEPA has taken over jurisdiction of this matter and has been requiring the PRP group to remediate the Omega site. The Company has an active role on the PRP steering committee for this site. The cleanup is very complex and involves three separate operable units requiring remediation. Each of the three operable units is being addressed differently by the PRP group, and these three units are in varying stages of analysis or remediation. The current estimate to complete the overall remediation for the Omega site, as modeled by the engineers hired by the PRP group, is expected to last until 2042. At December 31, 2011, the Company has an environmental reserve with respect to this site of $3.3 million. Given the complexity of the site, however, it is possible that additional or more expensive remedial activities may be required in the future. The Company is currently unable to estimate its ultimate liability relating to the additional remedial activities, if such activities are required.

  •
  California Wage and Hour Claim.  Three separate class action lawsuits have been filed in California courts against the Company since November 2005 alleging unpaid overtime, wages for break and meal periods, violations of state wage statement requirements or similar claims. The named plaintiffs are former customer service representatives ("CSRs") of the Company and the putative classes appear to include all CSRs and "Tanker Truck Drivers" employed by the Company in California since November 2002. The two later-filed cases originally filed in Southern California, were transferred to the United States District Court, Northern District of California, before the same judge as the first filed case. In July 2008, the Company was granted summary judgment in the first case on the primary claims (meal and rest break violations) and subsequently settled the remaining claims related to the form of the Company's wage statement for California employees for $210 thousand, of which $113 thousand was refunded in April 2010 due to a lower than anticipated participation by potential class members. In March 2010, the Court granted plaintiffs' request for statutory attorneys' fees, awarding the plaintiffs $320 thousand. The Company appealed this ruling, but the ruling was sustained in August 2011. The Company satisfied the attorneys' fee award, plus interest and attorneys' fees on appeal, by paying $359 thousand

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

    in September 2011. The second filed case was dismissed with prejudice in 2007. The third case involves the failure to pay overtime to certain employees based on their classification. The Company disputes that there was an improper classification and contends that the employees were exempt from overtime under both federal and state exemptions. In December 2010, the Court, which had previously conditionally certified a class action, decertified the case as a class action, allowing one plaintiff to proceed individually (with the possibility, if he is successful, of employing California's Private Attorney General Act on behalf of a class). The trial of this individual claim has been set for February 2013. California law is not clear on the issues remaining in the individual case, and the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to the remaining matters as of December 31, 2011.

  •
  Illinois Wage and Hour Claims (Smith and Brooks).  In October 2010, a then current employee (Smith) filed a complaint, individually and on behalf of all similarly situated employees of the Company located at the Dolton Recycle Center, in the United States District Court for the Eastern District of Illinois alleging that the Company violated wage and hour laws by failing to pay employees for periods when they were donning and doffing work uniforms and personal protective equipment ("PPE"), walking between the employee locker room and time clock and showering. The plaintiffs contend that when unpaid time is added to their weekly schedule, they worked unpaid overtime hours. The Company disputed that this time is legally compensable but, in any event, pays the employees an additional quarter hour per day beyond their timecard and provides a 30-minute paid lunch period that the Company is not legally required to pay. Together, these voluntary payments and credits far exceed the amount of time the employees claim they are entitled to for donning and doffing of PPE, walking between the locker room and time clock and showering. The Company opposed the plaintiffs' request to certify a class but the Court conditionally granted certification. After notice to all potential class members, only 12 individuals joined the lawsuit as class members. Following extensive discovery, the Company moved to dismiss the case as not legally supportable and to decertify the class. In January 2012, the Court denied the Company's motion to dismiss but granted the Company's motion to decertify the class, allowing the original plaintiff to proceed individually and requiring the former class members to file individual lawsuits if they wanted to proceed. Ten of the 12 dismissed class members filed individual lawsuits following dismissal of the class, while two former class members opted not to proceed with suit. Trial of the originally filed claim was held between July 9 and July 11, 2012, with the jury finding for the plaintiff and awarding him $1,528. A request for attorney's fees will be made and the Company is in negotiations to resolve that aspect of the claim as well as the individual claims filed by the former class members after decertification. In October 2011, a second class lawsuit (Brooks) involving a broader potential class was filed by the same law firm and alleging the same violations as the Smith case. The Company continues to dispute the merits of this second class action but are in negotiations to resolve this matter with the other cases. The Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2011.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

  •
  Denton OTR Driver Claims.  In January 2011, five former over the road ("OTR") drivers from the Company's Denton distribution center and recycle center filed a lawsuit in the United States District Court for the Eastern District of Texas in connection with their early 2010 termination from employment after an audit of driver DOT mandated logs and pay sheets revealed numerous discrepancies in violation of company policy and applicable standards for OTR drivers. The former drivers allege age discrimination and seek past and future wage loss, statutory liquidated damages, compensatory damages for mental anguish and pain and suffering, punitive damages and attorneys' fees. The parties have engaged in extensive factual discovery, which has confirmed that the OTR drivers falsified their driving logs in violation of policy, with no evidence that the Company's decision to terminate the OTR drivers was motivated by age or any other impermissible consideration. The Company filed a motion for summary judgment in March 2012, which was denied in late June 2012. The matter has been set for trial in May 2013. Barring success on this motion, the matter will be set for trial in late summer or early fall of 2012. Plaintiffs' current demand, for all 5 cases, is $800 thousand, which the Company has rejected. The Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2011.

  •
  Alabama Class Action Claim.  In October 2010, two customers filed a complaint, individually and on behalf of all similarly situated customers in the State of Alabama, in state court in Alabama alleging that the Company improperly assessed fuel surcharges and extended area service fees. The Company disputes the basis of the claims on numerous grounds, including that the Company has contracts with numerous customers authorizing the assessment of such fees and that in cases where no contract exists the Company provides customers with a document at the time of service reflecting the assessment of the fee, followed by an invoice itemizing the fee. It is the Company's position that it had the right to assess fuel surcharges, that the customers consented to the charges and that the surcharges were voluntarily paid by the customers when presented with an invoice. The lawsuit is still in its initial stages of discovery. A hearing on the request for class certification is set for January 2013. In late June 2012, a nearly identical lawsuit was filed by the same law firm on behalf of a California-based customer. The lawsuit contends, under various state law theories, that the Company impermissibly assessed fuel surcharges and late payment fees, and seeks certification of a class of California customers only. The Company will assert the same defenses as in the Alabama litigation. The Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of December 31, 2011.

  •
  Harris Incident.  In August 2010, a Company vehicle being driven by an employee of a third party hired to transport the vehicle from Mobile, Alabama to Chattanooga, Tennessee was involved in a serious accident, resulting in the death of the passenger and significant injuries to the driver. Based on the investigation by local police, the driver of the other vehicle was at fault, although this conclusion has been called into question in discovery. The facts surrounding the cause of the accident are in dispute and there are unique aspects to Alabama law that could affect the assessment of liability. A complaint naming the Company, its local branch manager, the third party company and its driver was filed in early January

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

    2011, with counts of general negligence, negligent hiring and negligent maintenance of the Company vehicle. There is a question about whether the Company's insurance would provide coverage to the third party driver after his company's insurance is exhausted. The Company's insurer has accepted defense of the driver and his employer subject to a reservation of rights. The Company disputes responsibility and is contesting the matter. The matter is set for mediation in mid-September 2012, and for trial on October 1, 2012. This matter is covered under the Company's insurance program, which has a $3.0 million self-insured retention for automobile accidents and the Company has accrued $2.0 million as of December 31, 2011 in accrued other liabilities, as a component of its self-insurance liability, in the consolidated balance sheet as of December 31, 2011.

  •
  Tanner Incident.  In April 2010, a complaint against the Company and its driver was filed in the 14th District Court for Dallas County alleging injuries resulting from an automobile accident during 2008. The plaintiff contends that as a result of the accident, debilitating physical injuries were sustained that have substantially interfered with the plaintiff's ability to work and continue to result in pain and suffering in addition to medical treatment. Prior to commencement of the suit, the plaintiff demanded $1.3 million based on lost earnings capacity and physical injuries, a number that was refined after the suit was filed to $3.8 million. The case was mediated in May 2011 and the case was settled for $1.9 million. The matter is covered under the Company's insurance program, which has a $3.0 million self-insured retention for automobile accidents, so the Company was responsible for and paid the entire $1.9 million settlement amount in June 2011.

  •
  Clean Harbors Matter.  In January 2011, Clean Harbors, Inc. sued the Company in connection with the Company's December 2010 exercise of a contractual call right to purchase 1.4 million shares acquired by Clean Harbors for $7.50 per share from certain former employees who acquired the shares upon the exercise of their options in the Company's stock. The call rights entitled the Company to purchase the shares from Clean Harbors at their fair market value as determined by the Company's human resources and compensation committee in its good faith discretion, taking into account such factors as it deems appropriate. The committee determined that $7.50 per share was the fair market value of the shares based on, among other considerations, the following factors: Clean Harbors purchased the same shares for $7.50 per share from the former employees; Clean Harbors' purchase of the shares for $7.50 per share was the most recent transaction involving the purchase and sale of the Company's stock; the shares represented only approximately 3.0% of the Company's common stock on a fully-diluted basis; and the Company is a private, closely-held company. The plaintiff asserts three causes of action against the Company: (1) a declaration that a committee of the Company's Board of Directors failed to make a good faith determination of the fair market value of the stock acquired by Clean Harbors when the Company exercised its call right, (2) breach of contract, and (3) breach of the covenant of good faith and fair dealing. The Company disputes the factual and legal bases of the complaint and will vigorously defend itself in the litigation. The Company filed a motion to dismiss the matter in March 2011, which motion was denied in December 2011. The parties are proceeding with discovery, which will occur throughout 2012. Because Clean Harbors has not yet provided the court or us with its

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

12. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

    determination of the fair market value of the stock at issue, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact, if any, with respect to this matter at December 31, 2011.

  •
  Nova Scotia Property Dispute.  The Company's Canadian Subsidiary leased two facilities, (collectively, the "Properties"), from Roycom through 2001. In June 2002, Roycom began proceedings against the Company seeking damages for the cost to remediate contamination and the loss in value of the Properties. In May 2009, the Company resolved the dispute by paying CDN 887 thousand of Roycom's past costs, reaffirming its responsibility to remediate the Properties. The Company also agreed to guarantee that Roycom would receive CDN 6.2 million from the sale of the Properties and to cover any shortfall between the sales price and CDN 6.2 million. In September 2010, Roycom received an offer on the property of CDN 4.5 million from a Toronto based real estate investment trust. The Company accepted the offer and paid the shortfall of CDN 1.7 million in 2010 in full settlement of the matter.

  •
  South Coast Air Quality Management District ("SCAQMD") Claims. In 2008 and 2009, the Company was served with 42 Notices of Violation from the SCAQMD in California for civil violations of SCAQMD Rule 1171. SCAQMD Rule 1171 prohibits the use of solvent, except for certain exempt uses, within the district. In February 2008, Rule 1171 was amended to expand the scope of the rule to include distributors. The Notices of Violation against the Company relate to customers that were not converted to a compliant cleaning solution under Rule 1171. Since the passage of the rule, the Company has been actively working to convert its customers in the air district to a compliant cleaning solution. In November 2009, the Company attended a conference with representatives from the Los Angeles City Attorneys office, the SCAQMD and the District Attorney's offices from Orange, Los Angeles, Riverside and San Bernardino counties (collectively the "Agencies"). The Agencies asserted penalties for non-compliance with Rule 1171, and also alleged violations relating to false advertising and unfair trade practices, among other claims. On April 7, 20l0, the Company settled this matter for $15.0 million and recognized this amount in the Company's consolidated statement of operations for fiscal year 2009. As part of the settlement, the Company will be subject to a permanent injunction related to ensuring compliance with the Rule.

          Other Legal Matters — The Company is a party to various other general legal proceedings that arise in the ordinary course of business. While the results of these other additional matters cannot be predicted with certainty, the Company currently believes that losses, if any, resulting from the ultimate resolution of these other additional matters will not have a material adverse effect on the Company's consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

13. STOCKHOLDERS' EQUITY

          Common Stock and Preferred Stock Shares — The Company is a Delaware corporation. The Company's Amended Certificate of Incorporation authorizes 160 million shares comprised of 150 million common shares at $0.01 par value and 10 million preferred shares at $0.01 par value. The Company had common stock at stated capital of $529 thousand and $512 thousand reflecting approximately 53 million and 51 million common shares issued and 51 million outstanding as of December 25, 2010 and December 31, 2011, respectively.

          Voting — The holders of the Company's common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of Board of Director (the "Board") members, and do not have any right to cumulate votes in the election of Board members.

          Dividends — Subject to the rights and preferences of the holders of any series of preferred stock which may at the time be outstanding, and the restrictive terms of the Credit Facility, which generally prohibit the payment of dividends, holders of the Company's common stock are entitled to such dividends as the Board may declare out of funds legally available. See Note 21.

          Liquidation rights — In the event of any liquidation, dissolution or winding-up of the Company's affairs, after payment of all of the Company's debts and liabilities and subject to the rights and preferences of the holders of any outstanding shares of any series of the Company's preferred stock, the holders of the Company's common stock will be entitled to receive the distribution of any remaining assets.

          Treasury Stock — In December 2010, the Company repurchased 1.7 million shares of the Company's common stock for $12.8 million, which was accounted for using the cost method (see Note 14). The Company includes treasury stock as a component of stockholders' equity. In June 2011, the Company repurchased 100 thousand additional shares of the Company's common stock for $1.1 million. Concurrent with the June 2011 transaction, the Board unanimously approved the cancellation of all treasury stock outstanding, which reduced common stock, additional paid-in capital and treasury stock.

          Accumulated Other Comprehensive Income — Accumulated other comprehensive income consisted of the following for fiscal years (in thousands):

	2010	2011
Currency translation adjustment	$5,965	$4,727

Accumulated other comprehensive income	$5,965	$4,727

14. STOCK AWARD PLANS

          On August 31, 2004, the Company's Board approved the Safety-Kleen Equity Plan (the "Equity Plan") and reserved 7.3 million shares of the Company's common stock for issuance under the Equity Plan, of which 1,748,591 are available for future grants as of December 31, 2011. The Equity Plan is administered by the Human Resources and Compensation Committee of the Board.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

14. STOCK AWARD PLANS (Continued)

Stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), stock bonuses and other awards (collectively, "Awards") may be granted under the Equity Plan.

          Stock Options — The Company's stock options are granted with an exercise price approximating the fair value of the Company's common stock at the grant date. The Company's stock options vest, generally ratably, over a three to four year vesting period. Outstanding stock options have a term of 10 years from the date of grant.

          The fair value of each option grant of equity classified awards has been estimated as of the grant date, using the Black-Scholes Model with the following weighted average assumptions for fiscal years:

	2009	2010	2011
Risk-free interest rate	3.04%	—	—
Expected life	6.25 years	—	—
Expected volatility	40.81%	—	—
Dividend rate	0.00%	—	—

          The risk-free rates are based on U.S. Treasury Yield Curve Rates with remaining terms equal to the expected life of each award. The expected life of each award granted was calculated using the simplified method. The volatility is based on the historic volatility of companies within related industries that have publicly traded equity securities, as the observable share-price volatility is not available because the Company's common stock is not currently publicly traded. Expected dividend yield is based on the expectation of no future dividend payouts.

          As described in Note 2, the Company concluded in 2011 that its outstanding stock options were modified and all outstanding stock options became liability classified awards. All such awards were equity classified awards during 2009 and 2010. Compensation cost of approximately $11 million was recognized in 2011 related to the liability-classified awards.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

14. STOCK AWARD PLANS (Continued)

          Stock option activity was as follows:

		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding — December 27, 2008	4,722	$3.93	6.43

Granted	60	7.67
Exercised	(440)	3.18
Forfeited	(45)	15.43
Expired or cancelled	(49)	9.05

Outstanding — December 26, 2009	4,248	3.88	5.44

Granted	—	—
Exercised	(2,151)	3.20
Forfeited	(11)	8.68
Expired or cancelled	(29)	9.32

Outstanding — December 25, 2010	2,057	4.49	4.56

Granted	—	—
Exercised	(123)	3.19
Forfeited	(7)	13.63
Expired or cancelled	(44)	15.00

Outstanding — December 31, 2011	1,883	4.30	3.52	$14,626

Options exercisable — December 31, 2011	1,849	$4.20	3.46	$14,532

          The total intrinsic value of options exercised during fiscal years 2009, 2010 and 2011 was $1.0 million, $7.9 million and $909 thousand, respectively.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

14. STOCK AWARD PLANS (Continued)

          The following table summarizes the status of the Company's stock options and changes during the fiscal years then ended:

Nonvested Options	Options (in thousands)	Weighted Average Grant Date Fair Value
Nonvested at December 27, 2008	452	$7.06

Granted	60	3.44
Vested	(246)	4.83
Forfeited	(45)	11.36

Nonvested at December 26, 2009	221	7.81

Granted	—	—
Vested	(106)	7.52
Forfeited	(11)	5.15

Nonvested at December 25, 2010	104	8.37

Granted	—	—
Vested	(63)	9.89
Forfeited	(7)	9.78

Nonvested at December 31, 2011	34	5.29

          There were no options granted during fiscal year 2011.

          As of December 31, 2011, unrecognized compensation expense related to nonvested options is $84 thousand, which is expected to be recognized over a weighted average period of 1.4 years. The total fair value of options vested during fiscal years 2009, 2010 and 2011 was $1.4 million, $795 thousand and $733 thousand, respectively.

          In December 2010, certain former executives exercised 1.7 million stock options. 1.4 million of the resulting common shares were sold by the former executives to a third party while 300 thousand shares were retained by a former executive. Prior to year end, the Company exercised its irrevocable call right and purchased the 1.7 million common shares at $7.50 per share and recorded such as treasury stock. The call of the common stock shares was pursuant to each individual's respective stock purchase agreement.

          In 2011, the third party filed a complaint disputing the purchase price and believes that the shares had a fair value on the date of the exercise of the call right greater than the purchase price paid by the Company (see Note 12). The Company disputes the factual and legal bases of the complaint and will vigorously defend itself in the litigation. The Company is unable to ascertain the monetary liability or financial impact, if any, of this matter.

          In June 2011, a former executive exercised 100 thousand options. The Company repurchased the 100 thousand shares of the Company's common stock directly from the former executive at $10.75 per share. Concurrent with the June 2011 transaction, the Board unanimously approved the

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

14. STOCK AWARD PLANS (Continued)

cancellation of all treasury stock outstanding, which reduced common stock, additional paid-in capital and treasury stock.

          Compensation expense related to all stock options is recognized, using the straight-line method, over the vesting period. The Company recognized expense of $874 thousand, $1.5 million and $11.6 million in fiscal years 2009, 2010 and 2011, respectively.

          RSUs — During fiscal years 2004 and 2005, the Company awarded certain employees and Board members RSUs, which entitle the recipient to receive shares of the Company's common stock in exchange for the vested RSU.

          The majority of the RSUs vested in four equal increments on the first four anniversaries of the beginning of the vesting period which preceded the grant date. The remaining RSUs vested approximately two years from the grant date. All RSUs awarded were fully vested as of December 29, 2007 and there were no RSUs granted, exercised, forfeited or expired/cancelled during fiscal years 2009, 2010 or 2011.

          As of December 26, 2009, December 25, 2010 and December 31, 2011, there were 684 thousand RSUs outstanding.

          Compensation expense related to all RSU grants was recognized, using the straight-line method, over the vesting period stated above. No compensation expense was recognized in fiscal years 2009, 2010 or 2011.

15. REGISTRATION RIGHTS AGREEMENT

          On July 17, 2006, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with certain stockholders ("Rights Agreement Parties") of the Company. Pursuant to the terms of the Registration Rights Agreement, and subject to certain restrictions, the Rights Agreement Parties may request the Company to effect a registration of all or a portion of such Rights Agreement Parties' shares of common stock. The Company shall not be obligated to affect more than five registrations pursuant to such requests. The amount of shares that the Company shall be obligated to register is subject to cut-back based upon the number of shares that an underwriter advises can be sold without having a material adverse effect on the offering. Each of the Rights Agreement Parties has also been granted standard "piggy-back" registration rights on both registrations undertaken at the request of Rights Agreement Parties or other third persons and registrations undertaken for the sale of shares for the Company's account. Further, each of the Rights Agreement Parties and the Company agreed to lock-up agreements with respect to such Rights Agreement Parties' shares of common stock in connection with a registration of any of the Rights Agreement Parties' shares of common stock.

16. FAIR VALUE MEASUREMENTS

          The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures ("ASC 820") which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

16. FAIR VALUE MEASUREMENTS (Continued)

value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

  •
  Level 1 — Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

  •
  Level 3 — Unobservable inputs based on the Company's assumptions.

          ASC 825, Financial Instruments, allows companies to measure many financial assets and liabilities at fair value. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose between different measurement attributes for similar types of assets and liabilities. The Company did not elect to report any assets or liabilities at fair value under the provisions of ASC 825.

          The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis (in thousands):

	Fair Value as of December 25, 2010
	Level 1	Level 2	Level 3	Total
Assets
Derivative Instruments	$—	$—	$—	$—
Liabilities:
Derivative Instruments(1)	$—	$1,101	$—	$1,101

	Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Derivative Instruments(2)	$—	$278	$—	$278
Liabilities:
Derivative Instruments(2)	$—	$2,464	$—	$2,464
Stock Option Awards(3)	$—	$14,551	$—	$14,551

(1)
Fair value based on present value of future cash flows using LIBOR forward rate curve.

(2)
Fair value based on present value of cash flows using crude oil forward rate curve.

(3)
Fair value of stock options determined using Black-Scholes Model (See Note 14).

          Carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable — net and accounts payable approximate fair value due to the short-term nature of these instruments. The fair value of long-term debt was based upon valuations from bank and market quotations.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

16. FAIR VALUE MEASUREMENTS (Continued)

          The carrying value and fair value of the Company's long-term debt were as follows:

	December 25, 2010		December 31, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$220,800	$208,104	$218,500	$211,034

17. EMPLOYEE BENEFIT PLANS

          Defined Contribution Plan — The Company offers, to all eligible employees, the opportunity to participate in its defined contribution employee benefit plan. The Company's matching contribution was 50% of the participant's contribution up to 6% of the participant's annual compensation, for fiscal year 2008 and early fiscal year 2009. The Company's matching contribution was suspended during the first quarter of 2009. The Company's matching contribution was reinstated during the first quarter of 2011 at a rate of 25% of the participant's contribution up to 4% of the participant's annual compensation. The Company's matching contributions were $788 thousand, $0 and $1.2 million for fiscal years 2009, 2010 and 2011, respectively.

18. SEGMENT REPORTING, GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

          Segment Reporting — ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Operating segments are defined as components of a company which the chief operating decision maker ("CODM") evaluates regularly in deciding how to allocate resources and in assessing performance. Prior to fiscal year 2011, the Company had one operating segment. During 2011, the Company determined that it is comprised of two operating segments consisting of Oil Re-refining and Environmental Services. All prior period financial information has been presented on a basis consistent with the 2011 segment presentation. The Environmental Services segment positions the Company as a comprehensive environmental services provider, offering its customers a wide-range of environmentally responsible products and services. The Oil Re-refining segment positions the Company as a recycler of used oil, as well as a producer and marketer of a wide variety of recycled base and blended lubricating oils, such as motor oil.

          Our company is organized, managed and internally grouped into segments based on differences in products and services. We manage our operations in two segments: Oil Re-refining and Environmental Services. These segments have responsibility for virtually all of our product lines. We are not dependent on any single product/service. The CODM utilizes Adjusted EBITDA as the measure of segment profit (loss) to evaluate operating performance. Assets by segment are not provided to or utilized by the CODM. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment revenues represent sales of used oil from the Environmental Services segment to the Oil Re-refining segment, which are accounted for at the estimated fair market price of recycled fuel oil or a percentage of the 6-oil index, depending on the point of origin.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

18. SEGMENT REPORTING, GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Continued)

          There are a variety of items, such as depreciation and amortization, stock compensation expense, provision for environmental liabilities, interest expense and other expenses-net, which the CODM does not utilize in assessing the Company's operating segments.

Business Segment Products

Business Segment	Major Products or Services
Environmental Services	Parts Cleaning services and complementary line of products, including degreasers, glass cleaners, thinners, hand cleaners, floor cleaners, absorbents, antifreeze; oil collection services; containerized waste and vacuum services; total project management
Oil Re-refining	Re-refined base and blended lubricating oils, such as motor oil.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

18. SEGMENT REPORTING, GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Continued)

	Fiscal Year Ended
	December 26, 2009	December 25, 2010	December 31, 2011
	(in thousands)
Oil Re-refining
Revenues from external customers	$322,725	$407,112	$568,508
Intersegment revenue	578	251	398

Total Oil Re-refining	323,303	407,363	568,906

Segment (loss) profit	$(1,392)	$49,704	$112,867

Environmental Services
Revenues from external customers	$665,261	$667,020	$715,763
Intersegment revenue	115,508	144,664	206,816

Total Environmental Services	780,769	811,684	922,579

Segment profit	$65,517	$61,474	$47,835

Total revenues for reportable segments	$1,104,072	$1,219,047	$1,491,485
Elimination of intersegment revenue	(116,086)	(144,915)	(207,214)

	987,986	1,074,132	1,284,271

Total segment profit	$64,125	$111,178	$160,702
Depreciation and amortization	(70,992)	(71,689)	(66,808)
Provision for environmental liabilities	(4,738)	(6,588)	(15,095)
Other expenses	(1,719)	(5,305)	(5,925)
Interest expense	(14,701)	(10,841)	(10,321)
Stock compensation expense	(874)	(48)	(10,795)
(Provision) benefit for vacation expense	(393)	(18)	1,455
Oil derivative	—	—	(2,186)
SCAQMD settlement(1)	(15,000)	—	—

Income (loss) before income taxes	$(44,292)	$16,689	$51,027

(1)
The amount represents a settlement with the South Coast Air Quality Management District ("SCAQMD") for certain violations that was not allocated to any reporting segment.

          Geographic Information — For fiscal year 2009, the Company derived $878.8 million, or 88.9% of revenues, in the United States and Puerto Rico, $108.7 million, or 11.0% of revenues, in Canada and the remainder in Mexico. For fiscal year 2010, the Company derived $945.1 million, or 88.0% of revenues, in the United States and Puerto Rico, $129.0 million, or 12.0% of revenues, in Canada and the remainder in Mexico. For fiscal year 2011, the Company derived $1.13 billion, or 88.0% of revenues, in the United States and Puerto Rico and $153.5 million, or 12.0% of revenues, in Canada.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

18. SEGMENT REPORTING, GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Continued)

          As of December 25, 2010, the Company had property, plant and equipment — net of $295.7 million, and intangible assets — net of $123.0 million. Of these totals, $47.0 million, or 15.9% of property, plant and equipment — net, and $4.1 million, or 3.3% of intangible assets — net, were in Canada, with the balance in the United States and Puerto Rico (except for immaterial assets in Mexico). As of December 31, 2011, the Company had property, plant and equipment — net of $301.6 million, and intangible assets — net of $122.4 million. Of these totals, $53.5 million, or 17.7% of property, plant and equipment — net, and $3.6 million, or 3.0% of intangible assets — net, were in Canada, with the balance in the United States and Puerto Rico.

Revenues by Product and Service Offering

	Fiscal Year Ended
	December 26, 2009	December 25, 2010	December 31, 2011
	(in thousands)
Products revenues:
Oil and oil products	$370,787	$458,867	$645,218
Allied products	49,455	53,888	62,933

Total products revenues	420,242	512,755	708,151

Services revenues:
Parts cleaning services	240,542	220,991	226,452
Containerized waste services	139,642	142,636	155,590
Vacuum services	70,107	69,234	76,799
Total project management	46,433	43,652	40,348
Oil collection services	15,552	16,203	17,633
Other services	55,468	68,661	59,298

Total services revenues	567,744	561,377	576,120

Total revenues	$987,986	$1,074,132	$1,284,271

19. RELATED PARTY

          The Company has a 50% ownership interest in a joint venture (the "Investee") which is accounted for using the equity method of accounting. The Investee is primarily engaged in the production of aqueous cleaning solutions. Net assets of the Investee approximated $2.1 million and $1.4 million as of December 25, 2010 and December 31, 2011, respectively. Revenues of the Investee approximated $10.8 million, $11.4 million and $11.5 million in fiscal years 2009, 2010 and 2011, respectively. The Company's share of the Investee's net earnings approximated $1.4 million, $1.5 million and $1.4 million in fiscal years 2009, 2010 and 2011, respectively, and has been included in its consolidated statements of operations. Company purchases from the Investee approximated $7.8 million, $8.5 million and $8.3 million in fiscal years 2009, 2010 and 2011, respectively.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

19. RELATED PARTY (Continued)

          In April 2010, the Company entered into an agreement for advisory services with an affiliate of a stockholder, who is also a participant in the Credit Facility. This agreement requires three payments of $500 thousand each in exchange for such services. The first payment was due with the execution of the amendment to the Company's Credit Facility. The second payment was due and paid by December 31, 2011 and the third payment is due on December 31, 2012. The third payment will be waived if the stockholder is invited by the Company to participate pro rata in the Company's next refinancing. As part of the refinancing completed in February 2012 (see Note 11), the third payment has been waived.

          From July 2010 to April 2011, the Chairman of the Company's Board ("Chairman") was a party to a consulting agreement with the Company to serve as Interim Chief Executive Officer ("Interim CEO") in addition to serving as the Chairman. The primary compensation under the consulting agreement was $20 thousand per month plus an additional end of year (2010) incentive payment. The Company recognized $340 thousand and $100 thousand in expense related to the consulting agreement in fiscal years 2010 and 2011, respectively, which is included in general and administrative expenses in the accompanying consolidated statement of operations. Additionally in 2011, the Company granted the Chairman, for his time as Interim CEO, 32,653 shares of restricted stock at $12.25 per share. The Company recorded $400 thousand in compensation expense which is included in general and administrative expenses.

20. INCOME (LOSS) PER SHARE

          The computation of basic and diluted income (loss) per common share is as follows for fiscal years (in thousands, except per share data):

	2009	2010	2011
Net income (loss) available to common stockholders	$(43,056)	$24,339	$135,468

Weighted average shares used to calculate basic income (loss) per common share	51,070	51,592	51,876
Employee stock options	—	1,358	1,188

Weighted average shares used to calculate diluted income (loss) per common share	51,070	52,950	53,064

Basic income (loss) per common share	$(0.84)	$0.47	$2.61

Diluted income (loss) per common share	$(0.84)	$0.46	$2.55

          As of December 26, 2009 there were 2.4 million of potentially dilutive securities based on outstanding stock options considered to be anti-dilutive due to the Company's net loss. As of December 25, 2010 and December 31, 2011, there were 270 thousand and 195 thousand, respectively, potentially dilutive securities based on outstanding stock options considered to be anti-dilutive. As such, these amounts were not included in the calculations of income (loss) per common share.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 26, 2009, DECEMBER 25, 2010 AND DECEMBER 31, 2011

21. SUBSEQUENT EVENT

          Subsequent events have been evaluated through August 14, 2012.

          In the second quarter of 2012, the Company declared and paid a one-time cash dividend of $0.87 per share, totaling $45.2 million. Of the $45.2 million, approximately $44.2 million was paid to current stockholders and approximately $1.0 million was paid to certain stock option holders. The Company does not intend to pay dividends in the foreseeable future.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands, except for par value amount)

October 6, 2012
(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$48,253
Accounts receivable — net	171,643
Inventories and supplies	89,544
Deferred income taxes	11,054
Other current assets	25,363

Total current assets	345,857
PROPERTY, PLANT AND EQUIPMENT — net	317,004
GOODWILL	36,787
OTHER INTANGIBLE ASSETS — net	83,369
DEFERRED INCOME TAXES	57,756
OTHER ASSETS	7,515

TOTAL ASSETS	$848,288

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$88,191
Current portion of environmental liabilities	7,046
Income taxes payable	1,763
Deferred revenue	32,009
Accrued salaries and benefits	30,574
Accrued other liabilities	87,006
Current portion of long-term debt	2,500

Total current liabilities	249,089
ENVIRONMENTAL LIABILITIES	51,253
LONG-TERM DEBT — net of current portion	220,625
OTHER LONG-TERM LIABILITIES	21,458

Total liabilities	542,425

COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (See Note 10)
STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value — 10,000 shares authorized; none issued and outstanding	—
Common stock, $.01 par value — 150,000 shares authorized; 50,909 shares issued and outstanding as of October 6, 2012	509
Additional paid-in capital	390,560
Accumulated other comprehensive income	4,675
Accumulated deficit	(89,881)

Total stockholders' equity	305,863

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$848,288

See accompanying notes to the condensed consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share data)

	40 weeks ended
	October 1, 2011	October 6, 2012
	(Unaudited)
REVENUES:
Products revenues	$535,112	$601,897
Services revenues	437,161	469,087

TOTAL REVENUES	972,273	1,070,984

EXPENSES:
Operating (exclusive of depreciation and amortization shown separately below)	806,966	877,677
General and administrative	58,639	67,109
Depreciation and amortization	50,869	49,436
Interest expense	7,831	10,284
Other expenses — net	2,859	4,903

	927,164	1,009,409

INCOME BEFORE INCOME TAXES	45,109	61,575
INCOME TAX EXPENSE	8,106	19,278

NET INCOME	$37,003	$42,297

Income per common share:
Basic	$0.71	$0.82

Diluted	$0.70	$0.80

Weighted average common shares outstanding:
Basic	51,867	51,622

Diluted	53,035	52,880

See accompanying notes to the condensed consolidated financial statements.

SAFETY-KLEEN INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	40 weeks ended
	October 1, 2011	October 6, 2012
	(Unaudited)
NET INCOME	$37,003	$42,297
OTHER COMPREHENSIVE INCOME, NET OF TAX
Foreign currency translation adjustments	(2,373)	(52)

COMPREHENSIVE INCOME	$34,630	$42,245

See accompanying notes to the condensed consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	40 weeks ended
	October 1, 2011	October 6, 2012
	(Unaudited)
OPERATING ACTIVITIES:
Net income	$37,003	$42,297
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt issuance costs	767	1,022
Depreciation and amortization	50,869	49,436
Provision for uncollectible accounts — net	3,413	5,145
Loss on disposal of property, plant and equipment	3,608	4,621
Stock-based compensation	12,414	8,206
Deferred income taxes	(20)	17,736
Gain on derivative instruments	(3,672)	(922)
Gain on foreign currency	(80)	(143)
Loss on extinguishment of debt	—	576
Changes in operating assets and liabilities:
Accounts receivable — net	(31,967)	(37,088)
Inventories and supplies	(18,200)	1,894
Accounts payable	12,989	10,592
Income taxes	459	(9,823)
Accrued salaries and benefits	1,530	(196)
Environmental liabilities	3,426	(3,381)
Other assets and liabilities	15,823	236

Net cash provided by operating activities	88,362	90,208

INVESTING ACTIVITIES:
Purchases of property, plant and equipment and intangible assets	(48,431)	(68,143)
Proceeds from sales of property, plant and equipment	385	930

Net cash used in investing activities	(48,046)	(67,213)

FINANCING ACTIVITIES:
Repayments of term loan	(1,725)	(220,375)
Term loan proceeds	—	225,000
Payment of debt issuance costs	—	(6,050)
Dividends paid	—	(44,291)
Exercise of stock options	391	90
Common stock repurchase	(1,080)	(5,085)

Net cash used in financing activities	(2,414)	(50,711)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(268)	170

NET CHANGE IN CASH AND CASH EQUIVALENTS	37,634	(27,546)
CASH AND CASH EQUIVALENTS — Beginning of year	23,651	75,799

CASH AND CASH EQUIVALENTS — End of period	$61,285	$48,253

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$7,734	$9,885

Income taxes paid	$7,720	$11,334

Non-cash items:
Property, plant and equipment included in accounts payable	$2,518	$2,990

See accompanying notes to the condensed consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    BUSINESS AND ORGANIZATION

          The unaudited condensed consolidated financial statements include the accounts of Safety-Kleen, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated.

          The Company provides a range of services designed to collect, transport, process, recycle, reuse, re-refine or dispose of hazardous and nonhazardous industrial waste. The Company provides these services in 48 states, Canada and Puerto Rico from approximately 200 collection, processing and other locations. The Company also sells products and services that are used to meet the customer's cleaning and waste management needs, such as hand cleaners, floor cleaners, mats, spill kits and other absorbents.

          The Company's fiscal year consists of 52 weeks, with the first quarter containing 16 weeks and the remaining three quarters each containing 12 weeks. The results for the 40-week period included herein are not necessarily indicative of the results expected for the year.

Basis of Presentation

          The interim condensed consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments necessary for a fair presentation of the Company's consolidated financial position, results of operations and cash flows for the periods presented.

          These condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information and the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.

          These financial statements should be read in conjunction with the Company's fiscal year 2011 consolidated financial statements.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Derivative Financial Instruments — Beginning in the third and fourth quarter of 2011, the Company entered into four commodity derivatives, with a total notional amount of 218 thousand barrels of crude oil, and through the third quarter of fiscal year 2012 the Company entered into 16 additional commodity derivatives, with a total notional amount of 1.5 million barrels of crude oil, to mitigate its risk associated with rapid changes in the related commodity prices. All commodity derivatives are comprised of cashless collar contracts related to crude oil, where the Company sells a call to a bank and then purchases a put from the same bank. The derivative instruments were not designated as hedges and expire through 2013.

          Total derivative instrument assets and total derivative instrument liabilities are included in the consolidated balance sheet as a component of other current assets and accrued other liabilities, respectively. The Company recorded gains of $2.7 million and $922 thousand for the 40-week periods ended October 1, 2011 and October 6, 2012, respectively, related to these derivative instruments, which are included in the consolidated statements of operations as a component of operating expenses.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          The Company had an interest rate swap agreement with a notional amount of $50.0 million that converted a portion of its variable rate debt to a fixed rate at 2.97% which expired in October 2011. The derivative instrument was not designated as a hedge. The Company recorded a gain of $994 thousand for the 40-week period ended October 1, 2011, which is included in the consolidated statements of operations as a component of interest expense. See Note 13 "Fair Value Measurements" for additional information regarding the Company's derivative instruments.

          Recent Accounting Pronouncements — Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220) Presentation of Comprehensive Income ("ASU No. 2011-05"), requires companies to present net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate, but consecutive, statements of net income and other comprehensive income. ASU No. 2011-05 eliminates the option to present items of other comprehensive income in the statement of changes in equity. The Company adopted ASU No. 2011-05 in the first quarter of 2012 and retroactively applied the guidance to all periods herein. The adoption only impacted the presentation of the Company's consolidated financial statements and had no impact on the reported results.

3.    ACCOUNTS RECEIVABLE

          Accounts receivable consisted of the following (in thousands):

October 6, 2012
Trade accounts receivable	$183,180
Allowance for uncollectible accounts	(11,537)

Total accounts receivable — net	$171,643

4.    INVENTORIES AND SUPPLIES

          Inventories and supplies consisted of the following (in thousands):

October 6, 2012
Oil and oil products	$64,166
Supplies and drums	13,251
Solvent and solutions	8,263
Other	7,203
Reserves	(3,339)

Total inventories and supplies	$89,544

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

5.    OTHER CURRENT ASSETS

          Other current assets consisted of the following (in thousands):

October 6, 2012
Prepaid expenses and deposits	$11,362
Deferred direct costs	10,733
Income tax receivable	1,249
Other	2,019

Total other current assets	$25,363

6.    PROPERTY, PLANT AND EQUIPMENT

          Property, plant and equipment consisted of the following (in thousands):

October 6, 2012
Land	$66,916
Buildings	150,004
Machinery and equipment	456,972
Asset retirement obligations	6,023
Construction-in-process	42,331

Total property, plant and equipment	722,246
Less accumulated depreciation and amortization	(405,242)

Property, plant and equipment — net	$317,004

7.    INCOME TAXES

          To determine the provision for income taxes for the 40-week period ending October 6, 2012, the Company used an estimated annual effective income tax rate, which is based on the Company's expected annual income taking into consideration statutory tax rates and tax planning opportunities in the jurisdictions in which it operates. Subsequent recognition or de-recognition of a tax position taken in a previous period is separately recognized in the period it occurs.

          The Company's effective income tax rate was 31.3% for the 40-week period ended October 6, 2012 compared to 18.0% for the 40-week period ended October 1, 2011. Differences in effective tax rates from 2011 to 2012 are principally attributable to the U.S. valuation allowance on the Company's deferred tax assets in 2011 and the release of certain of the Company's ASC 740 liabilities in 2012 (see below).

          The Company accounts for uncertain tax positions in accordance with ASC 740, which applies a more likely than not recognition threshold for all tax uncertainties. ASC 740 only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. There were no significant changes in the Company's ASC 740 balances during the 40-week periods ended October 1, 2011. During the 40-week period ended

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

7.    INCOME TAXES (Continued)

October 6, 2012, the Company released $4.4 million of its ASC 740 liability due to the expiration of the respective statutes of limitations.

8.    ENVIRONMENTAL LIABILITIES

          There have been no significant changes in environmental liabilities. See further discussion in the summary of significant accounting policies and note 10 of the Company's fiscal year 2011 consolidated financial statements.

9.    LONG-TERM DEBT AND OTHER FINANCING

          The Company amended and restated its current Credit Facility (the "Amended Credit Facility") in February of 2012. The Company incurred $6.1 million of costs associated with the Amended Credit Facility. The new maturity date for both the revolver and the term loan is five years from the closing date. In addition, the Company increased its revolver from $100.0 million to $225.0 million, of which $0 was outstanding as of October 6, 2012. The amended revolver includes a $100.0 million letter of credit sub-facility, of which $45.2 million were issued but not drawn, which allowed the Company to terminate its existing synthetic letter of credit facility. The principal amount of the term loan is $225.0 million. Quarterly loan payments of $625 thousand are required on the term loan and commenced on April 2, 2012 and will continue until the maturity date. The final payment on the term loan is due on the maturity date and will be equal to the amount of principal then outstanding. The amended terms include releasing the Company's Canadian subsidiary from its guaranty and security obligations, adding additional capital expenditure flexibility to allow for up to $100.0 million for re-refinery expansion, adding acquisition flexibility of up to $100.0 million annually and gives the ability to make restricted payments, such as cash dividends and repurchases of common stock. The Amended Credit Facility has specific financial covenants, restrictions, and an "excess cash flow" calculation substantially consistent with those noted under the Credit Facility. The pricing of the amended term loan is LIBOR plus 3.75% (with a 1.25% LIBOR floor) and the revolver is initially priced at LIBOR plus 3.25%, with future pricing determined based upon the Company's leverage ratio. The term loan also includes a 1% fee if the Company elects to repay the loan within one year of the closing date.

10.    COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

          Harris Incident.    During the second quarter of 2012, as result of new facts and circumstances, the Company determined that its obligation regarding this incident would be $3.0 million. The Company previously had $2.0 million reserved as of December 31, 2011 as a component of its self-insurance liability. The Company recorded the $1.0 million increase as additional operating expense in the second quarter of 2012. This case was settled in the third quarter of 2012. The Company was responsible for its self-insurance amount of $3.0 million. See further discussion in note 12 of the Company's fiscal year 2011 consolidated financial statements.

          California Wage and Hour Claim.    On August 20, 2012, the Company settled the third claim for an immaterial amount. See further discussion in note 12 of the Company's fiscal year 2011 consolidated financial statements.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

10.    COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS (Continued)

          Florida Incident.    In late August 2012, a Company driver was involved in a fatality accident in the Ocala, Florida area. Initial efforts to resolve the matter pre-suit proved unsuccessful, although the Company made an offer of $1.1 million to resolve the matter. This amount was originally accepted but subsequently recanted. The Company has received a demand for $6.0 million, which was rejected. The Company was served with a complaint in November 2012. This matter is covered under the Company's insurance program, which has a $3.0 million self-insured retention for automobile accidents. The Company has reserved $1.1 million in connection with this incident but is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to this matter.

          Employment Agreements.    In May 2012 the Company amended the employment agreements of Robert M. Craycraft II, Jeffrey O. Richard, David E. Eckelbarger and Jeffrey L. Robertson. Pursuant to the amendments, the executives are eligible to receive a bonus equal to a specified percentage of the "transaction bonus pool" (which generally is 1% of the equity value of the Company, SK Holding Company, or Safety-Kleen Systems, Inc., over $1 billion) in the event a "transaction" (which includes a stock acquisition of 80% or more of the total voting power of the stock of the Company, SK Holding Company, or Safety-Kleen Systems, Inc.) closes on or before May 11, 2013. For Mr. Craycraft, the percentage of the transaction bonus pool is 25%, for Mr. Richard it is 15%, for Mr. Eckelbarger it is 10%, and for Mr. Robertson it is 4%. If prior to the date the transaction closes, the executive's employment is terminated by the Company without cause, by the executive for good reason, or due to death or disability, he will still be eligible to receive the bonus on the date the transaction closes as if he were still employed on such date.

          There have been no other significant changes in commitments, contingencies and legal proceedings. See further discussion in note 12 of the Company's fiscal year 2011 consolidated financial statements.

11.    STOCKHOLDERS' EQUITY

          During the 40-week period ended October 6, 2012, the Company declared and paid a one-time cash dividend of $0.87 per share, totaling $45.2 million. Of the $45.2 million, approximately $44.2 million was paid to current stockholders and approximately $1.0 million was paid to certain stock option holders. In connection with the dividend, the Company authorized a reduction in exercise price for certain stock options outstanding and an increase of RSUs for each individual with RSUs outstanding in accordance with the Safety-Kleen Equity Plan's anti-dilution provisions.

12.    STOCK AWARD PLANS

          During the first quarter of 2012, the Company granted 402 thousand stock options to certain employees with an exercise price of $11.75, which approximated the fair value of the Company's common stock at the grant date. The awards were classified as liability awards and compensation expense calculated based on estimated fair value of the stock options. Approximately 161 thousand of the options vest ratably over a three year vesting period, which is also the period over which compensation cost is recognized. The remaining 241 thousand are performance based awards which vest based on achievement of certain revenue and Adjusted EBITDA margin targets for fiscal year 2014 or upon a change of control. The Company records compensation cost of the

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

12.    STOCK AWARD PLANS (Continued)

performance awards based on an assessment of the probability of achieving the performance conditions. As of October 6, 2012, the Company assessed that it is probable that the options will vest and therefore, is recognizing compensation expense for these awards over the vesting period.

          The fair value of the above mentioned grants was initially estimated using the Black-Scholes Model with the following weighted average assumptions:

Risk-free interest rate	1.12%
Expected life	6.25 years
Expected volatility	30.58%
Dividend rate	0.00%

13.    FAIR VALUE MEASUREMENTS

          The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

  •
  Level 1 — Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

  •
  Level 3 — Unobservable inputs based on the Company's assumptions.

          ASC 825, Financial Instruments, allows companies to measure many financial assets and liabilities at fair value. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose between different measurement attributes for similar types of assets and liabilities. The Company did not elect to report any assets or liabilities at fair value under the provisions of ASC 825.

          The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis (in thousands):

	Fair value as of October 6, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Derivative Instruments(1)	—	$294	—	$294
Liabilities:
Derivative Instruments(1)	—	$1,558	—	$1,558
Stock Option Awards(2)	—	$22,651	—	$22,651

(1)
Fair value based on present value of future cash flows using crude oil forward rate curve.

(2)
Fair value of stock options determined using Black-Scholes Model with the underlying fair value of the Company's stock of $16 being the most significant input.

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13.    FAIR VALUE MEASUREMENTS (Continued)

          Carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable — net and accounts payable approximate fair value due to the short-term nature of these instruments. The fair value of long-term debt was based upon valuations from bank and market quotations.

          The carrying value and fair value of the Company's long-term debt were as follows:

	As of October 6, 2012
	Carrying Value	Fair Value
Long-term debt	$223,125	$221,592

14.    SEGMENT REPORTING

	40 Weeks Ended
	October 1, 2011	October 6, 2012
	(in thousands)
Oil Re-refining
Revenues from external customers	$427,848	$478,897
Intersegment revenue	275	284

Total Oil Re-refining	428,123	479,181

Segment profit	$85,032	$88,139

Environmental Services
Revenues from external customers	$544,425	$592,087
Inter segment revenue	151,140	165,734

Total Environmental Services	695,565	757,821

Segment profit	$40,605	$50,838

Total revenues for reportable segments	$1,123,688	$1,237,002
Elimination of intersegment revenues	(151,415)	(166,018)

	972,273	1,070,984

Total segment profit	$125,637	$138,977
Depreciation and amortization	(50,869)	(49,436)
Provision for environmental liabilities	(9,448)	(3,533)
Other expenses	(2,859)	(4,903)
Interest expense	(7,831)	(10,284)
Stock compensation expense	(11,645)	(8,206)
Provision for vacation expenses	(554)	(1,962)
Oil derivatives	2,678	922

Income before income taxes	$45,109	$61,575

SAFETY-KLEEN, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

15.    INCOME PER SHARE

          The computation of basic and diluted income per common share is as follows (in thousands, except per share data):

	40 weeks ended
	October 1, 2011	October 6, 2012
Net income available to common stockholders	$37,003	$42,297

Weighted average shares used to calculate basic income per common share	51,867	51,622
Employee stock options	1,168	1,258

Weighted average shares used to calculate diluted income per common share	53,035	52,880

Basic income per common share	$0.71	$0.82

Diluted income per common share	$0.70	$0.80

          As of October 1, 2011 and October 6, 2012, there were 209 thousand and 294 thousand, respectively, of potentially dilutive securities based on outstanding stock options considered to be anti-dilutive. As such, these amounts were not included in the calculations of diluted income per common share. As of October 6, 2012, there were 242 thousand contingently issuable securities that were not included in the calculation of diluted income per common share because all necessary conditions were not satisfied. There were no contingently issuable securities as of October 1, 2011.

16.    SUBSEQUENT EVENT

          Subsequent events have been evaluated through November 26, 2012.

          On October 29, 2012, Clean Harbors, Inc., a leading provider of environmental, energy and industrial services throughout North America, announced it has signed a definitive agreement to acquire the Company. Under the terms of the agreement, Clean Harbors will purchase the Company in an all-cash transaction valued at $1.25 billion. The acquisition is subject to approval by U.S. and Canadian regulators, as well as other customary closing conditions. The transaction is expected to be completed by year-end.

PROSPECTUS

Clean Harbors, Inc.

DEBT SECURITIES
COMMON STOCK
PREFERRED STOCK
WARRANTS

        Clean Harbors, Inc. may offer, from time to time, debt securities, common stock, preferred stock, and warrants. In addition, selling stockholders to be named in a prospectus supplement may offer, from time to time, shares of our common stock. We will provide the specific terms of any offering and the offered securities in supplements to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

        This prospectus may not be used to consummate any sales of securities unless accompanied by a prospectus supplement which will describe the method and terms of the offering.

        Our common stock is quoted on the New York Stock Exchange under the symbol "CLH".

        Investing in our securities involves risks. You should carefully consider the "Risk Factors" which may be included in any prospectus supplement, or which are incorporated by reference into this prospectus.

        We may sell the securities to or through underwriters, to other purchasers, through agents, or through a combination of these methods. The names of any underwriters will be stated in the applicable prospectus supplement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 26, 2012.

*    *    *

        No person has been authorized to give any information or to make any representation not contained in, or incorporated by reference into, this prospectus or the accompanying prospectus supplement. You must not rely on any unauthorized information or representation. We do not imply or represent by delivering this prospectus that Clean Harbors, Inc., or its business, is unchanged after the date of the prospectus or that the information in this prospectus is correct as of any time after its date.

        The information in this prospectus or any prospectus supplement may not contain all of the information that may be important to you. You should read the entire prospectus and any prospectus supplement, as well as the documents incorporated by reference into this prospectus or any accompanying prospectus supplement, before making an investment decision.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. Using this process, we may, from time to time, offer any combination of securities described in this prospectus in one or more offerings and selling stockholders to be named in a prospectus supplement may, from time to time, sell common stock in one or more offerings. This prospectus provides you with a general description of the securities that may be offered. Each time securities are offered under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that particular offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement, together with additional information described below under the heading "Where You Can Find More Information" and "Incorporation of Documents by Reference."

        When used in this prospectus and any prospectus supplement, unless the context requires otherwise, the terms "we," "our," "us," "Clean Harbors," or the "Company" refer collectively to Clean Harbors, Inc. and its subsidiaries.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated herein by reference to our filings under the Securities Exchange Act of 1934 include "forward-looking statements," as defined by federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "likely," "will," "would," "could" and similar expressions or phrases identify forward-looking statements.

        All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in the environmental services industry. Others are more specific to our operations. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

        Factors that may cause actual results to differ from expected results include, among others:

  •
  our ability to manage the significant environmental liabilities that we assumed in connection with prior acquisitions and may assume in connection with future acquisitions;

  •
  the availability and costs of liability insurance and financial assurance required by governmental entities related to our facilities;

  •
  general conditions in the oil and gas industries, particularly in the Alberta oil sands and other parts of Western Canada;

  •
  our ability to integrate into our operations the operations of the companies we have recently acquired and may acquire in the future;

  •
  the possibility that the expected synergies from our recent acquisitions and any future acquisitions will not be fully realized;

  •
  exposure to unknown liabilities in connection with acquisitions;

  •
  the extent to which our major customers commit to and schedule major projects;

  •
  the unpredictability of emergency response events that may require cleanup and other services by us for uncertain durations of time;

  •
  our future cash flow and earnings;

  •
  our ability to meet our debt obligations;

  •
  our ability to increase our market share;

  •
  the effects of general economic conditions in the United States, Canada and other territories and countries where we conduct business;

  •
  the effect of economic forces and competition in specific marketplaces where we compete;

  •
  the possible impact of new regulations or laws pertaining to all activities of our operations;

  •
  the outcome of litigation or threatened litigation or regulatory actions;

  •
  the effect of commodity pricing on our overall revenues and profitability;

  •
  possible fluctuations in quarterly or annual results or adverse impacts on our results caused by the adoption of new accounting standards or interpretations or regulatory rules and regulations;

  •
  the effect of weather conditions or other aspects of the forces of nature on field or facility operations;

  •
  the effects of industry trends in the environmental, energy and industrial services marketplaces; and

  •
  the effects of conditions in the financial services industry on the availability of capital and financing.

        All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement might not occur.

        See "Risk Factors" in any prospectus supplement for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in such prospectus supplement are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements and other unknown or unpredictable factors also could harm our results. Consequently, actual results or developments anticipated by us may not be realized and, even if substantially realized, they may not have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

THE COMPANY

        We are a leading provider of environmental, energy and industrial services throughout North America. We serve over 60,000 customers, including a majority of Fortune 500 companies, thousands of smaller private entities and numerous federal, state, provincial and local governmental agencies. We have more than 200 locations, including over 50 waste management facilities, throughout North America in 37 U.S. states, seven Canadian provinces, Mexico and Puerto Rico.

        The wastes that we handle include materials that are classified as "hazardous" because of their unique properties, as well as other materials subject to federal and state environmental regulation. We provide final treatment and disposal services designed to manage hazardous and non-hazardous wastes which cannot be economically recycled or reused. We transport, treat and dispose of industrial wastes for commercial and industrial customers, health care providers, educational and research organizations, other environmental services companies and governmental entities. We also provide industrial maintenance and production, lodging, and exploration services to the oil and gas, pulp and paper, manufacturing and power generation industries throughout North America.

        Clean Harbors, Inc. was incorporated in Massachusetts in 1980. Our corporate offices are located at 42 Longwater Drive, Norwell, MA 02161, (telephone (781) 792-5000). Shares of our common stock trade on the New York Stock Exchange under the symbol "CLH". Our website address is www.cleanharbors.com. The information contained or incorporated in our website is not part of this prospectus or of any prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

        Clean Harbors files annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-3, including exhibits and schedules, under the Securities Act of 1933 with respect to the securities that we may issue from time to time. This prospectus is a part of that registration statement, but does not contain all of the information included in the registration statement or the exhibits and schedules. You may read and copy the registration statement and any reports, statements or other information filed by us with the SEC at the SEC's public reference facility at 100 F Street, N.E., Washington, D.C. 20549.

        You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding issuers like us that file electronically with the SEC. You may also obtain copies of these materials through our website, http://www.cleanharbors.com.

        Our common stock is quoted on the New York Stock Exchange under the symbol "CLH" and you also can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF INFORMATION BY REFERENCE

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. Copies of the documents we file with the SEC can be read at the SEC's public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of our filings at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facility.

        We are "incorporating by reference" in this prospectus some of the documents we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Information in specified documents that we file with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules) after the date of this prospectus will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of any offering of securities offered by this prospectus:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2011 (as Part II Item 7, Park II Item 8, and Part IV Item 15 in such Annual Report were subsequently superseded or modified through our Report on Form 8-K filed on July 16, 2012);

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012;

  •
  our definitive proxy statement dated March 23, 2012 for our annual meeting of shareholders held on May 7, 2012; and

  •
  our Reports on Form 8-K (other than the copies of press releases and certain other information furnished as Exhibits 99.1 to certain of such Reports) filed with the SEC on May 10, 2012, July 16, 2012, July 18, 2012, July 30, 2012, August 20, 2012 and October 31, 2012 (as amended by Amendment No. 1 thereto filed on November 5, 2012).

        Information contained in any prospectus supplement modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information contained in later-dated documents incorporated by reference supplements, modifies or supersedes, as applicable, the information contained in this prospectus or in earlier-dated documents incorporated by reference.

        We will provide a copy of the documents we incorporate by reference (other than exhibits, unless the exhibit is specifically incorporated by reference into the filing requested), at no cost, to you if you submit a request to us by writing to or telephoning us at the following address or telephone number:

Clean Harbors, Inc.
42 Longwater Drive
Norwell, Massachusetts 02061-9149
Telephone: (781) 792-5100
Attention: Executive Offices

        We have filed this prospectus with the SEC as part of a registration statement on Form S-3 (File No. 333-185141) under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

USE OF PROCEEDS

        Except as otherwise described in an applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for one or more of the following purposes:

  •
  repay or refinance, in part, existing indebtedness;

  •
  finance, in part, the cost of acquisitions;

  •
  finance capital expenditures and capacity expansion; and/or

  •
  general corporate purposes and working capital.

Funds which are not required immediately for these purposes may be invested temporarily in short-term marketable securities.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of earnings to fixed charges for the five years ended December 31, 2011, 2010, 2009, 2008 and 2007 and the nine months ended September 30, 2012 and 2011.

	For the Nine Months Ended September 30		For the Year Ended December 31
	2012	2011	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges	3.6x	5.1x	5.0x	6.2x	3.6x	6.0x	4.1x

        For purposes of calculating the earnings to fixed charges, earnings consist of income from operations before income tax plus fixed charges. Fixed charges consist of interest expense, including capitalized interest, amortization of debt issuance costs and a portion of the operating lease rental expense deemed to be representative of the interest factor.

DESCRIPTION OF SECURITIES

        We may issue from time to time, in one or more offerings, the following securities:

  •
  debt securities, which may be senior or subordinated;

  •
  shares of common stock, $0.01 par value per share;

  •
  shares of preferred stock, $0.01 par value per share; and

  •
  warrants exercisable for common stock.

        We will set forth in the applicable prospectus supplement a description of the debt securities, common stock, preferred stock or warrants that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement, and other offering material, relating to such offering.

SELLING STOCKHOLDERS

        Information about selling stockholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Securities Exchange Act of 1934 which are incorporated by reference into this prospectus or any prospectus supplement.

VALIDITY OF SECURITIES

        The validity of the securities to be sold pursuant to this prospectus will be passed upon for us by Davis, Malm & D'Agostine, P.C., Boston, Massachusetts, counsel to the Company. Legal matters will be passed upon for the underwriters, dealers or agents by counsel we will name in the applicable prospectus supplement.

EXPERTS

        The consolidated financial statements and related financial statement schedule incorporated by reference in this prospectus from Clean Harbors, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2012 and the effectiveness of Clean Harbors, Inc.'s internal control over financial reporting incorporated by reference in this prospectus from Clean Harbors, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports incorporated by reference in this prospectus (which reports on the consolidated financial statements and related financial statement schedule (1) express an unqualified opinion and includes an explanatory paragraph related to the effects of the retrospective adoption of changing the method of presenting comprehensive income and of the financial statement disclosures related to the change in the composition of the reportable segments and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The audited consolidated financial statements of Safety-Kleen, Inc. as of December 25, 2010 and December 31, 2011, and for each of the years in the three-year period ended December 31, 2011, included in a prospectus supplement under this registration statement have been included in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing therein, and upon the authority of said firm as experts in accounting and auditing.

6,000,000 Shares

Clean Harbors, Inc.

Common Stock

Goldman, Sachs & Co.

BofA Merrill Lynch	Credit Suisse